

05061165

P.E.
12-31-04



# ROBERTS REALTY INVESTORS, INC.

## 2004 ANNUAL REPORT

# To Our Shareholders

Our company had a very productive and successful year in 2004, highlighted by the sale of six apartment communities for $145 million and the payment of a $4.50 per share distribution to our shareholders. These sales created significant shareholder value and were the accumulation of several years of hard work, attention to detail, and strict adherence to our business plan. The sale of these assets and the per unit prices we achieved validate and confirm our investment strategy of developing, constructing and owning real estate assets in excellent, high-growth neighborhoods.

The "Financial Highlights" on the previous page summarize our financial results for 2004. The increase in Net Income and the decrease in FFO and operating revenues are primarily due to our sale of the six apartment communities in 2004. Net Income increased 1,275% from $2.7 million in 2003 to $37.0 million in 2004, while Funds from Operations decreased 133% from $2.0 million in 2003 to a loss of $662,000 in 2004. Operating Revenues (including Discontinued Operations) decreased 41% from $20.4 million in 2003 to $12.1 million in 2004.

During 2004, we sold five apartment communities to Colonial Properties Trust for $109 million, or $100,045 per unit, and distributed $36 million, or $4.50 per share, to our shareholders from the proceeds generated by this sale. We also sold St. Andrews at the Polo Club in West Palm Beach, Florida for $36 million, or $180,000 per unit. We then acquired three extremely well-located tracts of undeveloped land with the proceeds from the St. Andrews sale in a tax-deferred exchange that provides us development opportunities for 757 residential units and 766,000 square feet of office and retail space.

Going forward, I intend to continue executing our proven investment strategy of developing, constructing and owning real estate assets in excellent, high-growth neighborhoods. I look forward to seeing each of you at our annual meeting on August 16, 2005 at 10:00 a.m. at the Westin Atlanta North at Perimeter.



Charles S. Roberts
President and Chief Executive Officer

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

# FORM 10-K

## FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2004.**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _________ to _________.**

**Commission file number 001-13183**

# Roberts Realty Investors, Inc.
(Exact Name of Registrant as Specified in Its Charter)

| **Georgia** | **58-2122873** |
|---|---|
| *(State or Other Jurisdiction of Incorporation or Organization)* | *(I.R.S. Employer Identification No.)* |
| **450 Northridge Parkway, Suite 302, Atlanta, GA** | **30350** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

Registrant's telephone number, including area code **(770) 394-6000**

Securities registered under Section 12(b) of the Act: **None**

Securities registered under Section 12(g) of the Exchange Act:

**Common Stock**
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2 of the Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

$31,239,744

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. 5,321,485 shares of common stock (as of March 21, 2005).

Documents Incorporated by Reference. **None**

# TABLE OF CONTENTS

## PART I

### ITEM 1. DESCRIPTION OF BUSINESS.

This report contains "forward-looking statements" within the meaning of the federal securities laws. These statements relate to future economic performance, plans and objectives of management for future operations and projections of revenues and other financial items that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "expect," "estimate," "anticipate," "believe" and similar expressions are intended to identify forward-looking statements. Those statements involve risks, uncertainties and assumptions, including industry and economic conditions, competition and other factors discussed in this and our other filings with the SEC. If one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We will make forward-looking statements in Items 1, 2, 5, 7 and 7A of this report. See "Disclosure Regarding Forward-Looking Statements" at the end of Item 7 for a description of some of the important factors that may affect actual outcomes.

### General

Roberts Realty Investors, Inc. is a Georgia corporation formed in 1994 that owns and operates multifamily residential and other properties as a self-administered, self-managed equity real estate investment trust, or REIT. We expect to continue to qualify as a REIT for federal income tax purposes. A REIT is a legal entity that holds real estate interests and, through its payment of distributions, is able to reduce or avoid incurring federal income tax at the corporate level. This structure allows shareholders to participate in real estate investments without the "double taxation" of income – i.e., at both the corporate and shareholder levels – that generally results from an investment in shares of a corporation. To maintain our qualification as a REIT, we must, among other things, distribute annually to our shareholders at least 90% of our taxable income. We conduct our business through Roberts Properties Residential, L.P., which we refer to as the operating partnership. The operating partnership owns all our properties. As of March 21, 2005, Roberts Realty owns a 73.8% interest in the operating partnership and is its sole general partner. We expect to continue to conduct our business in this organizational structure, which is sometimes called an "umbrella partnership" or "UPREIT."

Our common stock is traded on the American Stock Exchange under the symbol "RPI." Our executive offices are located at 450 Northridge Parkway, Suite 302, Atlanta, Georgia 30350, and our telephone number is (770) 394-6000. We do not maintain a corporate website. As of February 28, 2005, we have 23 full-time employees.

### Sales of Six Apartment Communities in 2004 and Purchase of New Properties for Development in 2004 and 2005

*Sale of Five Apartment Communities to Colonial Properties Trust.* On June 2, 2004, we sold five of our Atlanta apartment communities – Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase, totaling 1,091 units – to Colonial Properties Trust. The sales price was $109,150,000 or an average of $100,045 per apartment unit, resulting in a gain of $32,404,000, net of minority interest of $11,985,000. The sale was the first step in our recent plan of selling older appreciated assets and focusing on newer assets. Net sales proceeds were approximately $47,016,000, or $6.51 per share/unit, after deduction of:

(a) $58,802,000 for the mortgage notes payable assumed by the buyer;

(b) closing costs and prorations totaling $150,000; and

(c) a partnership profits interest distribution of $3,182,000 paid to Roberts Properties under the amended partnership agreement of the operating partnership.

On June 18, 2004, we paid a distribution of $4.50 per share/unit to shareholders and unitholders of record on June 14, 2004 from the profits of the sale.

*Sale of St. Andrews at the Polo Club.* On July 29, 2004, we sold our St. Andrews at the Polo Club community in Palm Beach County, Florida to an unrelated third party for $36,000,000, resulting in a gain of $8,254,000, net of minority interest of $3,053,000. Net sales proceeds were approximately $15,113,000 after deduction of:

(a) $20,412,000 for the mortgage note payable assumed by the buyer; and

(b) closing costs and prorations totaling $475,000.

We reinvested the majority of the proceeds from the sale of St. Andrews at the Polo Club in other properties through a Section 1031 tax-deferred exchange, which permits our shareholders to defer paying the tax they would otherwise incur on the gain.

*Recent Purchases of New Properties for Development.* Continuing our recent plan of selling older appreciated assets and focusing on newer assets, we acquired three high quality properties. In December 2004 and January 2005, we used the majority of the proceeds of the sale of St. Andrews at the Polo Club, described above, and new borrowings to fund the following purchases:

- we paid $7,769,500 for an 82% undivided interest in 23.547 acres of undeveloped land zoned for 292 apartment units in Gwinnett County, Georgia;
- we paid $5,880,000 for a 29.48-acre site of undeveloped land zoned for 109 condominium units, 15,000 square feet of retail space and a density of 500,000 square feet for a university education center in Alpharetta, Georgia; and
- we paid $15,700,000 for a 9.84-acre site of undeveloped land zoned for 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space in Atlanta, Georgia.

We paid a total of $29,349,500 to purchase these three properties. Combining the apartment and condominium units we can build on these three properties, the 722 existing apartment homes that we own, and our 220-unit community under development, we have a total of 1,470 apartment units and 229 condominium units that we own and may develop. Taking into account our investment in our existing communities and undeveloped land, as well as estimates of what it would cost to develop and construct the apartment and condominium units for which our undeveloped properties are zoned, these residential communities would represent an aggregate investment of approximately $175,000,000.

Please see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the impact we expect these sales and acquisitions to have on our future results of operations, liquidity and capital resources.

**Current Portfolio**

As of March 21, 2005, we own:

- Addison Place, a stabilized multifamily community consisting of the 118-unit Addison Place Townhomes and the 285-unit Addison Place Apartments in Alpharetta, Georgia. As of February 28, 2005, Addison Place had a physical occupancy rate of 95.0%. We consider a community to have achieved stabilized occupancy on the earlier of (a) attainment of 95% occupancy as of the first day of any month, or (b) one year after completion of construction.

- Ballantyne Place, a 319-unit apartment community in lease-up in Charlotte, North Carolina. We began leasing activity at Ballantyne Place in March 2004 and as of February 28, 2005, the community is 63.6% leased.

- Addison Place Shops, a 42,090 square foot retail center located at the entrance to our Addison Place apartment community in Alpharetta, Georgia that is in lease-up. We have completed construction of this retail center except for the interior tenant finish.

- A 1.0-acre undeveloped commercial site adjacent to the Addison Place Shops that we intend to sell.

- A 39,907 square foot office building in lease-up in Atlanta, Georgia, (sometimes referred to in this report as the Northridge office building). We occupy a portion of one floor of the building as our corporate headquarters, and we have entered into leases for the remaining space on that floor with Roberts Properties and Roberts Construction. We are in the process of leasing the other two floors to unaffiliated tenants.

- A 10.9-acre site currently in the planning and design phase on which we intend to build a 220-unit apartment community (referred to in this report as the Northridge community).

- An 82% undivided interest in 23.547 acres of undeveloped land zoned for 292 apartment units in Gwinnett County, Georgia.

- A 29.48-acre site of undeveloped land zoned for 109 condominium units, 15,000 square feet of retail space and a density of 500,000 square feet for a university education center in Alpharetta, Georgia.

- A 9.84-acre site of undeveloped land zoned for 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space in Atlanta, Georgia.

To enhance shareholder value in 2004, we sold six older appreciated assets, paid a significant distribution to our shareholders and redeployed a portion of the sales proceeds into new development assets.

In Atlanta, our primary market, sluggish job growth and historically low mortgage interest rates have contributed to lower demand for apartments, while the supply of multifamily units has increased. To maintain our physical occupancy, we offer residents incentives in the form of concessions and lower rents, which result in decreased revenues and income from operations. We have begun to reduce rent concessions per unit and we expect the concessions per unit to decrease gradually over time, but we cannot offer any assurances regarding when multifamily market conditions might improve. Until there is significant job growth in the geographic areas in which we operate, the apartment market will remain soft, and we will continue to experience the negative effects of lower rents. To the extent that these conditions continue and perhaps worsen, particularly in Atlanta, our business, operating results and liquidity will be affected adversely.

We have three properties in lease-up, one property in the planning and design phase, and four parcels of undeveloped land. In total, we have invested approximately $46.4 million into these properties, which are currently producing minimal cash flow. We believe that our cash flow from operations will improve as we finish the lease-ups and our properties under development and construction.

**Dividends and Special Distributions**

On August 27, 2003, we paid a special distribution of $0.55 per share/unit to shareholders and unitholders of record on August 18, 2003. We paid the special distribution from the profit generated by the sale of our Highland Park community. On June 18, 2004, we paid a special distribution of $4.50 per share/unit to shareholders and unitholders of record on June 14, 2004. We paid this distribution from the profits generated by the sale of five apartment communities to Colonial Properties Trust.

We have paid no regular quarterly dividends since the third quarter of 2001. We presently intend not to resume paying regular quarterly dividends. We have in the past paid distributions from the net proceeds of property sales. We expect in the near term to use all or most of the net proceeds of any sale for either or both of: (a) funding our ongoing development and construction program; and (b) acquiring other properties through a Section 1031 tax-deferred exchange, as we did with the proceeds of the sale of our St. Andrews at the Polo Club community. (A Section 1031 tax-deferred exchange permits our shareholders to defer paying the tax they would otherwise incur on the gain from the sale.)

**Growth Strategies**

Our business plan and growth strategy are focused on creating cash flow and capital appreciation by building and managing new apartment homes of the highest quality and value in excellent high-growth neighborhoods. Our business objective is to increase the long-term total return to our shareholders through appreciation in the value of our properties and, when we sell properties, the payment of dividends or capital distributions. To achieve this objective, we are pursuing the following growth strategies:

(a) maximize cash flow from operations by seeking through intensive management to maintain high occupancy levels, obtain regular rent increases, manage resident turnover efficiently and control operating expenses; and

(b) develop and/or acquire new multifamily apartment communities in Atlanta and Palm Beach, Florida.

We will engage others, including the Roberts Companies, to help us pursue these strategies, which are described in more detail below.

*Property Management Strategy.* We believe that managing our communities intensively is a fundamental element of our investment strategy. As of February 28, 2005, we employ 17 property management personnel, including property managers, leasing managers, leasing consultants, maintenance supervisors and technicians. We believe our property management expertise will enable us to continue to deliver quality services, thereby promoting resident satisfaction, maintaining high resident retention, and enhancing the value of each of the communities. Our property management strategy will continue to be:

- to increase average occupancy and rental rates as market conditions permit;
- to minimize resident turnover and delinquent rental payments through strict review of each applicant's creditworthiness;
- to control operating expenses and increase net operating income at each of our communities; and
- provide superior service to our residents.

*Development and Construction Strategy.* We intend to continue to develop high quality apartment communities and other real estate assets for long-term ownership. We have engaged two entities owned by Mr. Charles S. Roberts, our Chairman of the Board and Chief Executive Officer, to perform services for the operating partnership. These entities are Roberts Properties, Inc. and Roberts Properties Construction, Inc., which we sometimes refer to as the Roberts Companies. During the past 20 years, the Roberts Companies have developed, constructed, and/or managed over 4,400 residential units, and Roberts Properties developed and Roberts Construction has been the general contractor for all of our existing properties. We expect that affiliates of Mr. Roberts will continue to develop and construct properties for us, and we have entered into agreements for those services as described in Item 13, Certain Relationships and Related Transactions. We may also hire other development or construction companies, as we have done in the past, in Atlanta and elsewhere if we deem it to be in our best interests to do so. For the properties we recently purchased on Peachtree Dunwoody Road and Westside Parkway, we intend to utilize the Roberts Companies to develop the apartments and condominiums and engage joint-venture partners to develop the office, retail and other uses.

We believe that the number and quality of the apartment units developed by the Roberts Companies, the relationships Mr. Roberts and employees of the Roberts Companies have developed with local permitting and governmental authorities, and the Roberts Companies' experience with the development, construction and financing process will minimize the barriers to new development. These barriers include governmental growth control, a difficult rezoning and permitting process, and the limited availability of well-located sites. We believe that these restraints on construction, assuming substantial improvement in the Atlanta economy, offer a continuing opportunity for us to achieve favorable long-term returns on the development of well-located, high quality apartment home communities.

In analyzing the potential development of a particular community, we will evaluate geographic, demographic, economic, and financial data, including:

- households, population and employment growth;
- prevailing rental and occupancy rates in the immediate market area and the perceived potential for growth in those rates;
- costs that affect profitability of the investment, including construction, financing, operating and maintenance costs;
- income levels in the area;
- existing employment bases;
- traffic volume, transportation access, proximity to commercial centers and regional malls; and
- proximity to and quality of the area's schools.

We will also consider physical elements regarding a particular site, including the probability of zoning approval (if required), availability of utilities and infrastructure, and other physical characteristics of the site.

**Investment, Financing, and Conflict of Interest Policies**

Our investment policies, financing policies and conflict of interest policies are set by our board of directors. The board of directors has adopted the policies summarized below. Our board may amend or revise them from time to time without a vote of our shareholders or any vote of the partners of the operating partnership, except that:

(a) we cannot change our policy of holding our assets and conducting our business exclusively through the operating partnership without amending the operating partnership agreement, which will generally require the consent of the holders of a majority in interest of the limited partners in the operating partnership including, if applicable, Roberts Realty; and

(b) changes in our conflicts of interest policies must be approved by a majority of the independent directors and otherwise be consistent with legal requirements.

**Investment Policies**

*Investments in Real Estate or Interests in Real Estate.* We conduct all of our investment activities through the operating partnership and will do so for so long as the operating partnership exists. (The agreement of limited partnership of the operating partnership provides that it is not required to be dissolved until 2093.) Our investment objectives are to achieve stable cash flow and, over time, to increase cash flow and portfolio value by continuing to develop multifamily apartment communities for ownership as well as acquiring additional multifamily apartment communities that we anticipate will produce additional cash flow.

Our policy is to develop assets where we believe that favorable investment opportunities exist based on market conditions at the time of the investment. We expect to pursue our investment objectives primarily through the direct ownership of properties by the operating partnership, although, as discussed below, we may also pursue indirect property ownership opportunities. We intend to develop multifamily apartment communities primarily in Atlanta and Palm Beach. Future development or investment activities will not be limited by our governing documents to any geographic area, product type or specified percentage of our assets.

*Possible Acquisition of Properties from Mr. Roberts or His Affiliates.* Mr. Roberts and Roberts Properties have been engaged in the development of residential and commercial real estate since the early 1970s, and Mr. Roberts expects that he and Roberts Properties will continue to engage in real estate development. Provided that any transaction or agreement must comply with the policies discussed under "Conflict of Interest Policies," we may engage in transactions of various types with Mr. Roberts, Roberts Properties and/or other affiliates of Mr. Roberts to develop or acquire real estate. Those transactions may include:

- hiring Mr. Roberts or Roberts Properties to develop and construct real estate under a fee arrangement;
- acquiring undeveloped property from Mr. Roberts or his affiliates for future development (which we did in December 2004 and January 2005 as described above); or

- acquiring from Mr. Roberts or his affiliates partially or completely constructed properties, whether in their lease-up phase or already leased-up.

No particular arrangements have been determined, other than the communities now under construction and development as described elsewhere in this report.

An affiliate of Mr. Roberts is planning to purchase a 14.48-acre parcel of undeveloped land located on Westside Parkway in Alpharetta, Georgia next to a 29.48-acre tract of undeveloped land that we purchased in December 2004. Although the 14.48-acre parcel is presently zoned for a MARTA mass transportation rail facility, it could potentially be developed into 217 single family attached residential units. We may acquire this parcel from the affiliate of Mr. Roberts in the future to develop and construct a multifamily property, but our board has not discussed a transaction of that nature with Mr. Roberts to date. We cannot now predict whether we will in fact purchase the 14.48-acre parcel or what the terms of that purchase might be.

*Securities of or Interest in Persons Primarily Engaged in Real Estate Activities and Other Issuers.* We and the operating partnership also may invest in securities of other entities engaged in real estate activities or invest in securities of other issuers, including investments by us and the operating partnership for the purpose of exercising control over those entities. We or the operating partnership may acquire all or substantially all of the securities or assets of other REITs or similar entities where those investments would be consistent with our investment policies. We do not currently intend to invest in the securities of other issuers. In making any of the investments described in this paragraph, we intend to comply with the percentage of ownership limitations and gross income tests necessary for REIT qualification under the Internal Revenue Code. Also, we will not make any investments if the proposed investment would cause us or the operating partnership to be an "investment company" under the Investment Company Act of 1940.

*No Investments in Mortgages.* We do not own any mortgages and do not currently intend to invest in mortgages or to engage in originating, servicing or warehousing mortgages.

**Financing Policies**

Our organizational documents do not limit the amount of indebtedness we may incur. We have an informal policy that we will not incur indebtedness in excess of 75% of what the board of directors believes is the fair market value of our assets at any given time. We may, however, from time to time re-evaluate our borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market value of the operating partnership's real estate assets, growth and acquisition opportunities and other factors. Modification of this policy may adversely affect the interests of our shareholders.

To the extent that the board of directors determines to seek additional capital, we may raise capital through additional equity offerings, debt financing or retention of cash flow or a combination of these methods. Our retention of cash flow is subject to provisions in the Internal Revenue Code requiring a REIT to distribute a specified percentage of taxable income, and we must also take into account taxes that would be imposed on undistributed taxable income. As long as the operating partnership is in existence, we will contribute the net proceeds of all equity capital we raise to the operating partnership in exchange for units or other interests in the operating partnership.

We have not established any limit on the number or amount of mortgages on any single property or on the operating partnership's portfolio as a whole.

**Conflict of Interest Policies**

The board of directors is subject to provisions of Georgia law that are designed to eliminate or minimize potential conflicts of interest. We can give no assurances, however, that these policies will always eliminate the influence of those conflicts. If these policies are not successful, the board could make decisions that might fail to reflect fully the interests of all shareholders.

Under Georgia law, a director may not misappropriate corporate opportunities that he learns of solely by serving as a member of the board of directors. In addition, under Georgia law, a transaction effected by us or any entity we control (including the operating partnership) in which a director, or specified related persons and entities of the director, have a conflicting interest of such financial significance that it would reasonably be expected to exert an influence on the director's judgment may not be enjoined, set aside or give rise to damages on the grounds of that interest if either:

- the transaction is approved, after disclosure of the interest, by the affirmative vote of a majority of the disinterested directors, or by the affirmative vote of a majority of the votes cast by disinterested shareholders; or

- the transaction is established to have been fair to us.

The board of directors has adopted a policy that all conflicting interest transactions must be authorized by a majority of the disinterested directors, but only if there are at least two directors who are disinterested with respect to the matter at issue. In addition, under the applicable rules of the American Stock Exchange, related party transactions are subject to appropriate review and oversight by our Audit Committee, which is composed of Wm. Jarell Jones, its chairman, Dennis H. James, and James M. Goodrich.

**Other Policies**

We and the operating partnership have authority to offer our securities and to repurchase and otherwise reacquire our securities, and we may engage in those activities in the future. We have adopted a policy that we will issue shares to unitholders who exercise their rights of redemption. In the future, we may make loans to joint ventures in which we participate to meet working capital needs. We have not engaged in trading, underwriting, agency distribution or sale of securities of other issuers, and we do not intend to do so. We intend to make investments in a manner so that we will not be treated as an "investment company" under the Investment Company Act of 1940.

In September 1998, our board authorized a stock repurchase plan. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Stock Repurchase Plan, for an explanation of this plan and our repurchases of our shares from 1998 through 2001.

At all times, we intend to make investments in a manner to be consistent with the requirements of the Internal Revenue Code for us to qualify as a REIT unless, because of changing circumstances or changes in the Internal Revenue Code or in applicable regulations, the board of directors decides that it is no longer in our best interests to qualify as a REIT.

**The Operating Partnership**

We conduct our business and own all of our real estate assets through the operating partnership. We control the operating partnership as its sole general partner. Our ownership interest in the operating partnership entitles us to share in cash distributions from, and in the profits and losses of, the operating partnership generally in proportion to our ownership percentage. In this report, we refer to units of limited partnership interest in the operating partnership as "units." The holders of units include the former limited partners in the limited partnerships that were merged into the operating partnership and Mr. Roberts.

Holders of units in the operating partnership, sometimes referred to in this report as unitholders, generally have the right to require the operating partnership to redeem their units. A unitholder who submits units for redemption will receive, at our election, either an equal number of shares or cash for those units at their fair market value, based upon the then current trading price of the shares. We have adopted a policy of issuing shares in exchange for units. We also have the right, at our election, to issue shares in exchange for all outstanding units. Our articles of incorporation limit ownership by any one holder to 3.7% of the outstanding shares of our common stock, with two exceptions. First, Mr. Roberts can beneficially own up to 35% of the outstanding shares. Second, any shareholder who beneficially owned more than 3.7% of our outstanding common shares on July 22, 2004, the date that we filed an amendment to our articles of incorporation revising the ownership limits, can retain indefinitely the shares the shareholder owned as of that date but cannot increase that ownership in the future. That shareholder can also exchange any units in the operating partnership he owned on that date for shares of common stock. Otherwise, unitholders cannot redeem their units if doing so would cause the number of shares they own to exceed those ownership limits. Shares issued for units are registered with the SEC and are freely transferable, other than by affiliates.

Whenever we issue shares, we are obligated to contribute the net proceeds from that issuance to the operating partnership, and the operating partnership is obligated to issue the same number of units to us. The operating partnership agreement permits the operating partnership, without the consent of the unitholders, to sell additional units and add limited partners.

**Environmental and Other Regulatory Matters**

Under various federal, state, and local laws and regulations, an owner of real estate is liable for the costs of removal or remediation of hazardous or toxic substances on the property. Those laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of remediation or removal of the substances may be substantial, and the presence of the substances, or the failure to promptly remediate the substances, may adversely affect the owner's ability to sell the real estate or to borrow using the real estate as collateral. In connection with the ownership and operation of our apartment communities and other real estate assets, we may be potentially liable for:

(a) remediation and removal costs; and

(b) damages to persons or property arising from the existence or maintenance of hazardous or toxic substances.

The preliminary environmental assessments of our apartment communities, investment land and other real estate assets have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any liability of that type. Nevertheless, these assessments may not have revealed all environmental liabilities, and we may have material environmental liabilities that we do not know about. Future uses or conditions – including changes in applicable environmental laws and regulations – may cause us to have environmental liability.

**Costs of Compliance with Americans with Disabilities Act and Similar Laws**

Under the Americans with Disabilities Act of 1990, or the ADA, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. Although we believe that our communities are substantially in compliance with present requirements of the ADA, we may incur additional costs of complying with the ADA. A number of additional federal, state and local laws may also require modifications to the communities, or restrict further renovations to them, with respect to access by disabled persons. For example, the Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 25, 1990 to be accessible to the handicapped. Noncompliance with this Act could result in the imposition of fines or an award of damages to private litigants. We believe that our communities comply with that law.

Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. We cannot estimate the ultimate cost of compliance with the ADA or that legislation, and, while those costs are not expected to have a material adverse effect on us, those costs could be substantial. Limitations or restrictions on the completion of renovations may limit application of our investment strategy in some instances or reduce overall returns on our investments.

**Insurance**

We carry comprehensive property, general liability, fire, extended coverage and rental loss insurance on all of our existing communities, with policy specifications, insured limits and deductibles customarily carried for similar properties. We carry similar insurance with respect to our properties under development or properties under construction, but with appropriate exceptions given the nature of these properties.

The Terrorism Risk Insurance Act of 2002 was signed into law on November 26, 2002. The law provides that losses resulting from certified acts of terrorism will be partially reimbursed by the United States after a statutory deductible amount is paid by the insurance company providing coverage. The law also requires that the insurance company offer coverage for terrorist acts for an additional premium. We accepted the offer to include this coverage in our property and casualty policies.

We believe that our properties are adequately covered by insurance. There are, however, some types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable. If an uninsured loss or a loss in excess of insured limits occurs, we could lose our capital invested in a property, as well as the anticipated future revenues from the property, and we would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any loss of that kind would adversely affect us.

For a description of the competition in our markets, see Item 2, Properties – Competition.

## ITEM 2. PROPERTIES.

### General

As previously noted in Item 1, as of March 21, 2005, we own:

- one existing 403-unit apartment community (Addison Place) that includes a 285-unit garden apartment community (Addison Place Apartments) and a 118-unit townhome community (Addison Place Townhomes) in Alpharetta, Georgia that is stabilized;
- a 319-unit apartment community in lease-up in Charlotte, North Carolina (Ballantyne Place);
- a 42,090 square foot retail center in lease-up (Addison Place Shops);
- a 1.0-acre undeveloped commercial site adjacent to the Addison Place Shops that we intend to sell;
- a 39,907 square foot office building in lease-up in Atlanta, Georgia, a part of which we occupy as our corporate headquarters (Northridge office building);
- a 10.9-acre site currently in the planning and design phase on which we intend to build a 220-unit apartment community (Northridge community);
- an 82% undivided interest in 23.547 acres of undeveloped land zoned for 292 apartment units in Gwinnett County, Georgia (Peachtree Parkway land);
- a 29.48-acre site of undeveloped land zoned for 109 condominium units, 15,000 square feet of retail space and a density of 500,000 square feet for a university education center in Alpharetta, Georgia (Westside land); and
- a 9.84-acre site of undeveloped land zoned for 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space in Atlanta, Georgia (Peachtree Dunwoody land).

On June 2, 2004, we sold five of our Atlanta apartment communities – Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase, totaling 1,091 units – to Colonial Properties Trust. On July 29, 2004, we sold our St. Andrews at the Polo Club community in Palm Beach County, Florida.

We believe that in the long-term, the demand for multifamily housing in Atlanta will increase due to Atlanta's growing population, although sluggish job growth in Atlanta has resulted in a weaker apartment market. According to the Atlanta Regional Commission, which we refer to as the ARC, both population and job growth in Atlanta are projected to be above the national average for the foreseeable future. The ARC is the regional planning and governmental coordination agency for the 10-county Atlanta Region, which is composed of Fulton, DeKalb, Gwinnett, Cobb, Clayton, Rockdale, Henry, Douglas, Cherokee and Fayette counties.

The following information is based on statistical estimates published by the ARC. The estimated population of the Atlanta Region increased by 8.4% from 3,429,400 persons in 2000 to 3,716,100 persons in 2004, making it one of the largest metropolitan areas in the country and the largest in the Southeast. The population of the Atlanta Region is projected to grow to 3,886,900 persons in 2010.

Housing units in the Atlanta Region increased 459,259 units and 43.6% since 1990 and increased 10.1%, from 1,373,058 units in 2000 to 1,511,689 units in 2004. Multifamily homes in the Atlanta Region increased 6.4% from 416,682 units in 2000 to 443,318 units in 2004.

The following table summarizes basic information about our communities.

| Community | Location | Year Completed or to be Completed | Number of Units | Approximate Rentable Area (Square Feet) | Average Unit Size (Square Feet) | December 2004 Average Rental Rates Per Unit | Per Square Foot | Average Physical Occupancy for the 12 Months Ended Dec. 31, 2004 |
|---|---|---|---|---|---|---|---|---|
| Existing Communities: | | | | | | | | |
| Addison Place Townhomes (1) | Atlanta | 1999 | 118 | 200,194 | 1,697 | 1,158 | 0.68 | 94.0% |
| Addison Place Apartments (1) | Atlanta | 2001 | 285 | 403,312 | 1,415 | 987 | 0.70 | 94.2% |
| Total Addison Place (1) | Atlanta | 1999/2001 | 403 | 603,506 | 1,498 | 1,038 | 0.69 | 94.2% |
| Ballantyne Place (2) | Charlotte | 2005 | 319 | 404,222 | 1,267 | 1,012 | 0.80 | N/A |
| Other Properties and Properties Under Construction: | | | | | | | | |
| Northridge Office Building (3) | Atlanta | 2004 | N/A | 39,907 | N/A | N/A | N/A | N/A |
| Addison Place Shops | Atlanta | 2005 | N/A | 42,090 | N/A | N/A | N/A | N/A |

(1) Addison Place was completed in two phases. Addison Place Townhomes, the 118-unit first phase, was completed in October 1999, and Addison Place Apartments, the 285-unit second phase, was completed in September 2001.

(2) Ballantyne Place was completed in February 2005 and is in its lease-up phase. For this reason, its 12-month historical occupancy is not comparable.

(3) The Northridge office building was completed in August 2004 and is in its lease-up phase. For this reason, its 12-month historical occupancy is not comparable.

Annual operating data at December 31, 2004 regarding Addison Place, our stabilized community that includes the Addison Place Townhomes and the Addison Place Apartments, is summarized in the following table. Except for those figures noted with an asterisk, the occupancy rates shown represent the average physical occupancy calculated by dividing the total number of vacant days by the total possible number of vacant days for each year and then subtracting the resulting number from 100%. The figures noted with asterisks reflect the applicable data on December 31 of the specified year and are not annualized because the applicable phase was under construction and in its initial lease-up period during at least a portion of that year. During lease-up, units are leased as they are constructed and made ready for occupancy building by building, thus annualization of data is not possible during that period. Throughout this table, "N/A" means "not applicable."

| | | Physical Occupancy Rate | | | | | Average Effective Annual Rental Rates | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 2000 | | 2001 | | 2002 | | 2003 | | 2004 | |
| Community | Month Completed Initial Lease up | 2000 | 2001 | 2002 | 2003 | 2004 | Per Unit | Per Sq. Ft. | Per Unit | Per Sq. Ft. | Per Unit | Per Sq. Ft. | Per Unit | Per Sq. Ft. | Per Unit | Per Sq. Ft. |
| Addison Place Townhomes | 5/00 | 97.4%* | 90.3% | 74.7% | 88.5% | 94.0% | $1,288* | $0.76* | $1,335 | $0.79 | $1,275 | $0.75 | $1,195 | $0.70 | $1,157 | $0.68 |
| Addison Place Apartments | 9/02 | N/A | 63.6%* | 65.8%* | 90.3% | 94.2% | N/A | N/A | $1,148* | $0.81* | $1.044* | $0.74* | $1,007 | $0.71 | $994 | $0.70 |
| Total Addison Place | N/A | N/A | N/A | N/A | 89.8% | 94.2% | N/A | N/A | N/A | N/A | N/A | N/A | $1,061 | $0.71 | $1,041 | $0.69 |

As described below, our Atlanta community and undeveloped land are located primarily along the Georgia 400 corridor in Fulton and Gwinnett counties and three submarkets, or geographic areas, within these counties. We also have one community in Charlotte that is described after the Georgia properties. Each heading identifies the property or properties within the specified county and submarket. We obtained population and employment data for each Atlanta submarket from the ARC.

**Fulton County**

Fulton County is the largest county in the Atlanta Region in terms of population, employment, housing units and land area. Four of our properties are located in North Fulton County. North Fulton's population was 205,970 at the end of 2000 and grew to 218,584 by 2004. The average North Fulton household income in 2003 was $103,190, which is 67% greater than the national average. Based on our market research, we believe North Fulton County has been adversely affected by the economic downturn. Our indicators include unemployment rates, apartment vacancies, business failures and mortgage foreclosures.

<u>Alpharetta Area – Addison Place and Westside</u>

*Alpharetta.* The Alpharetta area offers convenient proximity and access to both urban and suburban employment bases and retail conveniences. Georgia 400 provides direct access within minutes to major regional malls such as North Point Mall and Perimeter Center Mall. The Phipps Plaza/Lenox Mall/Buckhead area and downtown Atlanta's Central Business District are readily accessible via the Georgia 400 extension, which connects to I-85 South near downtown Atlanta.

Within this corridor is a large base of residential, commercial and office developments. The success of Alpharetta's North Point Mall accelerated the already high rate of residential development, which caters to the upscale consumer. North Fulton's neighborhoods have been a major factor in the emergence of the Georgia 400 corridor as a center for corporate headquarters.

*Addison Place Apartments and Townhomes.* Addison Place is a 403-unit community located on Abbotts Bridge Road near the intersection of Abbotts Bridge and Jones Bridge roads. The first phase, the Addison Place Townhomes, contains 118 townhouses consisting of 60 two-bedroom townhouses of approximately 1,497 square feet each and 58 three-bedroom townhouses of approximately 1,903 square feet each. The second phase, the Addison Place Apartments, contains 285 garden-style apartment homes. It has 11 different floor plans, including 60 one-bedroom units ranging from 765 to 1,034 square feet, 147 two-bedroom units ranging from 1,150 to 1,550 square feet, 58 three-bedroom units at approximately 1,706 square feet and 20 four-bedroom units at approximately 2,074 square feet, along with 40 direct-entry garages. The weighted average unit size of the entire community is 1,498 square feet. The buildings are of a traditional design with stacked stone accents, brick and vinyl siding. The community features two swimming pools, a modern fitness and exercise facility, a business center, men's and women's saunas and a playground.

As of December 31, 2004, Addison Place was 93.8% occupied, and its monthly rental rates ranged from $815 to $1,925 per month, with a weighted average monthly rent of $1,039 per unit and $0.69 per square foot. Local real estate taxes were $374,000 in 2004.

*Westside.* The Westside property is located between Haynes Bridge Road and Mansell Road within a 220-acre master planned development known as Westside. Our 29.48-acre site is zoned for 109 condominium units, 15,000 square feet of retail space and a density of 500,000 square feet for a university education center. Westside is a new upscale mixed-use development. Its master plan includes condominiums, office space, retail, university education and retirement housing, as well as Encore Park for the Arts, a 27-acre arts complex including a performing arts center and a 12,000-seat amphitheater. The property is located on Westside Parkway, directly across Georgia 400 from the North Point Mall and Office Park and is adjacent to a proposed MARTA rail station. We intend to develop the condominiums ourselves and engage a joint-venture partner to develop the retail space and education center. Because we have not begun to develop the property, we cannot yet estimate the cost to complete the improvements or how we will finance our development and construction activities.

Perimeter Center/North Springs Area – Northridge and Peachtree Dunwoody

*Perimeter Center/North Springs.* The Perimeter Center/North Springs area offers convenient proximity and access to both urban and suburban employment bases and retail conveniences. Georgia 400 and I-285 provide direct access within minutes to major regional malls such as Perimeter Center Mall and North Point Mall. The Phipps Plaza/Lenox Mall/Buckhead area and downtown Atlanta's Central Business District are readily accessible via the Georgia 400 extension, which connects to I-85 South near downtown Atlanta.

The Perimeter Center submarket is one of the most dynamic office, retail and housing submarkets in the southeastern United States. It is Atlanta's largest employment center outside of downtown Atlanta and is comprised of more than 27 million square feet of office space. The area currently has over 100,000 jobs and is projected to have over 180,000 jobs in the next 20 years. The south quadrant of the area includes medical facilities such as Northside Hospital, St. Joseph's Hospital and Children's Healthcare of Atlanta. Several prominent companies such as InterContinental Hotels Group, UPS, Cingular and Hewlett-Packard have located their worldwide or regional headquarters within the Perimeter Center area.

*Northridge.* The Northridge community will be located on a 10.9 acre site located adjacent to our former Highland Park community. We intend to construct a 220-unit upscale apartment community consisting of one and two-bedroom apartments with covered parking for residents. We expect to start construction by the end of 2005, and we estimate the total cost to be approximately $24 million.

*Peachtree Dunwoody.* The Peachtree Dunwoody property is a 9.84-acre site zoned for 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space. The property is located on Peachtree Dunwoody Road across the street from MARTA's North Springs rail station in the affluent Perimeter Center submarket of Atlanta. We intend to start the development of the apartments and condominiums ourselves by the end of 2005 and involve a joint-venture partner to develop the office and retail space. Because we have not begun to develop the property, we cannot yet estimate the cost to complete the improvements or how we will finance our development and construction activities.

**Gwinnett County**

From 2000 to 2004, Gwinnett's population increased 14.0% to 670,800 persons. Gwinnett's strong employment base, transportation networks, excellent public education system and affordable home prices contribute to the county's growth. Gwinnett is home to approximately 235 international firms, over 860 manufacturing firms and 1,300 high technology firms that generate many of its 366,275 jobs. The average household income of the county is approximately $79,000. Our undeveloped land on Peachtree Parkway is in Gwinnett County.

Peachtree Corners Area – Peachtree Parkway

*Peachtree Corners*. The Peachtree Corners area is readily accessible from I-285, I-85 and Georgia 400, providing convenient proximity and access to both urban and suburban employment bases and retail conveniences. The upscale Forum shopping center anchors the shopping district located within Peachtree Corners. A major technology employment center in the area is Technology Park Atlanta, a 500-acre master-planned office development that is home to 138 companies in 3.8 million square feet of office space.

*Peachtree Parkway*. The Peachtree Parkway property is zoned for 292 apartment units. The 23.547-acre property is located on Peachtree Parkway at the intersection of Peachtree Corners Circle and across the street from the upscale Forum Shopping Center.

**Charlotte, North Carolina**

The following information is based on statistics and estimates published by the Charlotte Chamber of Commerce. Between 1990 and 2004, Mecklenburg County's population grew from 511,363 to 801,137 persons. It is projected to grow to a population of 990,525 by 2010. Employment has grown to a total of 405,325 residents employed in 2004. Five of the nation's top 150 banks operate in Charlotte and the nation's largest two banks based on deposits, Bank of America and Wachovia (formerly First Union Corporation), are both headquartered in Charlotte. Other major employers include Carolinas Healthcare System, Charlotte-Mecklenburg School System, Duke Energy Corporation and USAirways. Additionally, 286 of the nation's largest industrial and service corporations listed by FORTUNE magazine have facilities in the area.

*Ballantyne Place*. Ballantyne Place is located on a 23.8-acre site at the intersection of Lancaster Highway (old NC-521) and John J. Delaney Drive in the Ballantyne area, the largest mixed-use development in Mecklenburg County. The community is located near I-485 and I-77, which offer convenient access to downtown Charlotte and I-85. Ballantyne Place has 319 garden-style apartments, consisting of 110 one-bedroom units ranging from 766 square feet to 1,030 square feet, 143 two-bedroom units ranging from 1,144 square feet to 1,550 square feet, 48 three-bedroom units at 1,783 square feet and 18 four-bedroom units at 2,081 square feet, along with 36 direct-entry garages. The weighted average unit size is 1,267 square feet. As of December 31, 2004, the community was in its initial lease-up period and was 43.6% occupied. Rental rates range from $885 to $1,630 per month, resulting in a weighted average monthly rent of $1,050 per unit and $0.83 per square foot. Local real estate taxes were $329,000 in 2004.

The following table summarizes the amenities of each of our existing communities.

| Type of Amenity | Addison Place Townhomes | Addison Place Apartments | Ballantyne Place |
|---|---|---|---|
| Patio, Porch Balcony | Yes | Yes | Yes |
| Washer Dryer Hook-ups | Yes | Yes | Yes |
| Garden Tubs | Yes | Yes | Yes |
| Fireplaces in select units | No | Yes | Yes |
| Swimming Pool | Yes | Yes | Yes |
| Clubhouse Fitness Center | No | Yes | Yes |
| Car Wash | Yes | Yes | Yes |
| Tennis Court(s) | Yes | Yes | Yes |
| Playground | No | Yes | Yes |
| Laundry Room | No | Yes | Yes |
| Other | Lake, Nature Trail | Lake, Nature Trail | Two Lakes, Walking Trail |

**Competition**

All of the communities are located in developed areas, and numerous other apartment projects are located within the market area of each community. The number of competitive apartment communities in the area could have a material adverse effect on our ability to lease our apartments at the current or anticipated rental rates, and we can give no assurances regarding the development of additional competing multifamily communities in the future. The remainder of this section summarizes the competition for each of the communities. The following information reflects our study of apartment communities in each submarket that we believe to be closely competitive with our community or communities within that submarket. This section includes summary information we obtained from various sources – including developers and real estate brokers, as well as on-site visits – regarding those apartment communities. Although we have attempted to verify the information and believe that it is substantially accurate on the whole, information regarding a particular community may be incorrect due to the sources relied upon or erroneous information supplied by competitors.

*Addison Place.* We believe the Addison Place multifamily submarket includes the area within an approximately four-mile radius around this community. It is generally bounded by the Chattahoochee River to the east, Old Alabama to the south, Georgia 400 to the west and Windward Parkway to the north, and it currently consists of approximately 12 communities, including Addison Place. We believe that Addison Place draws residents from all of the approximately 11 other communities located in the market area, which compete closely with Addison Place.

*Westside.* We believe the Westside multifamily submarket includes the area within an approximately two-mile radius around this community. It is generally bounded by Alpharetta Highway to the west, Old Milton Parkway to the north, North Point Parkway to the east and Old Alabama to the south and currently consists of nine communities. We believe our Westside community will draw residents from the other nine communities located in the market area and that five of the nine communities will compete closely with the Westside community.

*Northridge.* We believe the North Springs multifamily submarket includes the area within an approximately two-mile radius around this planned community. It is generally bounded by the Chattahoochee River to the north and west, Georgia 400 to the east and Dalrymple Road to the south, and currently consists of 34 communities, including Highland Park, which we sold on August 6, 2003. Of the approximately 34 existing communities in the market area, only five have been built since 1989. The remaining communities range in age from 15 years to over 20 years. We believe our Northridge community will draw residents from all of the other 34 communities located in the market area, but only 11 of the 34 communities will compete closely with the Northridge community.

*Peachtree Dunwoody.* We believe that the north central Perimeter multifamily submarket includes the area within a two-mile radius around this planned community. It is generally bounded by Roswell Road to the west, Ashford Dunwoody Road to the east, Spalding Drive to the north and Glenridge Drive to the south. It currently consists of approximately 26 multifamily communities, including Preston Oaks, which we sold on June 2, 2004. Of the 26 existing communities in the market area, only six were built before 1983. The remaining 19 communities range from approximately two to 13 years of age. We believe that the Peachtree Dunwoody community will compete with all 26 of these communities.

*Peachtree Parkway.* We believe the Peachtree Corners multifamily submarket includes the area within an approximately four-mile radius around this community. It is generally bounded by Peachtree Industrial to the east, Holcomb Bridge Road to the south, Jones Bridge Road to the west and State Bridge Road to the north and currently consists of 35 communities. We believe our Peachtree Parkway community, should we choose to develop it, will draw residents from all of the other 35 communities located in the market area, but only five of the 35 communities will compete closely with the Peachtree Parkway community.

*Ballantyne Place.* We consider the Charlotte multifamily submarket to include the area within an approximately two-mile radius around the community. It is generally bounded by Providence Road to the east, Providence Road West to the south, Lancaster Highway (old NC-521) to the west and I-485 to the north, and it currently consists of approximately nine communities, including our Ballantyne Place. We believe that Ballantyne Place draws residents from all of the approximately eight other existing communities located in the market area, which compete with Ballantyne Place.

**Summary of Debt Secured by Our Properties**

See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Summary Schedule, for an explanation of our current debt structure, including for each loan: the principal balance at December 31, 2004 and at its scheduled maturity, interest rate, maturity date, amortization schedule and monthly principal and interest payment.

**Possible Additional Communities to Be Developed**

From time to time Roberts Properties plans the development of other apartment communities to be located on property owned by Roberts Properties or other affiliates of Mr. Roberts, or on property that one of those entities is interested in acquiring. We may acquire those properties from Mr. Roberts or his affiliates after complying with our conflict of interest policies and our code of ethics and business conduct. We have recently acquired two undeveloped properties from affiliates of Mr. Roberts in that manner. Please see Item 1, Description of Business, Item 10, Directors and Executive Officers of the Registrant and Item 13, Certain Relationships and Related Transactions for more information about these matters.

### Other Real Estate Assets

In addition to the communities, we own the Addison Place Shops, a 42,090 square foot retail center at the intersection of Abbotts Bridge Road and Jones Bridge Road in Alpharetta, Georgia and located directly in front of our Addison Place apartment community. We have completed construction of this retail center except for the interior tenant finish, and we have begun the lease-up. We entered into a cost plus 5% contract with Roberts Construction to build the retail center.

We also own an office building on Northridge Parkway in Atlanta, Georgia. We occupy a portion of one floor of the building as our corporate headquarters; and we have entered into leases for the remaining space on that floor with Roberts Properties and Roberts Construction and plan to lease the other two floors to unaffiliated tenants.

See Item 13, Certain Relationships and Related Transactions – Transactions with the Roberts Companies, for more information about the payment of fees to the Roberts Companies in connection with the development and construction of these projects.

## ITEM 3. LEGAL PROCEEDINGS.

None of Roberts Realty, the operating partnership or our properties is presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against any of them. Routine litigation arising in the ordinary course of business is not expected to result in any material losses to us or the operating partnership.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of security holders during the fourth quarter of 2004.

## PART II

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock trades on the American Stock Exchange, or AMEX, under the symbol "RPI." The following table sets forth the quarterly high and low closing sales prices per share reported on the AMEX during 2004 and 2003, as well as the quarterly dividends declared per share:

| | Quarter Ended | High | Low | Dividends Declared |
|---|---|---|---|---|
| 2004 | | | | |
| | First Quarter | $8.10 | $6.81 | None |
| | Second Quarter | 11.10 | 5.50 | $4.50 |
| | Third Quarter | 8.34 | 5.66 | None |
| | Fourth Quarter | 8.20 | 6.80 | None |
| 2003 | | | | |
| | First Quarter | $6.35 | $5.95 | None |
| | Second Quarter | 6.64 | 5.85 | None |
| | Third Quarter | 7.35 | 6.15 | $0.55 |
| | Fourth Quarter | 7.35 | 6.85 | None |

On March 21, 2005, there were approximately 320 holders of record of our common stock.

As of March 21, 2005, we had 5,321,485 shares outstanding (excluding 362,588 shares held in treasury). In addition, 1,893,120 shares are reserved for issuance to unitholders from time to time upon their exercise of redemption rights as explained in Item 1, Description of Business – The Operating Partnership. There is no established public trading market for the units. As of March 21, 2005, the operating partnership had 191 unitholders of record.

Other than as described in our quarterly reports on Form 10-Q for the first three quarters of 2004, we did not issue any shares of restricted common stock or other unregistered securities during 2004. We did not repurchase any shares during 2004.

We depend upon distributions from the operating partnership to fund our distributions to shareholders. Distributions by the operating partnership, and thus distributions by us, will continue to be at the discretion of the board of directors and will be equal in amount for each unit and share.

On August 27, 2003, we paid a special distribution of $0.55 per share to shareholders and $0.55 per unit to unitholders in the operating partnership of record on August 18, 2003. We paid the special distribution from the profit generated by the sale of Highland Park.

On June 18, 2004, we paid a special distribution of $4.50 per share to shareholders and $4.50 per unit to unitholders in the operating partnership of record on June 14, 2004. We paid this distribution from the profits generated by the sale of five apartment communities to Colonial Properties Trust.

Our board of directors suspended payment of our regular quarterly dividends since the third quarter of 2001. We presently intend not to resume paying regular quarterly dividends. We have in the past paid distributions from the net proceeds of property sales. We expect in the near term to use all or most of the net proceeds of any sale for either or both of: (a) funding our ongoing development and construction program; and (b) acquiring other properties through a Section 1031 tax-deferred exchange, as we did with the proceeds of the sale of our St. Andrews at the Polo Club community. (A Section 1031 tax-deferred exchange permits our shareholders to defer paying the tax they would otherwise incur on the gain from the sale.)

To maintain our qualification as a REIT under the Internal Revenue Code, we must make annual distributions to shareholders of at least 90% of our taxable income, which does not include net capital gains. Under some circumstances, we may be required to make distributions in excess of cash available for distribution to meet those distribution requirements.

## ITEM 6. SELECTED FINANCIAL DATA.

In June and July 2004 we sold five Atlanta apartment communities and our only Florida community. As a result, we have accounted for the operations of those communities as discontinued operations in the following table. Please see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the impact we expect these sales will have on our future results of operations, liquidity and capital resources. Our financial results for certain periods reflect our ownership of these six apartment communities for part or all of those periods, and the results of operations of these apartment communities are material to the overall results reflected and discussed in this report.

### OPERATING DATA:
### (Dollars in Thousands, Except Per Share Amounts)

| | YEARS ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| OPERATING DATA: | | | | | |
| REVENUES: | | | | | |
| Rental operations | $5,264 | $4,607 | $3,733 | $3,305 | $ 1,591 |
| Other operating income | 313 | 285 | 212 | 197 | 16 |
| Total revenues | 5,577 | 4,892 | 3,945 | 3,502 | 1,607 |
| EXPENSES: | | | | | |
| Property operating and maintenance expense (exclusive of depreciation and amortization) [1] | 2,611 | 1,703 | 1,616 | 1,248 | 675 |
| Depreciation of real estate assets | 2,619 | 1,795 | 2,029 | 1,733 | 809 |
| Interest expense | 2,889 | 2,003 | 1,775 | 1,115 | (326) |
| Interest income | (294) | (77) | (39) | (263) | (214) |
| Amortization of deferred financing costs | 142 | 149 | 163 | 90 | 79 |
| Legal settlement | (340) | 0 | 0 | 0 | 0 |
| General and administrative expense | 1,708 | 2,072 | 2,155 | 1,732 | 2,197 |
| Loss on disposal of assets | 1 | 3 | 4 | (3) | 21 |
| Total expenses | 9,336 | 7,648 | 7,703 | 5,652 | 3,241 |
| LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST AND GAINS ON SALE OF REAL ESTATE ASSETS | (3,759) | (2,756) | (3,758) | (2,150) | (1,634) |
| MINORITY INTEREST OF UNITHOLDERS IN THE OPERATING PARTNERSHIP | 1,011 | 783 | 1,184 | 701 | 551 |
| LOSS FROM CONTINUING OPERATIONS BEFORE GAINS ON SALE OF REAL ESTATE ASSETS | (2,748) | (1,973) | (2,574) | (1,449) | (1,083) |
| GAINS ON SALE OF REAL ESTATE ASSETS, net of minority interest of unitholders in the operating partnership | 102 | 77 | 941 | 0 | 0 |
| LOSS FROM CONTINUING OPERATIONS | (2,646) | (1,896) | (1,633) | (1,449) | (1,083) |
| INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of Minority interest of unitholders in the operating partnership | 39,632 | 4,586 | (883) | 8,889 | 3,915 |
| Net income (loss) | $ 36,986 | $ 2,690 | $ (2,516) | $ 7,440 | $ 2,832 |
| INCOME (LOSS) PER COMMON SHARE – BASIC AND DILUTED: | | | | | |
| Loss from continuing operations | $ (0.50) | $ (0.37) | $ (0.33) | $ (0.30) | $ (0.22) |
| Income (loss) from discontinued operations | 7.51 | 0.89 | (0.18) | 1.83 | 0.80 |
| Net income (loss) | $ 7.01 | $ 0.52 | $ (0.51) | $ 1.53 | $ 0.58 |
| Dividends declared [2] | $ 4.50 | $ 0.55 | $ 0.00 | $ 0.33 | $ 0.74 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| BALANCE SHEET DATA | | | | | |
| Real estate assets, before accumulated depreciation | $80,649 | $42,175 | $42,495 | $41,937 | $18,755 |
| Real estate assets, net of accumulated depreciation | 71,492 | 35,600 | 37,658 | 39,109 | 17,641 |
| Total assets | 129,229 | 177,739 | 179,007 | 165,503 | 131,529 |
| Total debt | 72,942 | 57,917 | 53,363 | 45,364 | 23,644 |
| Minority interest of unitholders in the operating partnership | 14,368 | 9,214 | 9,361 | 11,996 | 10,607 |
| Shareholders' equity | 39,849 | 24,049 | 22,479 | 25,374 | 21,437 |

*Footnotes are on the following page.*

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| OTHER DATA: | | | | | |
| Cash flow provided from (used in): | | | | | |
| Operating activities of continuing operations | $ (2,396) | $ (1,263) | $ (1,712) | $ (253) | $ (665) |
| Operating activities of discontinued operations | 922 | 3,234 | 4,481 | 6,239 | 7,150 |
| Investing activities | 38,427 | (4,739) | (16,221) | (49,684) | (11,565) |
| Financing activities | (17,984) | 5,809 | 16,377 | 44,820 | 4,902 |
| Net increase (decrease) in cash and cash equivalents | 18,969 | 3,041 | 2,925 | 1,122 | (178) |
| Cash and cash equivalents, beginning of year | 8,583 | 5,542 | 2,617 | 1,495 | 1,673 |
| Cash and cash equivalents, end of year | 27,552 | 8,583 | 5,542 | 2,617 | 1,495 |
| Funds from operations [3] | $(662) | $2,016 | $1,987 | $4,722 | $6,173 |
| Weighted average common shares outstanding – basic | 5,280,064 | 5,171,748 | 4,943,280 | 4,870,117 | 4,881,601 |
| Weighted average common shares outstanding – diluted (effect of operating partnership units) | 7,220,658 | 7,223,727 | 7,220,593 | 7,226,123 | 7,367,068 |
| Total stabilized communities (at end of year) | 1 | 7 | 5 | 8 | 9 |
| Total stabilized apartments (at end of year) | 403 | 1,632 | 1,029 | 1,633 | 1,779 |
| Average physical occupancy (stabilized communities) [4] | 94.2% | 86.2% | 93.3% | 95.9% | 93.7% |

(1) Property operating expenses include personnel, utilities, real estate taxes, insurance, maintenance, landscaping, marketing and property administration expenses.

(2) We began paying dividends and distributions on our common stock and units beginning on April 15, 1996.

(3) Funds from Operations, or FFO, is defined by the National Association of Real Estate Investment Trusts as net income (loss), computed in accordance with accounting principles generally accepted in the United States ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property and non-recurring items, plus real estate related depreciation and amortization. We use the current NAREIT definition of FFO. Effective January 1, 2000, NAREIT amended its definition of FFO to include all non-recurring items, except those defined as extraordinary items under GAAP and gains and losses from sales of depreciable operating property. We consider FFO to be an important measure of our operating performance; however, FFO does not represent amounts available for management's discretionary use for payment of capital replacement or expansion, debt service obligations, property acquisitions, development and distributions or other commitments and uncertainties. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We consider FFO to be an important measure of our operating performance. While FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP, FFO does provide investors with additional information with which to evaluate the ability of a REIT to pay dividends, meet required debt service payments and fund capital expenditures. We believe that to gain a clear understanding of our operating results, FFO should be evaluated in conjunction with net income (determined in accordance with GAAP). FFO represents funds from operations available for shareholders and unitholders. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Supplemental Disclosure of Funds From Operations, for a reconciliation of net income to FFO.

(4) Represents the average physical occupancy of the stabilized communities calculated by dividing the total number of vacant days by the total possible number of vacant days for each period and subtracting the resulting number from 100%.

(Amounts have been restated, as appropriate, to give effect to discontinued operations.)

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

### Overview

We own multifamily residential properties as a self-administered and self-managed equity real estate investment trust. At December 31, 2004, we owned one completed and stabilized 403-unit multifamily apartment community, consisting of 285 apartment homes and 118 townhomes, and one community in lease-up consisting of 319 apartment homes. We also have a 220-unit apartment community under development and three other parcels of undeveloped land that are zoned for a total of 528 apartment homes and 229 condominium units.

In Atlanta, our primary market, sluggish job growth and historically low mortgage interest rates have contributed to lower demand for apartments, while the supply of multifamily units has increased. As of December 31, 2004, our average stabilized occupancy was 93.8%. As of February 28, 2005, our average stabilized occupancy was 95.5%. To maintain our physical occupancy we offer residents incentives in the form of concessions and lower rents, which result in decreased revenues and income from operations from our stabilized communities. While improvements were made by the end of 2004, we expect rent concessions and lower rents to continue for the foreseeable future, and we cannot offer any assurances regarding the effects of these conditions on our business or when multifamily market conditions might improve materially. To the extent that these conditions continue and perhaps worsen, particularly in Atlanta, our business, operating results and liquidity will be affected adversely.

We will continue to seek opportunities to create shareholder value. These efforts may include periodically selling our properties as we have done in the past and making distributions to our shareholders from the sales proceeds or redeploying the proceeds of any property sale in other properties through a Section 1031 tax-deferred exchange. As noted elsewhere in this report, however, we have eight properties that are currently producing minimal cash flow. Although we may sell one or more of our properties in the next year or two, we expect in the near term to use all or most of the net proceeds of any sale for either or both of: (a) funding our ongoing development and construction program; and (b) acquiring other properties through a Section 1031 tax-deferred exchange, as we did with the proceeds of the sale of our St. Andrews at the Polo Club community.

*Sales of Six Apartment Communities in 2004 and Purchase of New Properties for Development in 2004 and 2005*

*Sale of Five Apartment Communities to Colonial Properties Trust.* On June 2, 2004, we sold five of our Atlanta apartment communities – Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase, totaling 1,091 units – to Colonial Properties Trust. The sales price was $109,150,000 or an average of $100,045 per apartment unit, resulting in a gain of $32,404,000, net of minority interest of $11,985,000. Net sales proceeds were approximately $47,016,000, or $6.51 per share/unit, after deduction of:

(a) $58,802,000 for the mortgage notes payable assumed by the buyer;

(b) closing costs and prorations totaling $150,000; and

(c) a partnership profits interest distribution of $3,182,000 paid to Roberts Properties under the amended partnership agreement of the operating partnership.

On June 18, 2004, we paid a distribution of $4.50 per share/unit to shareholders and unitholders of record on June 14, 2004.

*Sale of St. Andrews at the Polo Club.* On July 29, 2004, we sold our St. Andrews at the Polo Club community in Palm Beach County, Florida to an unrelated third party for $36,000,000, resulting in a gain of $8,254,000, net of minority interest of $3,053,000. Net sales proceeds were approximately $15,113,000 after deduction of:

(a) $20,412,000 for the mortgage note payable assumed by the buyer, and

(b) closing costs and prorations totaling $475,000.

We reinvested the majority of the proceeds from the sale of St. Andrews at the Polo Club in other properties through a Section 1031 tax-deferred exchange, which permits our shareholders to defer paying the tax they would otherwise incur on the gain.

For more detail regarding the effects of the sales of these communities, see (a) Anticipated Effects of Sale of Six Apartment Communities on our Future Results of Operations, and (b) Liquidity and Capital Resources below.

*Recent Purchases of New Properties for Development.* In December 2004 and January 2005, we used the majority of the proceeds of the sale of St. Andrews at the Polo Club, described above, and new borrowings to fund the following purchases:

(a) we paid $7,769,500 for an 82% undivided interest in 23.547 acres of undeveloped land zoned for 292 apartment units in Gwinnett County, Georgia;

(b) we paid $5,880,000 for a 29.48-acre site of undeveloped land zoned for 109 condominium units, 15,000 square feet of retail space and a density of 500,000 square feet for a university education center in Alpharetta, Georgia; and

(c) we paid $15,700,000 for a 9.84-acre site of undeveloped land zoned for 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space in Atlanta, Georgia.

We paid a total of $29,349,500 to purchase these three properties.

*Other Property Sales in 2004, 2003 and 2002*

On October 29, 2004, we sold a 1.2 acre parcel of land located adjacent to our Addison Place community for $895,000, resulting in a gain of approximately $102,000, net of minority interest of $37,000. Net sales proceeds were approximately $890,000 after deduction of closing costs and prorations totaling $5,000.

On August 6, 2003, we sold our Highland Park community for $17,988,000, resulting in a gain of approximately $6,174,000, net of minority interest of $2,476,000. Net sales proceeds were approximately $6,932,000 after deduction of:

(a) $9,930,000 for the mortgage note payable assumed by the buyer,

(b) closing costs and prorations totaling $227,000, and

(c) a partnership profits interest distribution of $899,000 paid to Roberts Properties under the partnership agreement of the operating partnership.

On August 27, 2003, we paid a special distribution of $0.55 per share to shareholders and $0.55 per unit to unitholders in the operating partnership of record on August 18, 2003. We paid the special distribution from the profit generated by the sale of Highland Park.

On February 28, 2003, we received an aggregate of $381,000 in connection with the sale of land, reimbursement for land improvements and conveyances of temporary construction easements to Fulton County, Georgia for road right-of-way projects at our Addison Place community, which resulted in a gain of $77,000, net of minority interest of unitholders in the operating partnership.

We sold our 9.5-acre East Fox Court land in November 2002 for $3,200,000 plus reimbursement of $302,000 of previously paid sewer costs. The sale resulted in a gain of $1,043,000, net of minority interest of $480,000. Because there was no debt on the property, the full amount of proceeds was available for our general corporate working capital purposes.

*Substantial Effect of Property Sales on Future Operating Results and on the Presentation of Our Financial Results in This Report*

In light of the sale of five communities to Colonial during June 2004 and the sale of St. Andrews at the Polo Club in July 2004, we have accounted for the operations of those communities as discontinued operations for the years ended December 31, 2004, 2003 and 2002. Accordingly, the analysis and discussion in this Item 7 focuses on the continuing operations of our remaining properties. Investors should take the sale of these communities into account in reviewing this report. The results of operations of these apartment communities are material to the overall results reflected and discussed in this report.

**Results of Operations for the Years Ended December 31, 2004, 2003 and 2002**

The comparisons below do not include the results of our discontinued operations that are reflected as assets and liabilities held for sale in the accompanying consolidated balance sheets and as income from discontinued operations in the accompanying consolidated statements of operations.

| (dollars in thousands) | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| Total operating revenues | $ 5,577 | $ 4,892 | 14.0% | $ 4,892 | $ 3,945 | 24.0% |
| Property operating expenses [1] | $ 2,611 | $ 1,703 | 53.3% | $ 1,703 | $ 1,616 | 5.4% |
| General and administrative expenses | $ 1,708 | $ 2,072 | (17.6%) | $ 2,072 | $ 2,155 | (3.9%) |
| Depreciation of real estate assets | $ 2,619 | $ 1,795 | 45.9% | $ 1,795 | $ 2,029 | (11.5%) |
| Loss from operations | $ (1,361) | $ (678) | 100.7% | $ (678) | $ (1,855) | (63.5%) |
| Net loss from continuing operations | $ (2,646) | $ (1,896) | 39.6% | $ (1,896) | $ (1,633) | 16.1% |
| Average stabilized occupancy [2] | 93.2% | 89.6% | 3.6% | 89.6% | 86.2% | 3.4% |

(1) Property operating expenses include personnel, utilities, real estate taxes, insurance, maintenance, landscaping, marketing and property administration expenses.

(2) Represents the average physical occupancy of our stabilized properties calculated by dividing the total number of vacant days by the total possible number of vacant days for each period and subtracting the resulting number from 100%. The calculation includes the following properties only through the dates shown, which are the dates we sold each respective property: (a) Bradford Creek, Plantation Trace, Preston Oaks, River Oaks and Veranda Chase only through June 2, 2004; (b) St. Andrews at the Polo Club only through July 29, 2004; and (c) Highland Park only through August 6, 2003.

For the year ended December 31, 2004, we recorded a loss from continuing operations of $2,646,000 or $0.50 per share compared to a net loss from continuing operations of $1,896,000 or $0.37 per share for the year ended December 31, 2003 and a net loss from continuing operations of $1,633,000 or $0.33 per share for the year ended December 31, 2002. The $750,000 increase in net loss from continuing operations from $1,896,000 in 2003 to $2,646,000 in 2004 is due primarily to the following:

(a) a $908,000 increase in property operating expenses (excluding depreciation and general and administrative expenses) due primarily to Ballantyne Place, which began lease-up in March 2004;

(b) an $886,000 increase in interest expense due primarily to a reduction of capitalized interest related to Ballantyne Place and the Northridge office building; and

(c) an $824,000 increase in depreciation expense due to Ballantyne Place and the Northridge office building, which both began depreciating in the third quarter of 2004;

partially offset by:

(d) a $685,000 increase in operating revenues due primarily to Ballantyne Place, which began leasing activity in March 2004;

(e) a $364,000 decrease in general and administrative expenses due primarily to lower legal fees, salaries, recruiting costs and office rent;

(f) a legal settlement in April 2004, which generated $340,000 of other income;

(g) a $228,000 increase in the minority interest in the loss from continuing operations before gains on sale of real estate assets; and

(h) a $217,000 increase in interest income due to higher cash balances generated by the sales of six communities during 2004.

The $263,000 increase in net loss from continuing operations from $1,633,000 in 2002 to $1,896,000 in 2003 is due primarily to the following:

(a) a gain of $1,043,000, net of minority interest, on the sale of our East Fox property in November 2002;

(b) a $401,000 decrease in the minority interest in the loss from continuing operations before gains on sale of real estate assets; and

(c) a $228,000 increase in interest expense due primarily to a reduction of capitalized interest related to our Northridge apartment community;

partially offset by:

(d) a $947,000 increase in operating revenues due primarily to Addison Place; and

(e) a $234,000 decrease in depreciation expense related to the aging of furniture, fixtures and equipment at our Addison Place community.

*Same-Property Operating Performance*

One of our communities, Addison Place, was fully stabilized during the three years ended December 31, 2004, 2003 and 2002. Results for Addison Place are summarized in the table below.

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| Total operating revenues | $ 4,994 | $ 4,869 | 2.6% | $ 4,869 | $ 3,933 | 23.8% |
| Property operating expenses [1] | $ 1,735 | $ 1,639 | 5.9% | $ 1,639 | $ 1,630 | 0.5% |
| Average stabilized occupancy [2] | 94.2% | 89.8% | 4.4% | 89.8% | 69.9% | 19.9% |
| Average monthly rent per apartment home | $ 1,041 | $ 1,061 | 0.8% | $ 1,061 | $ 1,127 | 0.7% |
| Lease renewal percentage [3] | 56.8% | 56.9% | (0.1%) | 56.9% | 51.8% | 5.1% |

(1) Property operating expenses include personnel, utilities, real estate taxes, insurance, maintenance, landscaping, marketing and property administration expenses.

(2) Represents the average physical occupancy of the stabilized community calculated by dividing the total number of vacant days by the total possible number of vacant days for each period and subtracting the resulting number from 100%.

(3) Represents the number of leases renewed divided by the number of leases expired during the period presented, expressed as a percentage.

*Comparison of Statements of Operations*

The following discussion compares our statements of operations for the years ended December 31, 2004, 2003 and 2002.

Total operating revenues increased $685,000 or 14.0% from $4,892,000 for the year ended December 31, 2003 to $5,577,000 for the year ended December 31, 2004. The increase is due primarily to the following:

(a) a $513,000 increase in operating revenues at Ballantyne Place, which began leasing activity in March 2004; and

(b) a $125,000 increase in operating revenues at Addison Place.

Total operating revenues increased $947,000 or 24.0% from $3,945,000 for the year ended December 31, 2002 to $4,892,000 for the year ended December 31, 2003. The increase is due to Addison Place.

Property operating expenses (excluding depreciation and general and administrative expenses) increased $908,000 or 53.3% from $1,703,000 for the year ended December 31, 2003 to $2,611,000 for the year ended December 31, 2004. The increase in property operating expenses is due primarily to the following:

(a) a $655,000 increase due to Ballantyne Place, which began lease-up in March 2004;

(b) a $161,000 increase in operating expenses due to our Northridge office building, which was completed in the third quarter of 2004; and

(c) a $97,000 increase in operating expenses related to Addison Place.

Property operating expenses (excluding depreciation and general and administrative expenses) increased $87,000 or 5.4% from $1,616,000 for the year ended December 31, 2002 to $1,703,000 for the year ended December 31, 2003. The increase in property operating expenses is due primarily to increases in operating expenses at Addison Place; property insurance at Addison Place Shops and Ballantyne Place; and property taxes for Northridge.

General and administrative expenses decreased $364,000 or 17.6% from $2,072,000 for the year ended December 31, 2003 to $1,708,000 for the year ended December 31, 2004. These expenses include salaries; legal, accounting and tax fees; recruiting, travel and lodging expenses; director fees; marketing and printing fees and other costs. This decrease is due primarily to decreases in legal fees, corporate office salaries, recruiting costs, and office rent. General and administrative expenses as a percentage of operating revenues decreased from 42.4% for the year ended December 31, 2003 to 30.6% for the year ended December 31, 2004.

General and administrative expenses decreased $83,000 or 3.9% from $2,155,000 for the year ended December 31, 2002 to $2,072,000 for the year ended December 31, 2003. This decrease is due primarily to decreases in corporate office salaries, recruiting costs, and travel expenses. General and administrative expenses as a percentage of operating revenues decreased from 54.6% for the year ended December 31, 2002 to 42.4% for the year ended December 31, 2003.

Depreciation expense increased $824,000 or 45.9% from $1,795,000 for the year ended December 31, 2003 to $2,619,000 for the year ended December 31, 2004. The increase is due primarily to the completion of Ballantyne Place and the Northridge office building in the third quarter 2004.

Depreciation expense decreased $234,000 or 11.5% from $2,029,000 for the year ended December 31, 2002 to $1,195,000 for the year ended December 31, 2003. The decrease is due to the aging of furniture, fixtures and equipment at our Addison Place community.

Interest income increased $216,000 or 280.5% from $77,000 for the year ended December 31, 2003 to $294,000 for the year ended December 31, 2004. The increase is due to higher cash balances resulting from the sales of six properties in 2004.

Interest expense increased $886,000 or 44.2% from $2,003,000 for the year ended December 31, 2003 to $2,889,000 for the year ended December 31, 2004. The increase is due primarily to a reduction of capitalized interest related to Ballantyne Place and the Northridge office building, which were both completed in the third quarter of 2004.

Interest expense increased $228,000 or 12.8% from $1,775,000 for the year ended December 31, 2002 to $2,003,000 for the year ended December 31, 2003. The increase is due primarily to a reduction in capitalized interest related to our Northridge apartment community.

On April 8, 2004, we settled a lawsuit we filed against an architectural firm hired to work on our Addison Place Apartments and Ballantyne Place. We received proceeds of $500,000 as a result of the settlement and were required to pay $120,000 to the defendant for use of their architectural plans. The $120,000 represents amounts the defendants previously billed us but we had not paid because of this business dispute.

On November 21, 2002, we sold the 9.5 acres of land located at the corner of Jones Bridge Road and East Fox Court, in Alpharetta, Georgia for $3,200,000 plus a reimbursement of previously paid sewer costs of $302,000. The sale resulted in a gain on sale of real estate assets of $1,043,000, net of minority interest of $480,000.

On February 28, 2003, we received an aggregate of $381,000 in connection with the sale of land, reimbursement for land improvements and conveyances of temporary construction easements to Fulton County, Georgia for road right-of-way projects at our Addison Place community, which resulted in a gain of $77,000, net of minority interest of unitholders in the operating partnership.

On October 29, 2004, we sold 1.2 acres of land located adjacent to our Addison Place community for $895,000, resulting in a gain on sale of real estate assets of $102,000, net of minority interest of $37,000.

On August 6, 2003, we completed the sale of our Highland Park community for $17,988,000, resulting in a gain of approximately $6,174,000, net of minority interest of $2,476,000. The gain is reported in income from discontinued operations.

On June 2, 2004, we sold five of our Atlanta apartment communities – Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase, totaling 1,091 units – to Colonial Properties Trust. The sales price was $109,150,000 or an average of $100,045 per apartment unit, resulting in a gain of $32,404,000, net of minority interest of $11,985,000. The gain is reported in income from discontinued operations.

On July 29, 2004, we sold our St. Andrews at the Polo Club community in Palm Beach County, Florida for $36,000,000, resulting in a gain of $8,254,000, net of minority interest of $3,053,000. The gain is reported in income from discontinued operations.

*Anticipated Effects of Sale of Six Apartment Communities on our Future Results of Operations*

As described above, in June and July 2004 we sold five Atlanta apartment communities and our only Florida community. Those communities are Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, Veranda Chase and St. Andrews at the Polo Club. These sales will affect our future results of operations generally as follows:

*Reduced Revenues.* Revenues for the six apartment communities were $14.3 million for 2003, or approximately 69.9% of our revenue. Accordingly, our revenues will be materially lower in future years than in 2003. We note, however, that Ballantyne Place is generating more revenue each month as it is leasing up.

*Reduced Income from Operations.* Income from operations provided by the six apartment communities was $3.5 million for 2003, or approximately 124.1% of our total income from operations. Accordingly, we expect our income from operations will be materially lower in future years than in 2003.

*Reduction in Number of Employees and Associated Costs.* Our number of employees has decreased from approximately 44 to approximately 22, and our related costs have decreased materially. Due to our status as a public company, with its associated costs that are largely unrelated to our asset base, the percentage decrease in our overall general and administrative expenses will be materially less than the percentage of our revenues represented by the communities we have sold.

**Liquidity and Capital Resources**

*Comparison of Years Ended December 31, 2004, 2003 and 2002.* Cash and cash equivalents increased $18,969,000 from $8,583,000 as of December 31, 2003 to $27,552,000 as of December 31, 2004. The increase was due to an increase in cash provided by investing activities, offset by an increase in cash used in financing activities and an increase in cash used in operating activities. Cash and cash equivalents increased $3,041,000 from $5,542,000 as of December 31, 2002 to $8,583,000 as of December 31, 2003. The increase was due to a decrease in cash used in investing activities, offset by a decrease in cash provided by financing activities and a decrease in cash provided by operating activities.

In the past, a primary source of liquidity for us has been cash flow from operations. Operating cash flows have historically been determined by the number of apartment homes, rental rates and operating expenses with respect to those apartment homes. The sale of six apartment communities during 2004 resulted in a decrease in operating revenues to a level that is less than operating expenses. Net cash used in operations increased $3,445,000 from cash provided of $1,971,000 during 2003 to cash used of $1,474,000 during 2004. The decrease in cash flow from operations is due to the sale of the six apartment communities during 2004, partially offset by revenues from Ballantyne Place as it began its lease-up.

Net cash provided by operating activities decreased $798,000 from $2,769,000 during 2002 to $1,971,000 during 2003. The decrease is primarily due to a decrease in same-property operating income and higher interest expense.

In addition to experiencing lower operating revenues from the sale of six properties, we have three properties in lease-up, one property in the planning and design phase and four parcels of undeveloped land. In total, these eight properties required an investment of approximately $46.4 million that is currently producing minimal cash flow. The decreased revenue, together with our rebuilding program, has reduced our cash flow from operations. We believe that our cash flow from operations will improve as we lease-up properties and finish our new properties under development and construction. Until there is a sustained and broad-based economic recovery resulting in positive job growth, however, the Atlanta apartment market will remain soft, and we will continue to experience the negative effects of lower rents.

On August 27, 2003, we paid a special distribution of $0.55 per share to shareholders and $0.55 per unit to unitholders of record on August 18, 2003. We paid this special distribution from the profit generated by the sale of our 188-unit Highland Park community. On June 18, 2004, we paid a special distribution of $4.50 per share to shareholders and $4.50 per unit to unitholders of record on June 14, 2004. We used the significant profits generated by the sale of five apartment communities to Colonial Properties Trust to fund this distribution.

Our board of directors suspended payment of our regular quarterly dividends since the third quarter of 2001. We presently intend not to resume paying regular quarterly dividends. We expect in the near term to use all or most of the net proceeds of any sale for either or both of: (a) funding our ongoing development and construction program; and (b) acquiring other properties through a Section 1031 tax-deferred exchange, as we did with the proceeds of the sale of our St. Andrews at the Polo Club community.

On December 29, 2004, we purchased an 82% undivided interest in approximately 23.5 acres of undeveloped land from Roberts Properties Peachtree Parkway, L.P. of which Mr. Roberts owns a 98.7% interest. The purchase price was $7,786,000, including closing costs for the land located on Peachtree Parkway in Gwinnett County, Georgia. The purchase was funded by a land loan closed on the purchase date and a portion of the sale proceeds from the sale of St. Andrews at the Polo Club as part of a Section 1031 tax-deferred exchange. If we choose to develop the Peachtree Parkway land, a substantial construction loan and additional equity will be required to complete the construction of the project.

On December 29, 2004, we purchased 29.48 acres of undeveloped land on Westside Parkway in Alpharetta, Georgia for $5,919,000, including closing costs. The purchase was funded by a land loan closed on the purchase date and a portion of the sale proceeds from the sale of St. Andrews at the Polo

Club as part of a Section 1031 tax-deferred exchange. If we choose to develop the Westside Parkway land, a substantial construction loan and additional equity will be required to complete the construction of the project.

On January 20, 2005, we purchased 9.84 acres of undeveloped land located on Peachtree Dunwoody Road in the Perimeter Center submarket of Atlanta. The purchase price of $15,700,000 was funded by a land loan closed on the purchase date and a portion of the sale proceeds from the sale of St. Andrews at the Polo Club as part of a Section 1031 tax-deferred exchange. When we begin development of the Peachtree Dunwoody land within the next year, a substantial construction loan and additional equity will be required to complete the construction of the project.

Net cash provided by investing activities increased $43,166,000 from cash used of $4,739,000 during 2003 to cash provided of $38,427,000 during 2004. The increase is due primarily to the following:

(a) a $55,706,000 increase in proceeds from the sale of real estate assets from $7,313,000 during 2003 to $63,019,000 during 2004 due to:

- $47,016,000 net proceeds from the Colonial sale in June 2004;
- $15,113,000 net proceeds from the sale of our St. Andrews at the Polo Club community in July 2004; and
- $890,000 net proceeds from the sale of the Addison Place outparcel in October 2004;

offset by:

- $6,932,000 net proceeds from the sale of Highland Park in August 2003; and
- $381,000 net proceeds from the sale of land and reimbursement for land improvements for right-of-way projects at our Addison Place community in February 2003;

offset by:

(b) a $12,540,000 increase in cash used for the acquisition and construction of real estate assets from $12,052,000 during 2003 to $24,592,000 during 2004 due primarily to the acquisitions of Peachtree Parkway and Westside Parkway in the fourth quarter of 2004.

Net cash used in investing activities decreased $11,482,000 from $16,221,000 during 2002 to $4,739,000 during 2003. The decrease is due primarily to the following:

(a) construction and development costs of $11,667,000 in 2003 related to Veranda Chase, Ballantyne Place, the Northridge office building and the Addison Place Shops compared to construction and development costs of $19,542,000 in 2002 related to the same properties;

offset by:

(b) proceeds of $381,000 from the sale of land and reimbursement for land improvements for right-of-way projects at the Addison Place community in February 2003 and proceeds of $6,932,000 from the sale of Highland Park in August 2003, compared to proceeds of $3,471,000 from the sale of East Fox Court land in 2002.

Net cash used in financing activities increased $23,793,000 from cash provided of $5,809,000 during 2003 to cash used of $17,984,000 during 2004. This increase is due primarily to the following:

(a) a $28,547,000 increase in cash used to pay distributions from $3,962,000 during 2003 to $32,509,000 during 2004;

(b) a $10,750,000 decrease in proceeds from mortgage notes payable from $10,750,000 during 2003 to none during 2004 due to the refinancing of our River Oaks apartment community in 2003; and

(c) a $3,731,000 decrease in proceeds received from construction loans from $12,567,000 during 2003 compared to $8,836,000 during 2004 due to lower borrowings related to Addison Place Shops, Ballantyne Place and Veranda Chase

offset by:

(d) a $9,462,000 increase in proceeds from land notes payable from none during 2003 to $9,462,000 during 2004 due to the acquisitions of the Peachtree Parkway and Westside Parkway properties in December 2004;

(e) a $8,487,000 decrease in payoffs of mortgage notes from $8,487,000 during 2003 to none during 2004 due to the refinancing of debt secured by our River Oaks community in 2003;

(f) a $700,000 decrease in payoffs of land notes payable due to the $3,700,000 payoff of debt secured by Addison Place Shops in 2003 compared to the $3,000,000 payoff of debt secured by our Northridge apartment land in 2004;

(g) a $455,000 decrease in principal repayments on mortgage notes payable from $1,107,000 during 2003 to $652,000 during 2004; and

(h) a $131,000 decrease in cash used for the payment of loan costs from $252,000 during 2003 to $121,000 during 2004 due primarily to:

- $166,000 of loan costs relating to the refinancing of debt secured by our River Oaks community in 2003; and
- $55,000 of loan costs relating to the construction loan secured by the Addison Place Shops in 2003;

offset by:

- $82,000 of loan costs relating to the acquisitions of Peachtree Parkway and Westside Parkway in the fourth quarter of 2004.

Net cash provided by financing activities decreased $10,568,000 from $16,377,000 during 2002 to $5,809,000 during 2003. This decrease is due primarily to the following:

(a) a decrease of $6,120,000 from the $18,687,000 proceeds received from construction loans in 2002 compared to $12,567,000 received in 2003 due primarily to:

- a decrease of $6,912,000 for Veranda Chase, which was completed in 2002;
- a decrease of $2,006,000 for our Ballantyne Place community;

- a decrease of $491,000 for our Northridge office building; and
- a decrease of $102,000 for the Addison Place Apartments.

(b) an increase in cash used to pay distributions to $3,962,000 in 2003 compared to none in 2002;

(c) an increase in payoffs of land notes payable of $2,400,000 due to the payoff of the $3,700,000 Addison Place Shops land loan in 2003 compared to the payoff of the $1,300,000 East Fox Court land loan in 2002;

(d) net increase of $2,372,000 from the refinancing of the Highland Park mortgage loan in 2002, compared to a net increase of $2,263,000 from the refinancing of the River Oaks mortgage loan in 2003;

offset by:

(e) net repayments of $2,000,000 on the line of credit in 2002, compared to no borrowings or repayments on the line of credit in 2003.

The table and accompanying footnotes on the following two pages explain our current debt structure, including for each loan: the principal balance at December 31, 2004 and at its scheduled maturity, interest rate, maturity date, and monthly principal and interest payment. The amount shown in the column titled "Balance at Maturity" assumes the full amount of each loan is drawn and required principal payments are made prior to maturity.

**ROBERTS REALTY INVESTORS, INC.**
**DEBT SUMMARY SCHEDULE**
**(Listed in order of maturity)**
**December 31, 2004**

| | Lender | Interest Terms | Interest Rate (%) | Maturity Date | Balance at Maturity | Monthly Payment | Balance at 12/31/04 |
|---|---|---|---|---|---|---|---|
| Addison Place Apartments [1] | Wachovia Bank | Fixed-rate const/perm | 8.62 | 05/10/05 | $22,071,000 | Variable | $22,130,000 |
| Northridge Office Building [2] | Bank of North Georgia | LIBOR plus 200 b.p. | 4.40 | 05/28/05 | 4,530,000 | Interest only | 4,530,000 |
| Revolving $2 million credit line [2] | Compass Bank | LIBOR plus 175 b.p. | 4.15 | 08/01/05 | 0 | Interest only | 0 |
| Land Loan [2] | Wachovia Bank | LIBOR plus 185 b.p. | 4.25 | 12/29/05 | 6,842,000 | Interest only | 9,462,000 |
| Addison Place Shops [2] [3] | Compass Bank | LIBOR plus 185 b.p. | 4.25 | 04/30/06 | 6,500,000 | Interest only | 5,280,000 |
| Ballantyne Place [2] [4] | AmSouth Bank | LIBOR plus 200 b.p. | 4.40 | 03/10/08 | 19,642,000 | Interest only | 22,484,000 |
| Addison Place Townhomes [5] | Prudential Life | Fixed-rate permanent | 6.95 | 11/15/09 | 8,387,000 | $62,885 | 9,056,000 |
| Totals | | | | | $67,972,000 | | $72,942,000 |

(1) The loan secured by the Addison Place Apartments is a floating rate loan with no prepayment premium for early termination. The interest rate on the loan was synthetically fixed with an interest rate swap agreement, which may result in a prepayment premium depending upon market interest rates. The prepayment premium (if any) is equal to the present value of the difference between the existing fixed interest rate on the interest rate swap agreement and the current replacement rate for a similar structure in the marketplace at the time of prepayment. There is no minimum prepayment fee. Remaining principal payments on the loan are scheduled as follows: 2005 - $59,000, plus the balloon payment of $22,071,000 due at maturity.

(2) The interest rate shown for variable-rate debt is as of December 31, 2004. The construction loan on the Addison Place Shops with Compass Bank has an interest rate floor of 3.50%. The construction loan on the Northridge office building with Bank of North Georgia has an interest rate floor of 3.75%.

(3) The Addison Place Shops construction loan is not yet fully drawn. The amount shown in the column titled "Balance at Maturity" assumes the full amount of the loan is drawn and required principal payments are made prior to maturity.

(4) The loan matures on March 10, 2006, with Roberts Realty having the option to exercise two additional one-year extensions. Monthly payments are interest only through March 10, 2005 at the 30-day LIBOR plus 200 basis points; thereafter, principal and interest will be payable in monthly installments calculated using a 30-year amortization schedule and an assumed interest rate of 7.0% plus actual interest. The construction loan for Ballantyne Place is not yet fully drawn.

(5) The loan secured by the Addison Place Townhomes may be prepaid upon payment of a premium equal to the greater of (a) 1% of the principal amount being prepaid multiplied by a fraction having as its numerator the number of months to maturity and its denominator the number of months in the full term of the loan or (b) the present value of the loan less the amount of principal and accrued interest being repaid. The loan may be prepaid in full during the last 30 days before its maturity date without any prepayment premium.

Our existing loans will require balloon payments, in addition to monthly principal amortization, coming due over the years 2005 to 2009 as summarized below:

**Debt Maturity Schedule**

| Year | Aggregate Balloon Payments | Applicable Communities or Properties |
|---|---|---|
| 2005 | $33,443,000 | Addison Place Apartments (1), Northridge Office Building, Land Loan |
| 2006 | 6,500,000 | Addison Place Shops |
| 2007 | 0 | |
| 2008 | 19,642,000 | Ballantyne Place (2) |
| 2009 | 8,387,000 | Addison Place Townhomes |
| **Total** | **$67,972,000** | |

(1) On May 6, 2004, we obtained a $21,000,000 loan commitment from the Federal Home Loan Mortgage Corporation (Freddie Mac) to refinance the Addison Place Apartments. The loan will have a ten-year term and bear interest at a fixed interest rate of 6.35%. We expect to close the new loan upon the maturity of the existing loan in May 2005.

(2) On July 15, 2004, we obtained a $23,000,000 loan commitment from Freddie Mac to refinance Ballantyne Place. The loan will have a ten year term and bear interest at a fixed interest rate of 6.06%. We expect to close the new loan in July 2005.

*Short-Term Debt*

*Unsecured Line of Credit.* We have a $2,000,000 unsecured line of credit, which expires August 1, 2005, to provide funds for short-term working capital purposes. At December 31, 2004, there were no borrowings under this line of credit. Although we intend to renew the line of credit, there is no assurance that the bank will offer renewals or, if the renewal is offered, that it will be on favorable terms.

*Addison Place Apartments*. On May 6, 2004, we obtained a $21,000,000 loan commitment from Freddie Mac to refinance our $22,071,000 Addison Place Apartments mortgage loan. The new loan will have a ten-year term and bear interest at a fixed interest rate of 6.35%. We expect to close the new loan upon the maturity of the existing loan on May 10, 2005. We intend to repay the remaining balance of approximately $1,071,000 on the existing loan from working capital.

*Northridge Office Building.* On June 28, 2001, we closed a $5,280,000 loan to fund the construction of the Northridge office building. The loan is secured by the land and improvements and bears interest at the 30-day LIBOR plus 200 basis points. On May 28, 2004, we extended the maturity date of the loan until May 28, 2005 and reduced to $4,530,000 the maximum principal amount available to be borrowed under the loan. At December 31, 2004, $4,530,000 was drawn on the loan, and we anticipate that it will have a $4,530,000 principal balance at maturity. We intend to refinance the construction loan on this property with permanent financing before its maturity date. To do so, we may be required to pay down its principal balance. There is no assurance that this financing will be available or, if it is available, that it will be on favorable terms.

*Land Loan.* On December 29, 2004, we closed a $20,412,000 loan to fund portions of the purchase prices of an 82% undivided interest in 23.5 acres of undeveloped land located on Peachtree Parkway in Gwinnett County, Georgia and 29.47 acres of undeveloped land located in Alpharetta, Georgia. At December 31, 2004, $9,462,000 was drawn on the loan, which has a one-year term and bears interest at the 30-day LIBOR plus 185 basis points. In January 2005, we borrowed the remaining $10,950,000 under the loan to fund part of the purchase price of the Peachtree Dunwoody property. We can obtain a release on each parcel by paying a set price, as we did in February 2005 to release the parcel on Peachtree Parkway. We intend to refinance any remaining balance of the loan at its maturity. There is no assurance that this financing will be available or, if it is available, that it will be on favorable terms.

*Long-Term Debt*

With respect to the debt that matures after 2005, we anticipate that we will repay only a small portion of the principal of that indebtedness before maturity and that we will not have funds on hand sufficient to repay that indebtedness at maturity. We currently intend to refinance our maturing debt through debt financing collateralized by mortgages on individual properties, although we might also seek to raise funds through equity offerings if market conditions are favorable at the time.

*Floating Rate Debt*

Other than the loans secured by Addison Place, our loans bear interest at floating rates. These loans, which had an aggregate outstanding balance of $39,759,000 at February 28, 2005, bear interest at rates ranging from 185 to 200 basis points over the 30-day LIBOR rate. Changes in LIBOR that increase the interest rates on these loans, as has occurred recently, have increased our interest expense and will do so in the future if rates continue to rise. For example, a 1.0% increase in the interest rates on those loans would increase our interest expense by approximately $33,000 per month and adversely affect our liquidity and capital resources to that degree.

On May 30, 2003, we closed a $6,500,000 construction loan to fund the construction of the Addison Place Shops retail center. The loan is secured by the land and improvements and matures on April 30, 2006. Monthly payments are interest only at the 30-day LIBOR plus 185 basis points. At December 31, 2004, $5,280,000 was outstanding on the loan.

On July 15, 2004, we obtained a $23,000,000 loan commitment from Freddie Mac to refinance Ballantyne Place. The loan will have a ten-year term and bear interest at a fixed interest rate of 6.06%. We expect to close the new loan in July 2005. We intend to draw down no more than $23,000,000 on the existing loan. At December 31, 2004, $22,484,000 was outstanding on the loan.

*Settlement of Lawsuit*

On April 8, 2004, we settled a lawsuit we filed against an architectural firm hired to work on our Addison Place Apartments and Ballantyne Place properties. We received proceeds of $500,000 as a result of the settlement and were required to pay $120,000 to the defendant for use of their architectural plans. The $120,000 represents amounts the defendants previously billed us but we had not paid because of this business dispute.

*Anticipated Effects of Sale of Six Apartment Communities on our Liquidity and Capital Resources*

As described above, we sold six apartment communities in June and July 2004. We anticipate that these sales will generally affect our future liquidity and capital resources as follows:

*Net Cash Provided by Operating Activities from Continuing Operations.* A significant portion of the net cash provided by operating activities from continuing operations has in the past been provided by the six apartment communities that we sold. Accordingly, we expect net cash provided by operating activities from continuing operations to be materially lower in future years than in 2003.

*Reduced Revenue.* Revenues for the six apartment communities were $14.3 million for 2003, or approximately 69.9% of our revenue. Accordingly, we expect our revenues to be materially lower in future years than in 2003.

*Reduced Mortgage Notes Payable.* As a result of the sale of six communities, we have reduced our mortgage debt (and associated interest rate swap agreement for the Veranda Chase loan) by a total of $79.2 million.

*Reduced Monthly Mortgage Payments.* Monthly mortgage payments for the six apartment communities were $514,000, or 62.0%, of our total monthly mortgage payments for May 2004, the last month during which we owned all six communities. Our monthly mortgage payments have been reduced by this amount.

*Reduced Interest Expense.* Interest expense for the six apartment communities was $5.6 million, or 69.9%, of our interest for 2003. Accordingly, our interest expense will be materially lower in future years than in 2003.

We anticipate that aggregate operating revenues will be adequate to provide short-term (12 months) liquidity for the payment of direct rental operating expenses (excluding corporate general and administrative expenses), interest and scheduled amortization of principal on related mortgage notes payable (other than the May 2005 maturity of the Northridge office building construction loan as noted above). We intend to meet our other short-term liquidity requirements, including general and administrative expenses, improvements and renovations at existing communities, with cash reserves. If we are unable to secure permanent financing or otherwise refinance our construction loan on our Northridge office building that matures on May 28, 2005, we may have to defer or curtail our planned development and construction activities. We expect to meet our long-term liquidity requirements, including future developments and debt maturities, from the proceeds of construction and permanent loans, and if necessary from the sale of properties.

**Contractual Obligations**

The following table presents contractual obligations of Roberts Realty by the period the payments are due (dollars in thousands, unaudited):

| Contractual obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|
| | Payments due by period | | | | |
| Long-Term Debt Obligations [1] | $82,471 | $40,191 | $32,240 | $10,040 | $0 |
| Capital Lease Obligations | 0 | 0 | 0 | 0 | 0 |
| Operating Lease Obligations | 0 | 0 | 0 | 0 | 0 |
| Due to Roberts Construction [2] | 653 | 653 | 0 | 0 | 0 |
| Interest Rate Swap Contract Payable [3] | 436 | 436 | 0 | 0 | 0 |
| Total | $83,560 | $41,280 | $32,240 | $10,040 | $0 |

(1) See Debt Summary Schedule above for a description of our long-term debt obligations. In computing interest expense related to our variable rate debt, we assumed a LIBOR of 2.4% for all periods, and for the fixed rate debt we used the applicable contractual rates.

(2) See Item 13, Certain Relationships and Related Transactions – Transactions with the Roberts Companies – Construction Contracts for a description of our construction contracts with Roberts Construction, under which we are obligated to pay Roberts Construction to provide construction services to us.

(3) See Critical Accounting Policies – Derivatives and Hedging Activities and Item 7A, Quantitative and Qualitative Disclosures about Market Risk for a description of our use of derivative financial instruments in the form of interest rate swaps to hedge interest rate exposure on variable-rate debt. We do not use derivative financial instruments for trading or speculative purposes. As described in detail in the referenced sections of this report, we entered into an interest rate swap agreement to effectively fix the variable interest rate on our $22,130,000 Addison Place Apartments permanent loan.

**Critical Accounting Policies**

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). A summary of the significant accounting policies we use is included in Note 2 to the consolidated financial statements. A summary of recent accounting pronouncements and the expected impact on our financial statements is also included in Note 2. Because we are in the business of owning, operating, and developing apartment communities, our critical accounting policies relate to cost capitalization and derivatives and hedging activities. The following is a summary of our overall accounting policy in this area.

*Cost Capitalization*

Our real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. The cost of buildings and improvements includes interest, property taxes, insurance, and development fees incurred during the construction period. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation expense is computed over the estimated useful lives of 27.5 years for buildings and improvements, 15 years for land improvements, and five to seven years for furniture, fixtures and equipment.

We capitalize direct costs associated with the development and construction of our apartment communities. We expense all internal costs associated with the acquisition of operating apartment communities to general and administrative expense in the period we incur those costs. We capitalize interest on qualifying construction expenditures in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost," for our real estate assets. During the development and construction of a new apartment community, we capitalize related interest costs, as well as other carrying costs such as property taxes and insurance. We begin to expense these items as the construction of the community becomes substantially complete and the apartment homes become available for initial occupancy. Accordingly, we gradually reduce the amounts we capitalize as we complete construction. During the lease-up period, as a community transitions from initial occupancy to stabilized occupancy, revenues are generally insufficient to cover interest, carrying costs and operating expenses. The size and duration of this lease-up deficit depends on how quickly construction is completed, how quickly we lease the apartments available for occupancy, and what rent levels we achieve at the community. The leasing absorption of our communities in lease-up has been slowed as a result of the weakness in the national economy. Capitalization of interest and other carrying costs such as property taxes and insurance ceases entirely upon completion of development and construction activities.

*Asset Impairment Evaluation*

We periodically evaluate our real estate assets to determine if there has been any impairment in the carrying value of the assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. At December 31, 2004, we did not own any real estate assets that meet the impairment criteria of SFAS No. 144.

*Derivatives and Hedging Activities*

We generally enter into fixed rate debt instruments. In certain situations, we may utilize derivative financial instruments in the form of interest rate swaps to hedge interest rate exposure on variable-rate debt. We do not use such instruments for trading or speculative purposes. We entered into an interest rate swap agreement to fix the variable interest rate on our $22,130,000 Addison Place Apartments permanent loan.

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized on the balance sheet and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the income statement when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. Our swap agreement has been designated as a cash flow hedge and, accordingly, is recorded at fair value in the consolidated balance sheet, and the related gain or loss is deferred in stockholders' equity, net of minority interest, as a component of other comprehensive income. Any ineffective portions of cash flow hedges are recognized immediately in earnings. We intend to hold the interest rate swap arrangement and related debt agreement until maturity on our Addison Place Apartments loan. In the event the interest rate swap agreement is terminated, we would discontinue prospectively reclassifying amounts in accumulated other comprehensive income to earnings based upon when the hedged transactions are recognized in earnings. Amounts received or paid in connection with the swap agreement are recognized as adjustments to interest related to the designated debt. The net effect of this accounting is that interest on the variable rate-debt is generally recorded based on fixed interest rates.

The fair value of our interest rate swap agreement at December 31, 2004 was a liability of $436,000, which is a result of a lower market interest rate compared to the synthetically fixed rate. This liability was recorded as a decrease in shareholders' equity of $320,000 (accumulated other comprehensive income), net of minority interest of $116,000. We have no other derivative or hedging instruments. For additional information related to this topic, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

**Stock Repurchase Plan**

Our board of directors has authorized the repurchase of up to 400,000 shares of our outstanding common stock. We repurchased 362,588 shares for $2,764,000 prior to 2002, and we currently have authority to repurchase an additional 37,412 shares. We did not repurchase any shares during 2004, 2003 or 2002. We may repurchase our shares from time to time by means of open market purchases depending on availability, our cash position, and the price per share.

**Supplemental Disclosure of Funds From Operations**

Funds from Operations, or FFO, is defined by the National Association of Real Estate Investment Trusts as net income (loss), computed in accordance with generally accepted accounting principles (GAAP), excluding gains (or losses) from debt restructuring and sales of property and non-recurring items, plus real estate related depreciation and amortization. We compute FFO in accordance with the current NAREIT definition, which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to those other REITs. FFO does not represent amounts available for management's discretionary use for payment of capital replacement or expansion, debt service obligations, property acquisitions, development and distributions or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (determined in accordance with GAAP) as an indication of our financial performance or cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that to gain a clear understanding of our operating results, FFO should be evaluated in conjunction with net income (loss) (determined in accordance with GAAP).

FFO is used by industry analysts and investors as a supplemental measure of an equity REIT's operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Because real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. We believe that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Our management evaluates the operating performance of our apartment communities in part based on FFO.

The following table reconciles net income (loss) to FFO (dollars in thousands, unaudited).

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net income (loss) | $36,986 | $2,690 | $(2,516) |
| Minority interest of unitholders – continuing operations | (1,011) | (783) | (1,184) |
| Minority interest of unitholders – discontinued operations | (427) | (630) | (406) |
| Loss on disposal of assets | 10 | 11 | 33 |
| Gain on sale of real estate assets, net of minority interest | (102) | (77) | (1,043) |
| Gain on sale of Highland Park, net of minority interest | - | (6,174) | - |
| Gain on sale of the Colonial properties, net of minority interest | (32,404) | - | - |
| Gain on sale of St. Andrews at the Polo Club, net of minority interest | (8,254) | - | - |
| Loss on sale of Rosewood Plantation, net of minority interest | - | - | 102 |
| Depreciation expense – continuing operations | 2,619 | 1,795 | 2,029 |
| Depreciation expense – discontinued operations | 1,921 | 5,184 | 4,972 |
| Funds From Operations | $(662) | $2,016 | $1,987 |
| Weighted average shares and units outstanding during the period | 7,220,658 | 7,223,727 | 7,220,593 |

**Inflation**

Because substantially all of our apartment leases are for an initial term of not more than 12 months, we are able, if market conditions permit, to seek increases in rents after the expiration of each lease. The short-term nature of these leases serves to reduce the risk to us of the adverse effects of inflation.

**Disclosure Regarding Forward-Looking Statements**

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of places in this report and include all statements that are not historical facts. Some of the forward-looking statements relate to our intent, belief or expectations regarding our strategies and plans for operations and growth, including development and construction of new multifamily apartment communities. Other forward-looking statements relate to trends affecting our financial condition and results of operations and our anticipated capital needs and expenditures. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those that are anticipated in the forward-looking statements. These risks include the following:

- As we announced on September 17, 2004, we have experienced operating losses and anticipate that they will continue through 2005. The cash flow generated from our remaining newer assets is not currently sufficient to cover our corporate overhead, and we intend to use our cash reserves to fund the operating losses. If these losses persist for longer than we expect, our cash position and financial position could be materially and adversely affected.
- The current unfavorable market and economic conditions in Atlanta and Charlotte could continue to depress our rental rates and adversely affect our financial performance.

- Further unfavorable changes in market and economic conditions, perhaps as a result of war or terrorism, could depress our occupancy and rental rates even further and worsen our financial performance.
- Increased competition in the Atlanta and Charlotte markets could limit our ability to lease our apartment homes or increase or maintain rents.
- Conflicts of interest inherent in business transactions between or among Roberts Realty and/or the operating partnership on one hand, and Mr. Roberts and/or his affiliates on the other hand, could result in our paying more for property or services than we would pay an independent seller or provider.
- Construction risks inherent in our development and construction of the Northridge community, our Addison Place Shops retail center, the three properties we purchased in December 2004 and January 2005 and the other properties we will develop in the future, could adversely affect our financial performance.
- If we are unable to lease-up Ballantyne Place, Addison Place Shops, our Northridge community, and the Northridge office building as we expect, our financial performance will suffer. We note in particular that the Atlanta suburban office market is particularly soft and that we may be unable to lease our corporate headquarters building to third party tenants without significant concessions.
- We may be unable to secure permanent financing or otherwise refinance some or all of our construction loan on our office building that matures on May 28, 2005, or we may be able to do so only on unfavorable terms that may include making a material principal payment that will reduce our working capital. We expect that loan to have a principal balance of $4,530,000 at its maturity.
- We may be unable to secure permanent financing or otherwise refinance the land loan that matures on December 29, 2005, or we may be able to do so only on unfavorable terms. We expect that loan to have a principal balance of approximately $6,842,000 at its maturity. If we are required to use our cash to pay off this debt, we may have to defer or curtail our planned development and construction activities, which will adversely affect our financial performance.
- We have approximately $41,756,000 in debt at December 31, 2004 that bears interest at variable interest rates (excluding loans on which we have synthetically fixed the interest rate), and if interest rates were to increase, our cash position and financial position could be materially and adversely affected.
- We may be unable to obtain replacement financing to make balloon payments on our long-term debt as it matures, or we might have to refinance our debt on less favorable terms.
- Because our organizational documents do not limit the amount of debt we may incur, we could increase the amount of our debt as a percentage of the estimated value of our properties. This additional leverage may:
    - increase our vulnerability to general adverse economic and industry conditions,
    - limit our flexibility in planning for, or reacting to, changes in our business and the REIT industry, which may place us at a competitive disadvantage compared to our competitors that have less debt, and
    - limit, along with the possible financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds.
- Our operations could be adversely affected if we lose key personnel, particularly Mr. Roberts.
- We could incur costs from environmental problems even though we did not cause, contribute to or know about them.

- Compliance or failure to comply with the Americans with Disabilities Act and other similar laws could result in substantial costs.

In addition, the market price of the common stock may from time to time fluctuate materially as a result of, among other things:

- our operating results;
- the operating results of other REITs, particularly apartment REITs; and
- changes in the performance of the stock market in general.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Because some of our debt bears interest at rates that are not fixed, we are exposed to market risk from changes in interest rates, which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. We do not use financial instruments for trading or other speculative purposes. We are exposed to interest rate risk primarily through our borrowing activities, which are described in Notes 5 and 6 to the consolidated financial statements included in this report. Our Addison Place Apartments loan, which had an outstanding principal balance of $22,130,000 at December 31, 2004, has a synthetically fixed interest rate. When we closed this loan, we entered into an interest rate swap agreement that synthetically fixed the interest rate. The fair value of this interest rate swap agreement at December 31, 2004 was a liability of $436,000 because of a lower market interest rate compared to the synthetically fixed rate. Provided that we hold this instrument until it matures on May 10, 2005 as we intend, we will not pay any interest other than that stated in the loan and swap agreement. The liability recorded at December 31, 2004 will be reduced as we perform under this instrument, as the difference between the market interest rate and the fixed rate decreases, and as this obligation matures. Our other permanent mortgage loan, with an aggregate outstanding principal balance of $9,056,000 at December 31, 2004, bears interest at a fixed rate.

The remaining construction loans, which had an aggregate outstanding balance of $32,294,000 at December 31, 2004, bear interest ranging from 185 to 200 basis points over the 30-day LIBOR rate. Our line of credit and land loan interest rates range from 175 to 185 basis points over the 30-day LIBOR rate. At December 31, 2004, those loans had an aggregate outstanding principal balance of $9,462,000. Changes in LIBOR that increase the interest rates on these loans, as has occurred recently, have increased our interest expense and will do so in the future if rates continue to rise. For example, a 1.0% increase in the interest rates on those loans would increase our interest expense by approximately $33,000 per month and adversely affect our liquidity and capital resources to that degree. Given our interest rate swap agreement and the current interest rate environment, we believe there is no material market risk exposure to our consolidated financial position, results of operations or cash flows.

The following table presents principal reductions and related weighted average interest rates by year of expected maturity for our debt obligations.

| (Dollars In Thousands) | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter | Total | Fair Value 12/31/04 |
|---|---|---|---|---|---|---|---|---|
| Principal reductions in fixed rate mortgage notes | $129 | $139 | $149 | $159 | $8,480 | $0 | $9,056 | $9,600 |
| Average interest rates | 6.95% | 6.95% | 6.95% | 6.95% | 6.95% | N/A | 6.95% | 5.53% |
| Principal reductions in variable rate mortgage notes | $22,130 | $0 | $0 | $0 | $0 | $0 | $22,130 | $22,130 |
| Principal reductions in construction/ permanent loans | $4,880 | $5,777 | $532 | $21,105 | $0 | $0 | $32,294 | $32,294 |
| Principal reductions in land loan | $9,462 | $0 | $0 | $0 | $0 | $0 | $9,462 | $9,462 |
| Interest Rate Swap (Notional Principal Amount) | | | | | | | | |
| Pay fixed/ Receive variable | $22,130 | $0 | $0 | $0 | $0 | $0 | $22,130 | $(436) |
| Average Pay rate | 8.62% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 8.62% | 4.60% |
| Receive rate | LIBOR | LIBOR | LIBOR | LIBOR | LIBOR | LIBOR | LIBOR | LIBOR |

We estimate the fair value of our debt based on current borrowing rates for issuance of debt with similar terms and remaining maturities.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements are listed under Item 15(a) and are filed as part of this annual report on the pages indicated.



## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

## ITEM 9A. CONTROLS AND PROCEDURES.

As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2004.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

## ITEM 9B. OTHER INFORMATION.

This item is not applicable because there was no information required to be disclosed by the registrant in a report on Form 8-K during the fourth quarter of 2004 that was not reported.

## PART III

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

### Directors and Executive Officers

*Charles S. Roberts*, age 58, has served as our Chairman of the Board, Chief Executive Officer and President since July 1994. Mr. Roberts' term as a director expires at the 2006 annual meeting of shareholders. Mr. Roberts owns, directly or indirectly, all of the outstanding stock of, and is the President and sole Director of, Roberts Properties, Inc. and Roberts Properties Construction, Inc.

In October 1970, Mr. Roberts established Roberts Properties, Inc. to develop, construct and manage real estate. Beginning in 1985, Mr. Roberts and Roberts Properties began to focus on developing upscale multifamily residential communities and have won numerous local, regional and national awards for the development of these communities. Mr. Roberts has been a frequent national speaker on the topic of developing upscale multifamily housing and has been recognized as a leader in this industry. In April 1995, Roberts Properties Management, Inc. (which we acquired in 1997) was recognized as the Property Management Company of the Year by the National Association of Home Builders. On a regional level, Roberts Properties was awarded the prestigious Southeast Builders Conference Aurora Award for the best rental apartment community eight out of nine years during the period 1988 through 1996. On a national level, Roberts Properties was awarded the prestigious Pillars of the Industry Award from the National Association of Home Builders for the best low-rise apartments in 1991 and 1992. In 1993, Roberts Properties was awarded the coveted Golden Aurora Award for best overall development in the Southeast.

*Wm. Jarell Jones*, age 56, a director since October 1994, is an attorney and has practiced law with the firm of Wm. Jarell Jones, P.C., in Statesboro and St. Simons, Georgia since November 1993. Mr. Jones' term expires at the 2005 annual meeting of shareholders. Mr. Jones is also a Certified Public Accountant, and in 1976 he formed the public accounting firm of Jones & Kolb in Atlanta, Georgia and served as Senior Tax Partner and Co-Managing Partner until December 1988. In 1990 Mr. Jones moved to Statesboro and practiced law with the firm of Edenfield, Stone & Cox until November 1992 and then with the firm of Jones & Rutledge from November 1992 until November 1993. Mr. Jones is the Chief Executive Officer of JQUAD, Inc., a family owned holding company of timber, farming and development interests. Mr. Jones was a former director for six years and the former Chairman for two years of the Downtown Statesboro Development Authority.

*Dennis H. James*, age 57, a director since June 1995, is Managing Director – Southeast Region, with L.J. Melody & Company, a commercial mortgage banking firm and subsidiary of CB Richard Ellis. Mr. James' term expires at the 2005 annual meeting of shareholders. Mr. James has over 30 years experience in the mortgage banking industry and has been involved in the production of income property straight debt loans, participating mortgages, debt/equity joint ventures and sales. As Managing Director of L.J. Melody & Company, he is responsible for the Southeast Region's overall production and investor relations. He has served on both the Allstate Life Insurance Company Correspondent Advisory Council and State Farm Life Insurance Advisory Council. Mr. James has a bachelor's degree in Industrial Management from Georgia Tech, and his professional education includes attendance at numerous real estate institutes.

*Charles R. Elliott*, age 51, served as a director from October 1994 to February 1995 and became a director again in 2000. Previously he was our Secretary and Treasurer from our inception until July 15, 2002, and our Chief Financial Officer from April 1995 until July 15, 2002, when he became our Senior Vice President – Real Estate. He left Roberts Realty as a full-time employee on August 30, 2002 and returned on a full-time basis from February 17, 2003 to September 30, 2003 as our Chief Operating

Officer. In this interim period he provided limited consulting services for which he was paid a fee. Mr. Elliott's term expires at the 2006 annual meeting of shareholders. He worked for Hunneman Real Estate Corporation in Boston, Massachusetts from 1979 to 1993, most recently as a Senior Vice-President of Accounting and Finance. Mr. Elliott joined Roberts Properties in August 1993 as Chief Financial Officer and served in that role until April 1995. He holds an undergraduate degree in Accounting and a master's degree in Finance.

*Ben A. Spalding*, age 70, a director since October 1994, has worked part-time with Matteson Partners, an Atlanta-based executive search firm, from April 2003 to the present. Mr. Spalding's term expires at the 2007 annual meeting of shareholders. Previously, he served from 2000 to April 2003 as Executive Vice President of DHR International, Inc., an executive search firm. Mr. Spalding was the sole shareholder of Spalding & Company, a former NASD member broker-dealer that served from 1980 to 1996 as the exclusive broker-dealer for limited partnerships sponsored by Mr. Roberts. Mr. Spalding served as President of Spalding & Company from 1980 until 1994. For the 20-year period through 1983, Mr. Spalding served in several positions with Johnson & Johnson in the health care field, most recently as Healthcare Division Sales Manager for several states in the Southeast. Mr. Spalding has a bachelor's degree in Business Administration from Bellarmine College. He has served in numerous positions with civic and charitable organizations, including serving as a National Trustee of the Cystic Fibrosis Foundation and a member of the Board of Trustees of the Metro-Atlanta Crime Commission. He received the Cystic Fibrosis Dick Goldschmidt Award in 1986 for his efforts on behalf of the Cystic Fibrosis Foundation.

*James M. Goodrich,* age 64, served as a director from October 1994 to December 2001 and rejoined our board in November 2004. Dr. Goodrich is a consulting engineer and private investor. He is a trustee of the North American Electric Reliability Council, whose mission is to promote the reliability of the electricity supply for North America. Dr. Goodrich was a founder and the Executive Vice President of Energy Management Associates, which provided operations and financial planning software and related consulting services to the electric and gas utility industries, from 1975 until October 1993. He also served as a member of its board of directors until 1992, when it was sold to Electronic Data Systems Corporation. Prior to his experience with Energy Management Associates, Dr. Goodrich served in the United States Navy for five years as an officer on the staff of Admiral Hyman Rickover, where he was involved in the technical support of the design and development of nuclear power plants for the Navy. Dr. Goodrich holds a Ph.D. in Nuclear Engineering, a master's degree in Engineering-Economic Systems, and a bachelor of arts degree, all from Stanford University. He also holds a master's degree in Engineering Science from George Washington University. Dr. Goodrich has appeared as an expert witness before numerous state public utility commissions, the Federal Energy Regulatory Commission, federal courts and arbitration panels.

*Greg M. Burnett*, age 42, has served as our Chief Financial Officer, Secretary and Treasurer since April 1, 2004. He served as Chief Financial Officer of The Reagan Companies, an outdoor advertising and real estate management company in Salt Lake City, from October 1996 to June 2003. He worked for Gannett Outdoor Group in Kansas City, MO from April 1988 to October 1996, most recently as the Vice President and Midwest Region Controller. Earlier in his career, Mr. Burnett worked for a regional CPA firm based in Kansas City, Missouri. Mr. Burnett is a Certified Public Accountant and has a bachelor's degree in Accounting from Kansas State University.

**Audit Committee**

The audit committee of our board of directors is composed of Mr. Jones, its chairman, Mr. James, and Dr. Goodrich. The board has determined that Mr. Jones is an "audit committee financial expert" and is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires Roberts Realty's directors and executive officers and persons who own beneficially more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in their ownership of our common stock. Directors, executive officers and greater than 10% shareholders are required by SEC regulations to furnish us with copies of the forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us, during the fiscal year ended December 31, 2004, our directors, executive officers and greater than 10% shareholders complied with all applicable Section 16(a) filing requirements, except as described in the following sentence. Dennis H. James was late in filing two Form 4s that reported a total of two transactions (one of which occurred in 2003), and Ben A. Spalding was late in filing a Form 4 that reported a total of one transaction.

**Code of Ethics and Business Conduct**

On March 17, 2004, our board of directors adopted a Code of Business Conduct and Ethics as required by the rules of the American Stock Exchange and the federal Sarbanes-Oxley Act. Our code is designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of corporate opportunities and actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications we make;

(3) compliance with applicable governmental laws, rules and regulations;

(4) confidentiality; protection and proper use of company assets;

(5) equal employment opportunities and prohibition of discrimination or harassment;

(6) the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

(7) accountability for adherence to the code.

We will provide a copy of the code of business conduct and ethics free of charge to any person who requests it in writing. Please direct your request to our Chief Financial Officer, 450 Northridge Parkway, Suite 302, Atlanta, GA 30350.

## ITEM 11. EXECUTIVE COMPENSATION.

### Compensation of Executive Officers

Mr. Charles S. Roberts, our Chairman of the Board, Chief Executive Officer and President, is our only executive officer whose total salary and bonus exceeded $100,000 during 2004. Mr. Roberts is our "named executive officer."

**Summary Compensation Table**

| Name and Principal Position | Annual Compensation | | |
|---|---|---|---|
| | Year | Salary ($) | Bonus ($)[1] |
| Charles S. Roberts | 2004 | 150,000 | 600,000 |
| Chairman of the Board, Chief Executive | 2003 | 150,000 | 0 |
| Officer and President | 2002 | 150,000 | 0 |

(1) Mr. Roberts earned two bonuses in 2004: (a) $300,000 bonus for the profitable sale of five apartment communities to Colonial Properties Trust and (b) $300,000 for the profitable sale our St. Andrews at the Polo Club apartment community

We are not a party to any employment agreements. Although our board of directors has from time to time in the past made individual grants of shares of restricted stock to our officers, we have no equity compensation plans under which we could issue stock, restricted stock or restricted stock units, phantom stock, stock options, SARs, stock options in tandem with SARs, warrants, convertible securities, performance units and performance shares, or similar instruments. The board of directors may elect to grant restrictive shares in the future, and in each such event, the board will approve the specific issuance of shares to an individual officer or officers. Under rules of the American Stock Exchange now in effect, however, we may not grant any additional shares of restricted stock to officers, directors, employees, or consultants without approval of our shareholders. No shares are presently reserved for that purpose.

We make payments to affiliates of Mr. Roberts under various agreements and arrangements. See Item 13, Certain Relationships and Related Transactions – Transactions with the Roberts Companies.

### Compensation of Directors

We pay our directors who are not officers of Roberts Realty fees for their services as directors. Mr. Roberts, who is an officer, is not paid any director fees. Non-officer directors receive an annual fee of $12,000 for attendance, in person or by telephone, at meetings of the board of directors.

We pay additional compensation of $250 per month to Mr. Jones for serving as the Chairman of the Audit Committee and $750 per month for serving as the Chairman of the Nominations and Governance Committee. We pay additional compensation of $750 per month to Mr. James for serving as the Chairman of the Compensation Committee. In addition, we reimburse our directors for reasonable travel expenses and out-of-pocket expenses incurred in connection with their activities on our behalf.

### Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors is composed of Mr. James, Mr. Jones and Dr. Goodrich. None of them were during 2004, or at any previous time, an officer or employee of Roberts Realty or Roberts Properties Residential, L.P.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table describes the beneficial ownership of shares of our common stock as of March 21, 2005 for:

- each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;
- each director and our named executive officer; and
- our directors and executive officers as a group.

Except as noted in the footnotes, the person owns all shares and partnership units directly and has sole voting and investment power. Each of the persons known by us to beneficially own more than 5% of the common stock has an address in care of our principal office. The Number of Shares Owned column in the table includes the shares owned by the persons named but does not include shares they may acquire by exchanging units of partnership interest in Roberts Properties Residential, L.P., our operating partnership, for shares of common stock as explained in the following paragraph. The Number of Units Beneficially Owned column in the table reflects all shares that each person has the right to acquire by exchanging units for shares. Under SEC rules, the shares that can be acquired in exchange for units are deemed to be outstanding and to be beneficially owned by the person or group holding those units when computing the percentage ownership of that person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Except as described in this paragraph, unitholders generally have the right to require the operating partnership to redeem their units. Our articles of incorporation limit ownership by any one holder to 3.7% of the outstanding shares of our common stock, with two exceptions. First, Mr. Roberts can beneficially own up to 35% of the outstanding shares. Second, any shareholder who beneficially owned more than 3.7% of our outstanding common shares on July 22, 2004, the date that we filed an amendment to our articles of incorporation revising the ownership limits, can retain indefinitely the shares the shareholder owned as of that date but cannot increase that ownership in the future. Accordingly, a unitholder cannot redeem units if upon their redemption he would hold more shares than permitted under the applicable percentage limit. A unitholder who submits units for redemption will receive, at our election, either (a) an equal number of shares or (b) cash in the amount of the average of the daily market prices of the common stock for the 10 consecutive trading days before the date of submission multiplied by the number of units submitted. Our policy is to issue shares in exchange for units submitted for redemption.

| Name of Beneficial Owner | Number of Shares Owned | Number of Units Beneficially Owned | Total | Percent of Class[1] |
|---|---|---|---|---|
| Charles S. Roberts [2] | 941,018 | 771,143 | 1,712,161 | 28.1% |
| James M. Goodrich [3] | 281,847 | 0 | 281,847 | 5.3% |
| Dennis H. James | 101,958 | 2,405 | 104,363 | 2.0% |
| Ben A. Spalding [4] | 23,252 | 27,318 | 50,570 | * |
| Charles R. Elliott | 12,000 | 0 | 12,000 | * |
| Wm. Jarell Jones[5] | 7,012 | 0 | 7,012 | * |
| All directors and executive officers as a group: (7 persons) [6] | 1,367,087 | 800,866 | 2,167,953 | 35.4% |

*Less than 1%.

(1) The total number of shares outstanding used in calculating this percentage is 5,321,485, the number of shares outstanding as of March 21, 2005.

(2) Includes 2,744 shares and 29,500 units owned by a family limited liability company of which Mr. Roberts is the manager. Mr. Roberts disclaims beneficial ownership of those shares and units.

(3) Includes 158,582 shares owned jointly by Dr. Goodrich and his wife, Penelope; and 108,478 shares owned by Goodrich Enterprises, Inc., all of the outstanding shares of which are owned by Dr. and Mrs. Goodrich and their sons. Each of Dr. and Mrs. Goodrich disclaims beneficial ownership of the shares held by the corporation except to the extent of their respective pecuniary interests in those shares. Dr. Goodrich's total also includes 14,787 shares he owns through an IRA.

(4) Includes 7,564 shares owned by partnerships of which Mr. Spalding's wife is the managing partner. Mr. Spalding's beneficial ownership of units includes 2,917 units owned by Mrs. Spalding and 24,401 units owned by partnerships of which Mrs. Spalding is the managing partner. Mr. Spalding disclaims beneficial ownership of all units and shares owned by his wife or partnerships of which she is the managing partner.

(5) Includes 1,745 shares owned by Mr. Jones' wife, to which Mr. Jones disclaims beneficial ownership.

(6) Includes an aggregate of 9,309 shares and 27,318 units beneficially owned by two directors' wives, as to which shares such directors disclaim beneficial ownership.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

### General

Roberts Realty conducts its business through Roberts Properties Residential, L.P., which we refer to as the operating partnership; owns a 73.8% interest in it as of March 21, 2005; and is its sole general partner. Mr. Charles S. Roberts, our Chairman of the Board, Chief Executive Officer, and President, owns all of the outstanding shares of both Roberts Properties, Inc. and Roberts Properties Construction, Inc., which we refer to together as the Roberts Companies. As explained below, we have entered into transactions with these companies and paid them to perform services for us.

Under applicable SEC rules, this Item 13 describes any transaction, or series of similar transactions, since January 1, 2004, or any currently proposed transaction, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have, a direct or indirect material interest:

(a) any of our directors or executive officers;

(b) any holder we believe owns of record or beneficially more than 5% of our outstanding common stock or units; and

(c) any member of the immediate family of any of those persons.

Notes 3 and 10 to our consolidated financial statements included in this report provide further detail regarding some of the transactions described in this section, including in some cases information for periods before 2004.

### Transactions with the Roberts Companies

*Overview.* We have paid substantial fees to the Roberts Companies for various types of services and will continue to do so in the future. We have purchased property from Roberts Properties, and we are obligated to use Roberts Properties for development services and Roberts Construction for construction services for some of our undeveloped properties. These various arrangements are summarized below.

*Transactions with Affiliates of Mr. Roberts.* On January 4, 2001, we sold our 152-unit Rosewood Plantation community. We used the net proceeds from that sale to complete a Section 1031 tax-deferred exchange for four properties in 2001 to defer taxes we would otherwise have incurred on the gain from the sale. These transactions are described in more detail in Note 10 to the consolidated financial statements included in this report. We sold one of the properties in 2002 for a profit. Our agreements to pay development and construction fees with respect to the remaining three properties are described below.

*Acquisitions of Properties from Affiliates of Mr. Roberts and Related Arrangements.*

*Addison Place Shops Retail Center.* On February 27, 2001, we signed an exchange agreement with an intermediary to acquire land previously owned by Roberts Properties Jones Bridge, LLC, of which Mr. Roberts owned a 90% interest. We are constructing the Addison Place Shops, a 42,090 square foot retail center, on the 6.84-acre property, which is located at the intersection of Abbotts Bridge Road and Jones Bridge Road in front of our Addison Place community in Alpharetta, Georgia. We entered into a cost plus 5% contract with Roberts Construction to complete the retail center. We have completed construction of the retail center except for the interior tenant finish.

*Northridge Community.* On June 28, 2001, we purchased 10.9 acres of undeveloped land from Roberts Properties. We are developing a 220-unit apartment community on this site, which is located on Northridge Parkway in Atlanta adjacent to our former Highland Park community. We retained Roberts Properties to complete the design and development work for a fee of $2,500 per unit, or $550,000. We also entered into a cost plus 10% contract with Roberts Construction to build the 220 apartment units.

*Northridge Office Building.* On June 28, 2001, we purchased a partially constructed office building and approximately 3.9 acres of land from Roberts Properties. The three-story, 39,907 square foot building serves as our corporate headquarters. We occupy a portion of one floor in the building, we lease the remaining space on that floor to Roberts Properties and Roberts Construction, and we are in the process of leasing the other two floors to unaffiliated tenants. Roberts Construction completed construction of the building at cost and did not earn a profit on the construction of the building.

*Peachtree Parkway Land.* On December 29, 2004, we entered into a sales contract with Roberts Properties Peachtree Parkway, L.P. ("Peachtree Parkway, L.P.") to purchase an interest in a parcel of undeveloped land in Gwinnett County, Georgia. Mr. Roberts owns 98.7% of Peachtree Parkway, L.P. In February 1995, Mr. Roberts formed Peachtree Parkway, L.P., and the partnership bought a parcel of undeveloped land in Gwinnett County fronting on Peachtree Parkway. On August 20, 2004, Mr. Roberts bought out the other limited partners in Peachtree Parkway, L.P. in accordance with the terms of its partnership agreement. On November 1, 2004, Peachtree Parkway, L.P. sold an 18% undivided interest in a 23.5-acre portion of the property to a long-term investor in partnerships sponsored by Mr. Roberts.

On December 29, 2004, we purchased an 82% undivided interest in a 23.5-acre portion of the undeveloped land from Peachtree Parkway, L.P. for a cash purchase price of $7,770,000 (on the same terms and conditions as the investor). The land is zoned for 292 apartment units and is located across Peachtree Parkway from the upscale Forum Shopping Center. We acquired the property in a Section 1031 tax-deferred exchange funded in part by sales proceeds from the July 2004 sale of the St. Andrews at the Polo Club community. Our audit committee and independent directors approved the form of the sales contract. The purchase price was equal to the average of the lowest two of the three appraisals performed on the property by independent appraisers, multiplied by 82% to reflect the undivided percentage interest purchased.

In acquiring the Peachtree Parkway property, we assumed and became bound by a restrictive covenant recorded in those records in favor of Roberts Properties and Roberts Construction that provides that if the then-owner of the property develops it for residential use:

(a) Roberts Properties, or any entity designated by Mr. Roberts, will be engaged as the development company for the project and will be paid a development fee in an amount equal to $5,000 per residential unit multiplied by the number of residential units that are developed on the property, with such fee to be paid in equal monthly amounts over the contemplated development period, and

(b) Roberts Construction, or any other entity designated by Mr. Roberts, will be engaged as the general contractor for the project on a cost plus basis and will be paid the cost of constructing the project plus 10% (5% profit and 5% overhead) with such payments to be paid commencing with the start of construction.

These terms and conditions are consistent with our previous agreements with Roberts Properties and Roberts Construction for development and construction services for residential communities. The covenant expires on October 29, 2014.

*Peachtree Dunwoody Land.* On January 20, 2005, we acquired a 9.84-acre parcel of undeveloped land from Roberts Properties Peachtree Dunwoody, LLC ("Peachtree Dunwoody, LLC") for a cash purchase price of $15,700,000. Mr. Roberts owns all of Peachtree Dunwoody, LLC. In August 1999, Mr. Roberts formed Peachtree Dunwoody, LLC, which bought a parcel of undeveloped land in Fulton County, Georgia. Peachtree Dunwoody, LLC spent two years rezoning the property and a year successfully defending a homeowners' lawsuit against Fulton County that challenged the rezoning. The land is zoned for 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space. We acquired the property in a Section 1031 tax-deferred exchange funded in part by sales proceeds from the sale of the St. Andrews at the Polo Club community. The purchase price was equal to the average of the lowest two of the three appraisals performed on the property by independent appraisers. In acquiring the Peachtree Dunwoody property, we assumed and became bound by a restrictive covenant recorded in those records in favor of Roberts Properties and Roberts Construction. The covenant has the same terms and conditions as the restrictive covenant related to the Peachtree Parkway land described above, except that the covenant expires on January 3, 2015. Our audit committee and independent directors approved the form of the sales contract.

*Development Fees.* From time to time, we pay Roberts Properties fees for various development services that include market studies, business plans, design, finish selection, interior design and construction administration. We made no development fee payments to Roberts Properties from January 1, 2004 through February 28, 2005. When we develop the Peachtree Dunwoody land and if we choose to develop the Peachtree Parkway land, we will retain Roberts Properties to complete the design and development work for a fee of $5,000 per unit.

*Construction Contracts.* We enter into contracts in the normal course of business with Roberts Construction. The following table summarizes certain information regarding payments to Roberts Construction for construction projects through February 28, 2005. For Ballantyne Place, we paid or will pay Roberts Construction its cost, plus a fee of 10% of its cost. For the Addison Place Shops, we have paid or will pay Roberts Construction its cost, plus a fee of 5% of its cost. We paid Roberts Construction its cost, but no additional fee, for construction of the corporate office building. Additionally, when we develop the Peachtree Dunwoody land and if we choose to develop the Peachtree Parkway land, we will retain Roberts Construction to construct the apartments and condominiums on a cost plus a fee of 10% basis.

| | **Actual/ Estimated Total Contract Amount** | **Total Amount Incurred through 2/28/05** | **Total Amount Incurred 1/1/04 through 2/28/05** | **Estimated Remaining Contractual Commitment** |
|---|---|---|---|---|
| Ballantyne Place | $23,193,000 | $22,367,000 | $5,078,000 | $826,000 |
| Northridge Office Building | 5,448,000 | 5,448,000 | 1,121,000 | 0 |
| Addison Place Shops | 4,814,000 | 4,122,000 | 2,200,000 | 692,000 |
| | $33,455,000 | $31,937,000 | $8,399,000 | $1,518,000 |

*Partnership Profits Interest.* Between 1994 and 1996, the operating partnership acquired nine limited partnerships of which Mr. Roberts was the sole general partner. Each partnership owned an apartment community that had been developed or was in the development process. As a part of each acquisition, the operating partnership assumed an existing financial obligation to an affiliate of Mr. Roberts. That financial obligation was formalized as a profits interest in the operating partnership. As the holder of the profits interest, Roberts Properties was entitled to receive distributions of a specified percentage of the gross sales proceeds of some of the apartment communities we formerly owned. The amount distributed to Roberts Properties with respect to each affected property was limited to the amount by which the gross proceeds from the sale of that property exceeded the sum of:

- the debt assumed, or taken subject to, by the operating partnership in connection with its acquisition of the property;
- the equity issued by the operating partnership in acquiring the property; and
- all subsequent capital improvements to the property made by the operating partnership.

On June 2, 2004, we sold five of our Atlanta apartment communities for $109,150,000 resulting in a gain of $32,404,000, net of minority interest of $11,985,000. We paid to Roberts Properties partnership profits interest distributions totaling $3,182,000 for three of those communities: River Oaks (5% of gross sales proceeds), Preston Oaks Phase I (5% of gross sales proceeds) and Plantation Trace Phase I (6% of gross sales proceeds). We made no other profits interest distributions to Roberts Properties from January 1, 2004 to date. Because we have sold all of the communities for which we were obligated to pay a profits distribution to Roberts Properties, we will pay no further distributions of that nature in the future.

*Office Leases.* On November 23, 2004, we entered into leases for office space on the third floor of the Northridge office building with Roberts Properties and Roberts Construction for a total of $4,200 per month for the period of June 1, 2004 to August 31, 2004; for a total of $5,250 per month for the period of September 1, 2004 to December 31, 2004; and for a total of $5,950 per month for the period of January 1, 2005 to March 31, 2005. At March 31, 2005, the leases convert to a month-to-month basis with the rental rate and all other terms remaining unchanged. We intend to negotiate longer-term leases with Roberts Properties and Roberts Construction within the next 60 days.

*Other Fees and Reimbursements.* From January 1, 2004 to February 28, 2005, we paid Roberts Properties $95,000 for reimbursement of operating costs and expenses, and we paid Roberts Construction $12,000 for project work done at our communities. We have entered into a reimbursement arrangement for the use of an aircraft owned by Roberts Properties, which has provided transportation services to us by flying our employees, including Mr. Roberts, on trips for our business purposes. We pay Roberts Properties for these services in an amount per passenger equal to an available unrestricted coach class fare (or business class fare if no unrestricted coach class is available) for the date and time of travel on a regular air carrier. From January 1, 2004 to February 28, 2005, we paid Roberts Properties $34,530 under this policy, primarily to fly employees to and from Charlotte to complete the construction and manage the lease-up of Ballantyne Place, and to Palm Beach to manage the operations of St. Andrews at the Polo Club, which we sold in July 2004, and to investigate new investment opportunities in that area.

**Other Related Party Transaction**

In 2004, we paid Charles Elliott, who serves on the board of directors and is our former Chief Financial Officer, $205,000 in consulting fees for services he performed on the sale of five apartment communities to Colonial Properties Trust, the sale of St. Andrews at the Polo Club, the refinancing of Ballantyne Place debt and the refinancing of Addison Place Apartments debt.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Deloitte & Touche LLP served as our independent auditors during 2003 and 2004.

### Audit Fees

*For 2003.* The aggregate fees billed by Deloitte & Touche for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2003, and for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year, were $111,000. During 2003, Deloitte & Touche performed a re-audit of our annual financial statements for the fiscal year ended December 31, 2001 (which had been audited by Arthur Andersen LLP), for which we paid Deloitte & Touche $38,000.

*For 2004.* The aggregate fees billed by Deloitte & Touche for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2004, and for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year, were $116,000.

### Audit Related Fees

We did not engage either Deloitte & Touche to provide, and they did not bill us for, professional services that were reasonably related to the performance of the audit of our 2003 or 2004 financial statements, but which are not reported in the previous paragraph.

### Tax Fees

*For 2003.* The aggregate fees billed by Deloitte & Touche for professional services rendered related to tax compliance, tax advice, and tax planning for the fiscal year ended December 31, 2003, were $86,525.

*For 2004.* The aggregate fees billed by Deloitte & Touche for professional services rendered related to tax compliance, tax advice, and tax planning for the fiscal year ended December 31, 2004, were $120,675.

### All Other Fees

Deloitte & Touche did not bill us for any services for the fiscal years ended December 31, 2003 and December 31, 2004 other than for the services described above.

### Pre-Approval Policy

Our audit committee pre-approval guidelines with respect to pre-approval of audit and non-audit services are summarized below.

*General.* The audit committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the audit committee. Any proposed services exceeding pre-approved cost levels requires specific pre-approval by the audit committee.

*Audit Services.* The annual audit services engagement terms and fees are subject to the specific pre-approval of the audit committee. In addition to the annual audit services engagement specifically approved by the audit committee, the audit committee has granted general pre-approval for other audit services, which are those services that only the independent auditor reasonably can provide.

*Audit-related Services.* Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are traditionally performed by the independent auditor. The audit committee believes that the provision of audit-related services does not impair the independence of the auditor.

*Tax Services.* The audit committee believes that the independent auditor can provide tax services to us, such as tax compliance, tax planning and tax advice without impairing the auditor's independence. The audit committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

*All Other Services.* The audit committee has granted pre-approval to those permissible non-audit services classified as "all other services" that it believes are routine and recurring services, and would not impair the independence of the auditor.

*Pre-Approval Fee Levels.* To facilitate management's day-to-day conduct of our business, the audit committee deemed it advisable and in our best interests to permit certain routine, non-audit services without the necessity of pre-approval by the audit committee. Therefore, the audit committee expects to establish a pre-approval fee level per engagement. Any proposal for services exceeding this level will require specific pre-approval by the audit committee. Although management may engage non-audit services from our independent auditor within this limit, management cannot enter into any engagement that would violate the SEC's rules and regulations related to auditor independence. These non-audit service engagements are to be reported to the audit committee as promptly as practicable.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. and 2. Financial Statements and Schedules.

The financial statements and schedules listed below are filed as part of this annual report on the pages indicated.

## INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Roberts Realty Investors, Inc.:

We have audited the accompanying consolidated balance sheets of Roberts Realty Investors, Inc. (a Georgia corporation) and its subsidiary (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index to Financial Statements at Item 8. These financial statements and the financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roberts Realty Investors, Inc. and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 22, 2005

## ROBERTS REALTY INVESTORS, INC.

## CONSOLIDATED BALANCE SHEETS
**(Dollars in Thousands, Except Per Share Data)**

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| REAL ESTATE ASSETS – At cost: | | |
| Land | $9,109 | $ 5,205 |
| Buildings and improvements | 65,527 | 33,493 |
| Furniture, fixtures and equipment | 6,013 | 3,477 |
| | 80,649 | 42,175 |
| Less accumulated depreciation | (9,157) | (6,575) |
| Operating real estate assets | 71,492 | 35,600 |
| Construction in progress and real estate under development | 28,272 | 45,510 |
| Net real estate assets | 99,764 | 81,110 |
| CASH AND CASH EQUIVALENTS | 27,552 | 8,583 |
| RESTRICTED CASH | 150 | 69 |
| DEFERRED FINANCING COSTS – Net of accumulated amortization of $445 and $316 at December 31, 2004 and 2003, respectively | 341 | 362 |
| ASSETS HELD FOR SALE | - | 87,280 |
| OTHER ASSETS – Net | 1,422 | 335 |
| | $129,229 | $177,739 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| LIABILITIES: | | |
| Mortgage notes payable | $31,186 | $ 31,459 |
| Construction loans payable | 32,294 | 23,458 |
| Land notes payable | 9,462 | 3,000 |
| Interest rate swap contract payable | 436 | 1,801 |
| Accounts payable and accrued expenses | 671 | 1,041 |
| Due to Roberts Construction (including retainage payable of $298 and $941 at December 31, 2004 and 2003, respectively) | 653 | 1,867 |
| Security deposits and prepaid rents | 250 | 111 |
| Liabilities related to assets held for sale | 60 | 81,739 |
| Total liabilities | 75,012 | 144,476 |
| COMMITMENTS AND CONTINGENCIES (Note 11) | | |
| MINORITY INTEREST OF UNITHOLDERS IN THE OPERATING PARTNERSHIP | 14,368 | 9,214 |
| SHAREHOLDERS' EQUITY: | | |
| Preferred shares, $.01 par value, 20,000,000 shares authorized, no shares issued or outstanding | – | – |
| Common shares, $.01 par value, 100,000,000 shares authorized, 5,668,622 and 5,585,206 shares issued at December 31, 2004 and 2003, respectively | 57 | 56 |
| Additional paid-in capital | 26,476 | 26,050 |
| Less treasury shares, at cost (362,588 shares at December 31, 2004 and 2003) | (2,764) | (2,764) |
| Unamortized deferred compensation | (18) | (93) |
| Retained earnings | 16,418 | 3,153 |
| Accumulated other comprehensive loss | (320) | (2,353) |
| Total shareholders' equity | 39,849 | 24,049 |
| | $129,229 | $177,739 |

See notes to the consolidated financial statements.

## ROBERTS REALTY INVESTORS, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(Dollars in Thousands, Except Per Share Data)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| OPERATING REVENUES: | | | |
| Rental operations | $ 5,264 | $ 4,607 | $ 3,733 |
| Other operating income | 313 | 285 | 212 |
| Total operating revenues | 5,577 | 4,892 | 3,945 |
| OPERATING EXPENSES: | | | |
| Personnel | 720 | 470 | 474 |
| Utilities | 416 | 257 | 301 |
| Repairs, maintenance and landscaping | 403 | 312 | 261 |
| Real estate taxes | 629 | 403 | 351 |
| Marketing, insurance and other | 443 | 261 | 229 |
| General and administrative expenses | 1,708 | 2,072 | 2,155 |
| Depreciation expense | 2,619 | 1,795 | 2,029 |
| Total operating expenses | 6,938 | 5,570 | 5,800 |
| LOSS FROM OPERATIONS | (1,361) | (678) | (1,855) |
| OTHER INCOME (EXPENSE): | | | |
| Interest income | 294 | 77 | 39 |
| Interest expense | (2,889) | (2,003) | (1,775) |
| Legal settlement | 340 | - | - |
| Loss on disposal of assets | (1) | (3) | (4) |
| Amortization of deferred financing costs | (142) | (149) | (163) |
| Total other expense | (2,398) | (2,078) | (1,903) |
| LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST AND GAIN ON SALE OF REAL ESTATE ASSETS | (3,759) | (2,756) | (3,758) |
| MINORITY INTEREST OF UNITHOLDERS IN THE OPERATING PARTNERSHIP | 1,011 | 783 | 1,184 |
| LOSS FROM CONTINUING OPERATIONS BEFORE GAIN ON SALE OF REAL ESTATE ASSETS | (2,748) | (1,973) | (2,574) |
| GAINS ON SALE OF REAL ESTATE ASSETS, net of minority interest of unitholders in the operating partnership | 102 | 77 | 1,043 |
| LOSS FROM CONTINUING OPERATIONS | (2,646) | (1,896) | (1,531) |
| INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of minority interest of unitholders in the operating partnership | 39,632 | 4,586 | (985) |
| NET INCOME (LOSS) | $ 36,986 | $ 2,690 | $ (2,516) |
| **INCOME (LOSS) PER COMMON SHARE – BASIC AND DILUTED (Note 8):** | | | |
| Loss from continuing operations | $ (0.50) | $ (0.37) | $ (0.31) |
| Income (loss) from discontinued operations | 7.51 | 0.89 | (0.20) |
| Net income (loss) | $ 7.01 | $ 0.52 | $ (0.51) |
| Weighted average common shares – basic | 5,280,064 | 5,171,748 | 4,943,280 |
| Weighted average common shares – diluted (effect of operating partnership units) | 7,220,658 | 7,223,727 | 7,220,593 |
| Cash dividends per share | $ 4.50 | $ 0.55 | $ 0.00 |

See notes to the consolidated financial statements.

## ROBERTS REALTY INVESTORS, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
**(Dollars in Thousands, Except Share and Per Share Data)**

| | Common Shares | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Shares Issued | Amount | Paid-In Capital | Treasury Shares | Deferred Compensation | Other Comprehensive Income | Retained Earnings | Total Shareholders' Equity |
| **BALANCE AS OF DECEMBER 31, 2001** | 5,266,567 | $53 | $24,410 | $(2,764) | $(202) | $(1,956) | $5,833 | $25,374 |
| Comprehensive income (loss) | | | | | | | | |
| Net loss | | | | | | | (2,516) | (2,516) |
| Unrealized loss on interest rate swaps | | | | | | (1,442) | | (1,442) |
| Total comprehensive income (loss) | | | | | | | | (3,958) |
| Conversion of units to shares | 189,747 | 2 | 952 | | | | | 954 |
| Restricted shares issued to employees, net of forfeitures | 3,077 | | 13 | | (13) | | | |
| Amortization of deferred compensation | | | | | 76 | | | 76 |
| Adjustment for minority interest in the operating partnership | | | 33 | | | | | 33 |
| **BALANCE AS OF DECEMBER 31, 2002** | 5,459,391 | 55 | 25,408 | (2,764) | (139) | (3,398) | 3,317 | 22,479 |
| Comprehensive income | | | | | | | | |
| Net income | | | | | | | 2,690 | 2,690 |
| Unrealized gain on interest rate swaps | | | | | | 1,045 | | 1,045 |
| Total comprehensive income | | | | | | | | 3,735 |
| Conversion of units to shares | 124,303 | 1 | 623 | | | | | 624 |
| Dividends declared ($0.55 per share) | | | | | | | (2,854) | (2,854) |
| Restricted shares issued to employees, net of forfeitures | 1,512 | | 8 | | (8) | | | |
| Amortization of deferred compensation | | | | | 54 | | | 54 |
| Adjustment for minority interest in the operating partnership | | | 11 | | | | | 11 |
| **BALANCE AS OF DECEMBER 31, 2003** | 5,585,206 | 56 | 26,050 | (2,764) | (93) | (2,353) | 3,153 | 24,049 |
| Comprehensive income | | | | | | | | |
| Net income | | | | | | | 36,986 | 36,986 |
| Unrealized gain on interest rate swaps | | | | | | 2,033 | | 2,033 |
| Total comprehensive income | | | | | | | | 39,019 |
| Conversion of units to shares | 93,896 | 1 | 473 | | | | | 474 |
| Dividends declared ($4.50 per share) | | | | | | | (23,721) | (23,721) |
| Restricted shares issued to employees, net of forfeitures | (10,480) | | (75) | | 75 | | | |
| Adjustment for minority interest in the operating partnership | | | 28 | | | | | 28 |
| **BALANCE AS OF DECEMBER 31, 2004** | 5,668,622 | $57 | $26,476 | $(2,764) | $(18) | $(320) | $16,418 | $39,849 |

See notes to the consolidated financial statements.

## ROBERTS REALTY INVESTORS, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(Dollars in Thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 36,986 | $ 2,690 | $ (2,516) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations: | | | |
| (Income) loss from discontinued operations, net of minority interest | (39,632) | (4,586) | 985 |
| Minority interest of unitholders in the operating partnership | (1,011) | (783) | (1,184) |
| Gain on sale of real estate assets, net of minority interest | (102) | (77) | (1,043) |
| Loss on disposal of assets | 1 | 3 | 4 |
| Depreciation and amortization | 2,761 | 1,944 | 2,192 |
| Amortization of deferred compensation | - | 54 | 76 |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in restricted cash | (81) | (7) | 14 |
| (Increase) decrease in other assets | (1,087) | 300 | (392) |
| (Decrease) increase in accounts payable and accrued expenses relating to operations | (370) | (806) | 123 |
| Increase in security deposits and prepaid rent | 139 | 5 | 29 |
| Net cash used in operating activities from continuing operations | (2,396) | (1,263) | (1,712) |
| Net cash provided by operating activities from discontinued operations | 922 | 3,234 | 4,481 |
| Net cash (used in) provided by operating activities | (1,474) | 1,971 | 2,769 |
| INVESTING ACTIVITIES: | | | |
| Proceeds from sale of real estate assets | 63,019 | 7,313 | 3,471 |
| Acquisition and construction of real estate assets | (24,592) | (12,052) | (19,692) |
| Net cash provided by (used in) investing activities | 38,427 | (4,739) | (16,221) |
| FINANCING ACTIVITIES: | | | |
| Proceeds from mortgage notes payable | - | 10,750 | 32,500 |
| Payoff of mortgage notes, including prepayment penalty | - | (8,487) | (7,519) |
| Principal repayments on mortgage notes payable | (652) | (1,107) | (1,032) |
| Proceeds from land notes payable | 9,462 | - | - |
| Payoff of land notes payable | (3,000) | (3,700) | (1,300) |
| Payment of loan costs | (121) | (252) | (459) |
| Proceeds from line of credit | - | - | 802 |
| Payoff of line of credit | - | - | (2,802) |
| Proceeds from construction loans | 8,836 | 12,567 | 18,687 |
| Payoff of construction loans | - | - | (22,500) |
| Payment of dividends and distributions | (32,509) | (3,962) | - |
| Net cash (used in) provided by financing activities | (17,984) | 5,809 | 16,377 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 18,969 | 3,041 | 2,925 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 8,583 | 5,542 | 2,617 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 27,552 | $ 8,583 | $ 5,542 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | | |
| Cash paid for interest | $ 6,167 | $ 9,395 | $ 9,058 |

See notes to the consolidated financial statements.

ROBERTS REALTY INVESTORS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. BUSINESS AND ORGANIZATION

Roberts Realty Investors, Inc., a Georgia corporation, was formed July 22, 1994 to serve as a vehicle for investments in, and ownership of, a professionally managed real estate portfolio consisting primarily of multifamily apartment communities. Roberts Realty owns and operates multifamily residential properties as a self-administered, self-managed equity real estate investment trust, or REIT.

Roberts Realty conducts all of its operations and owns all of its assets in and through Roberts Properties Residential, L.P., a Georgia limited partnership (the "operating partnership"), of which Roberts Realty is the sole general partner and had a 73.5% and 72.3% ownership interest at December 31, 2004 and December 31, 2003, respectively. As the sole general partner and owner of a majority interest of the operating partnership, Roberts Realty controls the operating partnership.

Roberts Realty, as the general partner of the operating partnership, does not hold any limited partner interests in the operating partnership. Units of limited partnership interest ("units") in the operating partnership outstanding at December 31, 2004 and 2003 were 1,908,571 and 2,002,467, respectively. Units held by the minority interest as a percentage of total units and shares of common stock of Roberts Realty outstanding were 26.5% and 27.7% at December 31, 2004 and 2003, respectively. The minority interest percentage reflects the number of shares and units outstanding and will change as additional shares and units are issued.

At December 31, 2004, Roberts Realty owned one completed multifamily apartment community totaling 403 apartment homes in the Atlanta metropolitan area; a 319-unit apartment community in Charlotte, North Carolina in its lease-up phase; and a 220-unit apartment community in Atlanta in the planning and design phase. In addition, Roberts Realty owns a 39,907 square foot commercial office building which is in its lease-up phase, a 42,090 square foot retail center in its lease-up phase, an undeveloped commercial site adjacent to the retail center, and three undeveloped residential and mixed-use sites in the Atlanta metropolitan area.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation.** The accompanying consolidated financial statements include the consolidated accounts of Roberts Realty and the operating partnership. All significant inter-company accounts and transactions have been eliminated in consolidation. The financial statements of Roberts Realty have been adjusted for the minority interest of the unitholders in the operating partnership.

The minority interest of the unitholders in the operating partnership on the accompanying balance sheets is calculated based on the minority interest ownership percentage multiplied by the operating partnership's net assets (total assets less total liabilities). The minority interest percentage reflects the number of shares and units outstanding and will change as additional shares and units are issued and redeemed. The minority interest of the unitholders in the earnings or loss of the operating partnership on the accompanying statements of operations is calculated based on the weighted average number of units outstanding during the period, which was 26.9%, 28.4% and 31.5% for the years ended December 31, 2004, 2003 and 2002, respectively. The minority interest of the unitholders was $14,368,000 and $9,214,000 at December 31, 2004 and 2003, respectively.

Holders of partnership units generally have the right to require the operating partnership to redeem their units for shares. Upon submittal of units for redemption, the operating partnership has the option either (a) to acquire those units in exchange for shares, on a one-for-one basis, or (b) to pay cash for those units at their fair market value, based upon the then current trading price of the shares. Roberts Realty has adopted a policy that it will issue shares in exchange for all future units submitted.

**Real Estate Assets and Depreciation.** Real estate assets are recorded at depreciated cost less reductions for impairment, if any. In identifying potential impairment, management considers such factors as declines in a property's operating performance or market value, a change in use, or adverse changes in general market conditions. In determining whether an asset is impaired, management estimates the future cash flows expected to be generated from the asset's use and its eventual disposition. If the sum of these estimated future cash flows on an undiscounted basis is less than the asset's carrying cost, the asset is written down to its fair value. None of Roberts Realty's real estate assets have required write-downs.

Expenditures directly related to the development, acquisition and improvement of real estate assets are capitalized at cost as land, buildings and improvements. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Buildings are generally depreciated over 27.5 years. Land improvements are depreciated over 15 years, and furniture, fixtures and equipment are depreciated over five to seven years.

**Cash and Cash Equivalents.** All investments purchased with an original maturity of three months or less, are considered to be cash equivalents.

**Restricted Cash.** Restricted cash consists of resident security deposits of $150,000 and $69,000 at December 31, 2004 and 2003, respectively.

**Deferred Financing Costs.** Deferred financing costs include fees and costs incurred to obtain financings and are amortized on the straight-line method over the terms of the related debt.

**Interest and Real Estate Taxes.** Interest and real estate taxes incurred during the construction period are capitalized and depreciated over the estimated useful lives of the constructed assets. Interest capitalized was $707,000, $1,345,000 and $2,196,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

**Revenue Recognition.** Roberts Realty leases its residential properties under operating leases with terms generally one year or less. Rental income is recognized when earned, which materially approximates revenue recognition on a straight-line basis.

**Income Taxes.** Roberts Realty elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ended December 31, 1994. As a result, Roberts Realty generally will not be subject to federal and state income taxation at the corporate level to the extent it distributes annually at least 90% of its taxable income, as defined in the Code, to its shareholders and satisfies certain other requirements. If Roberts Realty maintains its qualification as a REIT, it generally will not be subject to federal income tax on distributed net income in the future. Accordingly, no provision has been made for federal and state income taxes in the accompanying consolidated financial statements.

**Earnings Per Share.** Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed to reflect the potential dilution of all instruments or securities that are convertible into shares of common stock.

**Use of Estimates.** The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. ACQUISITIONS AND DISPOSITIONS

On November 21, 2002, Roberts Realty sold the 9.5 acres of land located at the corner of Jones Bridge Road and East Fox Court, in Alpharetta, Georgia for $3,200,000 plus a reimbursement of previously paid sewer costs of $302,000. The sale resulted in a gain of $1,043,000, net of minority interest of unitholders in the operating partnership.

On February 28, 2003, Roberts Realty received an aggregate of $381,000 in connection with the sale of land, reimbursement for land improvements and conveyances of temporary construction easements to Fulton County, Georgia for road right-of-way projects at the Addison Place community, which resulted in a gain of $77,000, net of minority interest of unitholders in the operating partnership.

On August 6, 2003, Roberts Realty sold its Highland Park community for $17,988,000, resulting in a gain of approximately $6,174,000, net of minority interest of $2,476,000. Net sales proceeds were approximately $6,932,000 after deduction of $9,930,000 for the mortgage note payable, which was assumed by the buyer, closing costs and prorations totaling $227,000, and a partnership profits interest of $899,000 paid to Roberts Properties under the amended partnership agreement of the operating partnership.

On June 2, 2004, Roberts Realty sold five of its Atlanta apartment communities – Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase, totaling 1,091 units – to Colonial Properties Trust. The sales price was $109,150,000 or an average of $100,045 per apartment unit, resulting in a gain of $32,404,000, net of minority interest of $11,985,000. Net sales proceeds were approximately $47,016,000, or $6.51 per share/unit, after deduction of:

(a) $58,802,000 for the mortgage notes payable assumed by the buyer,

(b) closing costs and prorations totaling $150,000, and

(c) a partnership profits interest distribution of $3,182,000 paid to Roberts Properties under the amended partnership agreement of the operating partnership.

On June 18, 2004, Roberts Realty paid a distribution of $4.50 per share to shareholders and unitholders of record on June 14, 2004.

On July 29, 2004, Roberts Realty sold its St. Andrews at the Polo Club community in Palm Beach County, Florida for $36,000,000 or an average of $180,000 per apartment unit, resulting in a gain of $8,254,000, net of minority interest of $3,053,000. Net sales proceeds were approximately $15,113,000 after deduction of $20,412,000 for the mortgage note payable assumed by the buyer, and closing costs and pro-rations totaling $475,000. Roberts Realty reinvested the proceeds in replacement properties (undeveloped land on Peachtree Parkway, Westside Parkway and Peachtree Dunwoody Road described below) through a Section 1031 tax-deferred exchange, which permitted its shareholders to defer paying the tax they would otherwise incur on the gain.

On October 29, 2004, Roberts Realty sold a 1.2 acre parcel of land located adjacent to its Addison Place community to an unrelated third party for $895,000, resulting in a gain of approximately

$102,000, net of minority interest of $37,000. Net sales proceeds were approximately $890,000 after deduction of closing costs and prorations totaling $5,000.

On December 29, 2004, Roberts Realty purchased an 82% undivided interest in 23.5 acres of undeveloped land for $7,786,000, including closing costs, from Roberts Properties Peachtree Parkway, L.P., a partnership owned and controlled by Mr. Roberts. The land is zoned for 292 apartment units and is located on Peachtree Parkway in Gwinnett County, Georgia. The transaction was part of a Section 1031 tax-deferred exchange partially funded by sales proceeds from the sale of St. Andrews at the Polo Club. See Note 10 – Related Party Transactions.

On December 29, 2004, Roberts Realty purchased 29.48 acres of undeveloped land on Westside Parkway in the North Atlanta submarket of Alpharetta, Georgia. The land was acquired for $5,919,000, including closing costs, and is zoned for 109 condominium units, 15,000 square feet of retail space and a density of 500,000 square feet for a university education center. The transaction was part of a Section 1031 tax-deferred exchange partially funded by sales proceeds from the sale of St. Andrews at the Polo Club.

On January 20, 2005, Roberts Realty purchased 9.84 acres of undeveloped land from Roberts Properties Peachtree Dunwoody, LLC, which is owned and controlled by Mr. Roberts. The purchase price was $15,724,000 including closing costs and was part of a Section 1031 tax-deferred exchange partially funded by sales proceeds from the sale of St. Andrews at the Polo Club. The property is located on Peachtree Dunwoody Road across the street from MARTA's North Springs rail station in the Perimeter Center submarket of Atlanta and is zoned for a mixed-use development of 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space. See Note 10 – Related Party Transactions.

Unaudited pro forma amounts for the years ended December 31, 2004, 2003 and 2002 assuming the sales of Highland Park, Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, Veranda Chase and St. Andrews at the Polo Club had taken place as of January 1, 2002 for the period presented, are presented below (dollars in thousands, except per share amounts). The unaudited pro forma information is not necessarily indicative of the results of operations of Roberts Realty had the acquisition and sales occurred at the beginning of the period presented, nor is it indicative of future results.

| | **Years Ended December 31,** | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Total operating revenues | $ 5,577 | $ 4,892 | $ 3,945 |
| Net loss | (2,646) | (1,896) | (1,531) |
| Per Share Data – Basic and Diluted | | | |
| Net loss | (0.37) | (0.26) | (0.21) |

## 4. DISCONTINUED OPERATIONS

For the twelve months ended December 31, 2004, 2003 and 2002, income from discontinued operations relates to the following apartment communities that Roberts Realty sold on the dates indicated:

- Highland Park, a 188-unit community sold on August 6, 2003;
- Bradford Creek, a 180-unit community sold on June 2, 2004;
- Plantation Trace, a 232-unit community sold on June 2, 2004;
- Preston Oaks, a 213-unit community sold on June 2, 2004;
- River Oaks, a 216-unit community sold on June 2, 2004;
- Veranda Chase, a 250-unit community sold on June 2, 2004; and

- St. Andrews at the Polo Club, a 200-unit community sold on July 29, 2004.

The following table summarizes information for our assets held for sale as of December 31, 2004 and 2003 (dollars in thousands):

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Land | $ 0 | $ 15,206 |
| Buildings and improvements | 0 | 85,201 |
| Furniture, fixtures and equipment | 0 | 9,971 |
| | 0 | 110,378 |
| Less accumulated depreciation | (0) | (24,296) |
| Operating real estate assets | 0 | 86,082 |
| Restricted cash | 0 | 273 |
| Deferred financing costs, net of accumulated amortization | 0 | 784 |
| Other assets | 0 | 141 |
| Assets held for sale | $ 0 | $ 87,280 |
| Mortgage note payable | $ 0 | $ 62,593 |
| Construction note payable | 0 | 17,000 |
| Interest rate swap contract payable | 0 | 1,454 |
| Accounts payable and accrued expenses | 60 | 331 |
| Due to Roberts Construction | 0 | 11 |
| Security deposits and prepaid rents | 0 | 350 |
| Liabilities related to assets held for sale | $60 | $81,739 |

The following table summarizes revenue and expense information for our discontinued operations for the twelve month periods ended December 31, 2004, 2003 and 2002 (dollars in thousands):

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| OPERATING REVENUES: | | | |
| Rental operations | $ 6,071 | $ 14,626 | $ 14,202 |
| Other operating income | 407 | 927 | 864 |
| Total operating revenues | 6,478 | 15,553 | 15,066 |
| OPERATING EXPENSES: | | | |
| Personnel | 732 | 1,673 | 1,572 |
| Utilities | 416 | 968 | 904 |
| Repairs, maintenance and landscaping | 480 | 1,050 | 918 |
| Real estate taxes | 760 | 1,646 | 1,646 |
| Marketing, insurance and other | 449 | 961 | 964 |
| Depreciation of real estate assets | 1,921 | 5,184 | 4,972 |
| Total operating expenses | 4,758 | 11,482 | 10,976 |
| INCOME FROM OPERATIONS | 1,720 | 4,071 | 4,090 |
| OTHER EXPENSE: | | | |
| Interest expense | (2,514) | (5,977) | (5,171) |
| Loss on disposal of assets | (9) | (8) | (28) |
| Expenses related to retirement of debt | (719) | (148) | (7) |
| Amortization of deferred financing costs | (67) | (156) | (173) |
| Total other expense | (3,309) | (6,289) | (5,379) |
| Loss before minority interest | (1,589) | (2,218) | (1,289) |
| MINORITY INTEREST OF UNITHOLDERS IN THE OPERATING PARTNERSHIP | 427 | 630 | 406 |
| LOSS BEFORE GAIN ON SALE OF REAL ESTATE ASSETS | (1,162) | (1,588) | (883) |
| GAIN (LOSS) ON SALE OF REAL ESTATE ASSETS, net of minority interest of unitholders | 40,794 | 6,174 | (102) |
| INCOME (LOSS) FROM DISCONTINUED OPERATIONS | $ 39,632 | $ 4,586 | $ (985) |

## 5. NOTES PAYABLE

Roberts Realty has four types of debt: unsecured lines of credit; mortgage notes secured by some of its apartment communities; construction/permanent loans secured by other apartment communities and properties; and land loans incurred to purchase undeveloped land. These loans are summarized below.

**Lines of Credit.** Roberts Realty has a $2,000,000 unsecured line of credit, which expires August 1, 2005, to provide funds for short-term working capital purposes. At December 31, 2004, there were no borrowings under this line of credit.

**Mortgage Notes**. The permanent mortgage notes payable secured by Roberts Realty's completed apartment communities at December 31, 2004 and December 31, 2003 were as follows:

| Property Securing Mortgage | Maturity | Fixed Interest Rate as of 12/31/04 | Principal Outstanding 12/31/04 | 12/31/03 |
|---|---|---|---|---|
| Addison Place Townhomes | 11/15/09 | 6.95% | $ 9,056,000 | $ 9,177,000 |
| Addison Place Apartments [1] | 05/10/05 | 8.62% | 22,130,000 | 22,282,000 |
| | | | $31,186,000 | $31,459,000 |

(1) The interest rate on this loan has been synthetically fixed at the rate shown until it matures on May 10, 2005. See Note 6.

Real estate assets having a combined depreciated cost of $33,966,000 served as collateral for the outstanding mortgage debt at December 31, 2004.

**Construction Loans.** On June 28, 2001, Roberts Realty closed a $5,280,000 loan to fund the construction of the Northridge commercial office building. The loan is secured by the land and improvements and bears interest at the 30-day LIBOR plus 200 basis points. On May 28, 2004, Roberts Realty extended the maturity date of the loan until May 28, 2005 and reduced to $4,530,000 the maximum principal amount available to be borrowed under the loan. At December 31, 2004, $4,530,000 was drawn on the loan, and Roberts Realty expects that it will have a $4,530,000 principal balance at maturity.

On February 21, 2002, Roberts Realty closed a $24,000,000 construction/permanent loan to fund the construction of its 319-unit apartment community in Charlotte, North Carolina. The loan matures on March 10, 2006, with Roberts Realty having the option to exercise two additional one-year extensions. Monthly payments are interest only through March 10, 2005 at the 30-day LIBOR plus 200 basis points; thereafter, principal and interest will be payable in monthly installments calculated using a 30-year amortization schedule and an assumed interest rate of 7.0% plus actual interest. At December 31, 2004, $22,484,000 was drawn on the loan.

On May 30, 2003, Roberts Realty closed a $6,500,000 construction loan to fund the construction of the Addison Place Shops retail center. The loan is secured by the land and improvements and matures on April 30, 2006. Monthly payments are interest only at the 30-day LIBOR plus 185 basis points. At December 31, 2004, $5,280,000 was drawn on the loan.

**Land Loans.** On December 29, 2004, Roberts Realty closed a $20,412,000 loan to fund portions of the purchase prices of an 82% undivided interest in 23.5 acres of undeveloped land located on Peachtree Parkway in Gwinnett County, Georgia and 29.47 acres of undeveloped land located on Westside Parkway in Alpharetta, Georgia. The loan matures on December 29, 2005, is secured by the land, and bears an interest rate of the 30-day LIBOR plus 185 basis points. At December 31, 2004, $9,462,000 was drawn on the loan, and Roberts Realty expects that it will have a $6,842,000 principal balance at maturity.

The scheduled principal payments of all debt outstanding at December 31, 2004 for each of the years ending December 31 are as follows:

| | |
|---|---|
| 2005 | $36,601,000 |
| 2006 | 5,916,000 |
| 2007 | 681,000 |
| 2008 | 21,264,000 |
| 2009 | 8,480,000 |
| | $72,942,000 |

Interest capitalized was $707,000, $1,345,000 and $2,196,000 for the twelve months ended December 31, 2004, 2003 and 2002, respectively.

On May 6, 2004, Roberts Realty obtained a $21,000,000 loan commitment from the Federal Home Loan Mortgage Corporation (Freddie Mac) to refinance the 285-unit Addison Place Apartment. The loan will have a ten-year term and bear interest at a fixed rate of 6.35%. Roberts Realty expects to close the new loan when the existing $22,130,000 loan matures in May 2005.

## 6. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES.

Effective January 1, 2001, Roberts Realty adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized on the balance sheet and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the income statement when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.

Roberts Realty generally enters into fixed rate debt instruments. In certain situations, Roberts Realty may utilize derivative financial instruments in the form of interest rate swaps to hedge interest rate exposure on variable-rate debt. Roberts Realty does not use these instruments for trading or speculative purposes. Roberts Realty entered into an interest rate swap agreement to fix the interest rate on its Addison Place Apartments mortgage loan (see Note 5 – Notes Payable). The swap agreement expires May 10, 2005, when the loan matures. The swap agreement has been designated as a cash flow hedge and, accordingly, is recorded at fair value in the consolidated balance sheets, and the related gains or losses are deferred in shareholders' equity, net of minority interest, as a component of other comprehensive income. Amounts received or paid in connection with the swap agreements are recognized as adjustments to interest related to the designated debt. Any ineffective portion of cash flow hedges are recognized immediately in earnings. Roberts Realty intends to hold the interest rate swap arrangement and related debt agreement for the Addison Place Apartments mortgage loan until maturity. In the event the interest rate swap agreement is terminated, Roberts Realty would discontinue prospectively reclassifying amounts in accumulated other comprehensive income to earnings based upon when the hedged transactions are recognized in earnings.

At December 31, 2003, the liability relating to the estimated fair value of the swap was $3,255,000, which, together with the estimated fair value of the swap related to the mortgage loan secured by Roberts Realty's Veranda Chase community, resulted in a decrease in shareholders' equity of $2,353,000 (accumulated other comprehensive income), net of minority interest of $902,000. On June 2, 2004, when Roberts Realty sold the Veranda Chase community, the buyer assumed the mortgage debt along with the related swap agreement.

At December 31, 2004, Roberts Realty's recorded liability was $436,000 relating to the estimated fair value of the Addison Place Apartments swap because of lower market interest rates as compared to the interest rate of the swap instrument. The effect of this liability is a corresponding decrease in shareholders' equity of $320,000 (accumulated other comprehensive income), net of minority interest of $116,000. If Roberts Realty holds this instrument until maturity, it will not pay any interest other than that stated in the loan and swap agreement. The liability recorded at December 31, 2004 has been and will continue to be reduced as Roberts Realty complies with its obligations under this instrument, as the difference between the market interest rate and the fixed rate decreases, and as the obligation matures.

## 7. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Because considerable judgment is necessary to interpret market data and develop the related estimates of fair value, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of Roberts Realty's interest rate swap agreement on its construction/permanent loans was a liability of $436,000 and $3,255,000 at December 31, 2004 and 2003, respectively.

Cash and cash equivalents, accounts payable, accrued expenses, security deposits and other liabilities, due to their short-term nature, are carried at amounts which reasonably approximate their fair values at December 31, 2004 and 2003. Fixed rate mortgage debt with an aggregate carrying value of $9,056,000 at December 31, 2004 has an estimated approximate fair value of $9,600,000 based on interest rates available to Roberts Realty for debt with similar terms and maturities.

## 8. SHAREHOLDERS' EQUITY

**Exchanges of Units for Shares.** During the years ended December 31, 2004, 2003, and 2002, a total of 93,896, 124,303, and 189,747 units, respectively, were exchanged for the same number of shares. Each conversion was reflected in the accompanying consolidated financial statements at book value.

**Restricted Share Awards.** During the years ended December 31, 2003, and 2002, Roberts Realty granted shares of restricted stock to certain employees in the following amounts, respectively, net of forfeitures: 1,512 and 3,077 shares. The market value of these restricted stock grants totaled $7,000 and $13,000, respectively. In 2004, net forfeitures of granted shares of restricted stock were 10,480 shares at a total market value of $75,000. The market value of restricted stock grants was recorded as unamortized deferred compensation and is shown as a separate component of shareholders' equity. These restricted shares vest 100% at the end of a three-year vesting period and are being amortized to compensation expense ratably over the vesting period.

**Dividends and Distributions.** Roberts Realty has not paid regular quarterly dividends since the third quarter of 2001. On August 27, 2003, Roberts Realty paid a special distribution of $0.55 per share/unit to shareholders and unitholders in the operating partnership of record on August 18, 2003. Of the dividends declared for 2003 totaling $0.55 per share, approximately $0.52 per share represents capital gain and $0.03 per share represents a return of capital to the shareholders.

On June 18, 2004, Roberts Realty paid a special distribution of $4.50 per share/unit to shareholders and unitholders in the operating partnership of record on June 14, 2004. Of the dividends declared for 2003 totaling $4.50 per share, approximately $4.21 per share represents capital gain and $0.29 per share represents a return of capital to the shareholders.

**Earnings Per Share.** Reconciliations of income available to common shareholders and weighted average shares and units used in Roberts Realty's basic and diluted earnings per share computations are detailed below (dollars in thousands).

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Loss from continuing operations – basic | $(2,646) | $(1,896) | $(1,531) |
| Minority interest of unitholders in the operating partnership in income attributable to continuing operations | (974) | (751) | (704) |
| Loss from continuing operations – diluted | $(3,620) | $(2,647) | $(2,235) |
| Income (loss) from discontinued operations - basic | $39,632 | $4,586 | $(985) |
| Minority interest of unitholders in the operating partnership in income attributable to discontinued operations | 14,584 | 1,844 | (453) |
| Income (loss) from discontinued operations – diluted | $54,216 | $6,430 | $(1,438) |
| Net income (loss) – diluted | $50,596 | $3,783 | $(3,673) |
| Weighted average shares – basic | 5,280,064 | 5,171,748 | 4,943,280 |
| Dilutive securities – weighted average units | 1,940,594 | 2,051,979 | 2,277,313 |
| Weighted average shares – diluted | 7,220,658 | 7,223,727 | 7,220,593 |

## 9. SEGMENT REPORTING

SFAS No. 131 established standards for reporting financial and descriptive information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Roberts Realty's chief operating decision maker is its chief executive officer.

Roberts Realty owns, operates, develops and constructs multifamily apartment communities located in Georgia and North Carolina. These apartment communities generate rental revenue and other income through the leasing of apartment homes. Roberts Realty evaluates the performance of each of its apartment communities on an individual basis. However, because each of the apartment communities has similar economic characteristics, residents, and products and services, the apartment communities have been aggregated into one reportable segment. This segment comprised 99.4% of Roberts Realty's total revenues for 2004 and 100% of Roberts Realty's total revenues for each of the two years ended December 31, 2003.

Roberts Realty owns a 39,907 square foot office building in its lease-up phase and a 42,090 square foot retail center located adjacent to its Addison Place apartment community in its lease-up phase. At December 31, 2004, Roberts Realty does not meet the criteria that would require these assets to be accounted for as separate segments.

## 10. RELATED PARTY TRANSACTIONS

Transactions with Mr. Roberts or His Affiliates

Roberts Realty enters into transactions with Roberts Properties, Roberts Construction and other affiliates of Mr. Roberts, the Chairman of the Board, Chief Executive Officer, and President of Roberts Realty Investors, Inc. in the ordinary course of business. These transactions are discussed below.

**Land Acquisitions.** On May 30, 2001, Roberts Realty purchased the East Fox Court land from Roberts Properties for $1,447,000. Roberts Properties had purchased the property for $1,070,000, and the $1,447,000 price Roberts Realty paid included $377,000 in development-related work previously performed by Roberts Properties. Roberts Properties completed the design and development work in 2002 for a fee of $180,000. Roberts Realty sold East Fox Court in 2002 for a gain of $1,043,000, net of minority interest of unitholders in the operating partnership. The independent members of the board of directors approved the foregoing arrangements with Roberts Properties.

On June 20, 2001, Roberts Realty purchased the Addison Place Shops retail center land from REES 59 L.L.C. for $4,470,000. REES 59 had previously purchased the land from Roberts Properties Jones Bridge, LLC, of which Mr. Roberts owned a 90% interest. Roberts Realty entered into a cost plus 5% contract with Roberts Construction to complete the retail center. The independent members of the board of directors approved the foregoing arrangements with Roberts Properties and Roberts Construction.

On June 28, 2001, Roberts Realty purchased the Northridge apartment land from Roberts Properties for $5,376,000. Roberts Realty retained Roberts Properties to complete the design and development work for a fee of $2,500 per unit, or $550,000. Roberts Realty also entered into a cost plus 10% contract with Roberts Construction to build the 220 apartment units. The independent members of the board of directors approved the foregoing arrangements with Roberts Properties and Roberts Construction.

On June 28, 2001, Roberts Realty purchased land and the partially constructed Northridge office building from Roberts Properties for $2,147,000. The three-story, 39,907 square foot building serves as Roberts Realty's corporate headquarters. Roberts Realty occupies a portion of one floor in the building, leases the remaining space on that floor to Roberts Properties and Roberts Construction, and plans to lease the other two floors to unaffiliated tenants. Roberts Construction completed construction of the building at cost and did not earn a profit on the construction of the building. Roberts Properties did not earn a profit on the sale of the land to Roberts Realty and was not paid a development fee for this project. The independent members of the board of directors approved the foregoing arrangements with Roberts Properties and Roberts Construction.

On December 29, 2004, Roberts Realty purchased an 82% undivided interest in 23.5 acres of undeveloped land for $7,770,000 from Roberts Properties Peachtree Parkway, L.P., a partnership owned and controlled by Mr. Roberts. Restrictive covenants on the land require that if the property is developed for residential use Roberts Properties will be engaged as the development company and will be paid a development fee of $5,000 per residential unit and Roberts Construction will be engaged as the general contractor for the project on a cost plus 10% basis. The independent members of the board of directors approved the foregoing arrangements with Roberts Properties and Roberts Construction.

**Construction Contracts.** Roberts Realty enters into contractual commitments with Roberts Construction in the normal course of business related to the construction of real estate assets. Mr. Roberts beneficially owns all of the outstanding shares of Roberts Construction. Roberts Construction constructed Addison Place Apartments and Veranda Chase under cost plus 10%

contracts. Roberts Construction is constructing the Ballantyne Place apartment community under a cost plus 10% arrangement and is constructing the Addison Place Shops under a cost plus 5% contract. Roberts Realty entered into a contract with Roberts Construction related to the construction of the Northridge office building at cost. In 2003, Roberts Realty entered into a cost plus 10% contract with Roberts Construction related to the construction of the Northridge community. The contractual amounts for projects started and/or completed with Roberts Construction during the last three years, from inception through December 31, 2004, are summarized in the following table:

| | Actual/Estimated Total Contract Amount | Amount Incurred | Estimated Remaining Contractual Commitment |
|---|---|---|---|
| Addison Place Shops | $ 4,814,000 | $ 3,944,000 | $ 870,000 |
| Northridge Office Building | 5,448,000 | 5,448,000 | 0 |
| Ballantyne Place | 23,193,000 | 22,114,000 | 1,079,000 |
| Veranda Chase | 15,608,000 | 15,608,000 | 0 |
| Addison Place Apartments | 21,876,000 | 21,876,000 | 0 |
| Northridge Community (1) | 261,000 | 253,000 | 8,000 |
| | $71,200,000 | $69,243,000 | $1,957,000 |

(1) Only includes contract for site work and detention pond construction.

At December 31, 2004 and 2003, the amounts due to Roberts Construction are summarized in the following table:

| | December 31 2004 | December 31 2003 |
|---|---|---|
| Addison Place Shops | $ 405,000 | $ 95,000 |
| Northridge Office Building | 0 | 251,000 |
| Ballantyne Place | 248,000 | 1,517,000 |
| Veranda Chase | 0 | 11,000 |
| Northridge Community | 0 | 4,000 |
| Total | $653,000 | $1,878,000 |

Roberts Realty estimates the remaining contractual commitment will be paid to Roberts Construction in 2005.

Roberts Realty paid Roberts Construction for labor and materials to perform capital improvements for the communities in the amount of $12,000, $57,000 and $43,000 in 2004, 2003 and 2002, respectively.

**Development Fees.** Roberts Properties received fees for various development services including market studies, business plans, design, finish selection, interior design and construction administration (including amounts described in "Land Acquisitions" above). Fees incurred totaled $550,000 and $180,000 for the years ended December 31, 2003 and 2002, respectively (none in 2004).

**Partnership Profits Interests.** Between 1994 and 1996, the operating partnership acquired nine limited partnerships of which Mr. Roberts was the sole general partner. Each partnership owned an apartment community that had been developed or was in the development process. As a part of each acquisition, the operating partnership assumed an existing financial obligation to an affiliate of Mr. Roberts. That financial obligation was formalized as a profits interest in the operating partnership. As the holder of the profits interest, Roberts Properties was entitled to receive distributions of a specified percentage of the gross sales proceeds of some of the apartment communities Roberts Realty owned. The amount distributed to Roberts Properties with respect to each affected property was limited to the amount by which the gross proceeds from the sale of that property exceeded the sum of:

- the debt assumed, or taken subject to, by the operating partnership in connection with its acquisition of the property;
- the equity issued by the operating partnership in acquiring the property; and
- all subsequent capital improvements to the property made by the operating partnership.

On June 2, 2004, Roberts Realty sold five of its Atlanta apartment communities for $109,150,000, resulting in a gain of $32,404,000, net of minority interest of $11,985,000. Roberts Realty paid to Roberts Properties partnership profits interest distributions totaling $3,182,000 for three of those communities: River Oaks, Preston Oaks Phase I and Plantation Trace Phase I. During 2003, Roberts Realty paid profits interest distributions of $899,000 in connection with the sale of the Highland Park community. Roberts Realty paid no profits interest distributions during 2002 and will pay no further distributions of that nature in the future.

Roberts Realty accounts for distributions required under the partnership profits interests as a reduction of the sales proceeds upon the disposition of an affected property as required by SFAS 141, Business Combinations.

**Other Fees.** During 2004, 2003 and 2002, affiliates of Mr. Roberts received miscellaneous fees and cost reimbursements of $88,000, $163,000, and $184,000 respectively.

**Office Leases.** Roberts Realty entered into leases for office space on the third floor of the Northridge office building with Roberts Properties and Roberts Construction for a total of $4,200 per month for the period of June 1, 2004 to August 31, 2004; for a total of $5,250 per month for the period of September 1, 2004 to December 31, 2004; and for a total of $5,950 per month for the period of January 1, 2005 to March 31, 2005. At March 31, 2005, the leases convert to a month-to-month basis with the rental rate and all other terms remaining unchanged. Roberts Realty intends to negotiate longer-term leases with Roberts Properties and Roberts Construction within the next 60 days.

Transactions with Other Directors and their Affiliates

**Loan Origination Fees.** Dennis H. James, a director of Roberts Realty, is Managing Director – Southeast Region, with L.J. Melody & Company, a commercial mortgage banking firm that has originated loans for Roberts Realty. Loan origination fees incurred were $75,000 in 2003. No loan origination fees were incurred in 2004 or 2002.

**Other Fees.** In 2004, Roberts Realty paid Charles R. Elliott, a director of Roberts Realty and former Chief Financial Officer, $205,000 in consulting fees for services he performed on the sale of five apartment communities to Colonial Properties Trust, the sale of St. Andrews at the Polo Club, the refinancing of Ballantyne Place debt and the refinancing of Addison Place Apartments debt.

## 11. COMMITMENTS AND CONTINGENCIES

Roberts Realty and the operating partnership are subject to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of these matters will not have a material adverse effect on Roberts Realty's financial position or results of operations.

As a result of the mergers of various limited partnerships into the operating partnership, the former partners of these limited partnerships received units. Holders of units have the right to require the operating partnership to redeem their units for shares, subject to certain conditions. Upon submittal of units for redemption, the operating partnership will have the option either (a) to pay cash for those units at their fair market value, which will be based upon the then current trading price of the shares, or (b) to acquire those units in exchange for shares (on a one-for-one basis). Roberts Realty has adopted a policy that it will issue shares in exchange for all future units submitted. There were 1,908,571 units outstanding at December 31, 2004 that could be exchanged for shares, subject to the conditions described above.

Roberts Realty enters into contractual commitments in the normal course of business related to the development of real estate assets. Management does not believe that the completion of these commitments will result in a material adverse effect on Roberts Realty's financial position or results of operations.

Under Roberts Realty's bylaws, it is obligated to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity. The maximum potential amount of future payments Roberts Realty could be required to make under this indemnification arrangement is unlimited. Roberts Realty currently has a directors and officers liability insurance policy that may limit its exposure and enable it to recover a portion of any future amounts paid. Because of the insurance policy coverage, Roberts Realty believes the estimated fair value of this indemnification arrangement is minimal, and Roberts Realty has recorded no liabilities for this indemnification arrangement as of December 31, 2004.

On May 6, 2004, Roberts Realty obtained a $21,000,000 loan commitment from the Federal Home Loan Mortgage Corporation (Freddie Mac) to refinance the 285-unit Addison Place Apartments. The loan will have a ten-year term and bear interest at a fixed rate of 6.35%. Roberts Realty expects to close the new loan when the existing $22,130,000 loan matures in May 2005.

On July 15, 2004, Roberts Realty obtained a $23,000,000 loan commitment from Freddie Mac to refinance its 319-unit apartment community, Ballantyne Place. The loan will have a ten-year term and bear interest at a fixed rate of 6.06%. Roberts Realty expects to close the new loan in July 2005.

## 12. SUPPLEMENTAL CASH FLOW INFORMATION

Roberts Realty paid $150,000 in April 2002 in connection with the settlement of a lawsuit with the buyer of Rosewood Plantation under the terms of the warranty provisions of the sales contract (Note 3). This amount is shown in the financial statements as a loss on the sale of real estate assets, net of minority interest of $48,000.

Non-cash investing and financing activities for the years ended December 31, 2004, 2003, and 2002 were as follows:

A. On August 6, 2003, Roberts Realty sold the Highland Park community. As a condition of the sale, the purchaser assumed the mortgage note payable associated with the property in the amount of $9,930,000.

B. On June 2, 2004, Roberts Realty sold five of its Atlanta apartment communities – Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase. As a condition of the sale, the purchaser assumed the mortgage notes payable associated with the properties in the aggregate amount of $58,802,000.

C. On July 29, 2004, Roberts Realty sold its St. Andrews at the Polo Club community. As a condition of the sale, the purchaser assumed the mortgage note payable associated with the property in the amount of $20,412,000.

## 13. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except per share data)

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| **Year Ended December 31, 2004** | | | | |
| Total operating revenues | $ 1,228 | $ 1,287 | $ 1,425 | $ 1,637 |
| Loss from operations | (20) | (132) | (676) | (533) |
| Loss from continuing operations | (411) | (303) | (1,048) | (884) |
| Income (loss) from discontinued operations | (182) | 31,835 | 7,939 | 40 |
| Net income (loss) | (593) | 31,532 | 6,891 | (844) |
| Per share (basic and diluted): | | | | |
| Loss from continuing operations | $ (0.08) | $ (0.06) | $ (0.19) | $ (0.17) |
| Income (loss) from discontinued operations | (0.03) | 6.03 | 1.50 | 0.01 |
| Net income (loss) | (0.11) | 5.97 | 1.31 | (0.16) |
| **Year Ended December 31, 2003** | | | | |
| Total operating revenues | $ 1,127 | $ 1,215 | $ 1,298 | $ 1,252 |
| Loss from operations | (290) | (194) | (72) | (122) |
| Loss from continuing operations | (497) | (518) | (428) | (453) |
| Income (loss) from discontinued operations | (394) | (409) | 5,794 | (405) |
| Net income (loss) | (891) | (927) | 5,366 | (858) |
| Per share (basic and diluted): | | | | |
| Loss from continuing operations | $ (0.10) | $ (0.10) | $ (0.08) | $ (0.09) |
| Income (loss) from discontinued operations | (0.08) | (0.08) | 1.13 | (0.08) |
| Net income (loss) | (0.18) | (0.18) | 1.05 | (0.17) |

(Amounts have been restated, as appropriate, to give effect to discontinued operations).

## 14. SUBSEQUENT EVENT (UNAUDITED)

On January 20, 2005, Roberts Realty purchased 9.84 acres of undeveloped land for $15,700,000 from Roberts Properties Peachtree Dunwoody, LLC, which is owned and controlled by Mr. Roberts. The property is located on Peachtree Dunwoody Road in the Perimeter Center submarket of Atlanta and is zoned for a mixed-use development of 120 condominium units, 236 apartment units, 210,000 square feet of office space and 56,000 square feet of retail space.

## SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

**ROBERTS REALTY INVESTORS, INC.**
**REAL ESTATE AND ACCUMULATED DEPRECIATION**
**AS OF DECEMBER 31, 2004**
**(Dollars in Thousands)**

| | | Initial Cost to Company | | | Carried at Close of Period | | |
|---|---|---|---|---|---|---|---|
| Description | Encumbrance | Land | Buildings and Improvements | Improvements Capitalized After Acquisition/ Construction | Land | Buildings and Improvements | Total |
| CONSTRUCTION IN PROGRESS AND REAL ESTATE UNDER DEVELOPMENT (A) | | | | | | | |
| Addison Place Shops | $ 5,280 | $ - | $ - | $ - | $ - | $ - | $ - |
| Northridge Community | - | - | - | - | - | - | - |
| Peachtree Parkway (B) | 9,462 | - | - | - | - | - | - |
| Westside Parkway (B) | - | - | - | - | - | - | - |
| Total Properties Under Construction | $ 14,742 | $ - | $ - | $ - | $ - | $ - | $ - |
| | | | | | | | |
| OPERATING PROPERTIES | | | | | | | |
| Addison Place Townhomes | $ 9,056 | $ 2,053 | $ 10,440 | $ 281 | $ 2,053 | $ 10,721 | $ 12,774 |
| Addison Place Apartments | 22,130 | 3,152 | 25,917 | 266 | 3,152 | 26,183 | 29,335 |
| Ballantyne Place Apartments | 22,484 | 3,547 | 28,122 | - | 3,547 | 28,122 | 31,669 |
| Northridge Office Building | 4,530 | 357 | 6,511 | 3 | 357 | 6,514 | 6,871 |
| Total Operating Properties | $ 58,200 | $ 9,109 | $ 70,990 | $ 550 | $ 9,109 | $ 71,540 | $ 80,649 |
| | | | | | | | |
| Total | $ 72,942 | $ 9,109 | $ 70,990 | $ 550 | $ 9,109 | $ 71,540 | $ 80,649 |

| Description | Accumulated Depreciation | Life on which Depreciation is Computed | Date Acquired | Date of Original Construction |
|---|---|---|---|---|
| Addison Place Townhomes | $ 2,917 | 3 – 27.5 Years | Sept – 99 | 1999 |
| Addison Place Apartments | 5,227 | 3 – 27.5 Years | June – 98 | 1999 |
| Northridge Office Building | 89 | 3 – 27.5 Years | June – 01 | 2000 |
| Ballantyne Place Apartments | 924 | 3 – 27.5 Years | June – 98 | 2001 |
| | | | | |
| Total | $ 9,157 | | | |

The accompanying notes are an integral part of this schedule.

(A) Construction in progress and real estate under development of $28,272,000 as of December 31, 2004 is excluded from Schedule III.

(B) Peachtree Parkway and Westside Parkway were financed together with such properties being collateral for one land note payable.

(C) Roberts Realty enters into contractual commitments in the normal course of business related to the construction of real estate assets with Roberts Construction – see Note 10 to the Consolidated Financial Statements.

(D) Gross capitalized costs of operating real estate assets are summarized as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| BALANCE AT BEGINNING OF PERIOD | $152,553 | $164,217 | $143,527 |
| Additions during period: | | | |
| Other additions | 38,893 | - | 22,487 |
| Improvements | 217 | 1,271 | 227 |
| Total Additions | 39,110 | 1,271 | 22,714 |
| Deductions during period: | | | |
| Sales | (110,646) | (12,632) | (1,741) |
| Other disposals | (368) | (303) | (283) |
| Total disposals | (111,014) | (12,935) | (2,024) |
| Balance at close of period | $ 80,649 | $152,553 | $164,217 |

(E) Accumulated depreciation on operating real estate assets is as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| BALANCE AT BEGINNING OF PERIOD | $30,871 | $28,229 | $21,463 |
| Additions during period: | | | |
| Depreciation expense | 4,540 | 6,980 | 7,001 |
| Deductions during period: | | | |
| Sales | (26,101) | (4,065) | - |
| Other disposals | (153) | (273) | (235) |
| Total disposals | (26,254) | (4,338) | (235) |
| Balance at close of period | $ 9,157 | $30,871 | $28,229 |

(c) Exhibits.

We have filed some of the exhibits required by Item 601 of Regulation S-K with previous registration statements or reports. As specifically noted in the following Index to Exhibits, those previously filed exhibits are incorporated into this annual report on Form 10-K by reference. All exhibits contained in the following Index to Exhibits that are designated with an asterisk are incorporated into this annual report by reference from our initial Registration Statement on Form 10-SB filed with the SEC on March 22, 1996; the applicable exhibit number in that Registration Statement is provided beside the asterisk. All material agreements contained in the following Index to Exhibits that are designated with a footnote (1) are no longer in effect but were in effect at some time on or after January 1, 2003.

*We will provide a copy of any or all of the following exhibits to any shareholder who requests them, for a cost of ten cents per page.*

| **Exhibit No.** | **Description** |
|---|---|
| | *Articles of Incorporation, Bylaws and Certificates and Articles of Merger:* |
| 3.1 | Amended and Restated Articles of Incorporation of Roberts Realty Investors, Inc. filed with the Georgia Secretary of State on July 22, 2004. [Incorporated by reference to Exhibit 3.1 from our quarterly report on Form 10-Q for the quarter ended September 30, 2004.] |
| 3.2 | Bylaws of Roberts Realty Investors, Inc. [* 2.2] |
| 4.1 | Agreement of Limited Partnership of Roberts Properties Residential, L.P., dated as of July 22, 1994. [* 3.1] |
| 4.1.1 | First Amended and Restated Agreement of Limited Partnership of Roberts Properties Residential, L.P., dated as of October 1, 1994. [* 3.1.1] |
| 4.1.2 | Amendment #1 to First Amended and Restated Agreement of Limited Partnership of Roberts Properties Residential, L.P., dated as of October 13, 1994. [* 3.1.2] |
| 4.1.3 | Amendment #2 to First Amended and Restated Agreement of Limited Partnership of Roberts Properties Residential, L.P. [Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form S-3 filed July 8, 1999, registration number 333-82453.] |
| 4.2 | Certificate of Limited Partnership of Roberts Properties Residential, L.P. filed with the Georgia Secretary of State on July 22, 1994. [* 3.2] |
| 4.2.1 | Certificate of Merger filed with the Georgia Secretary of State on October 13, 1994, merging Roberts Properties River Oaks, L.P.; Roberts Properties Rosewood Plantation, L.P.; Roberts Properties Preston Oaks, L.P.; and Roberts Properties Highland Park, L.P. with and into Roberts Properties Residential, L.P. (1994 Consolidation). [* 3.2.1] |

4.2.2 Certificate of Merger filed with the Georgia Secretary of State on March 24, 1995, merging Roberts Properties Holcomb Bridge, L.P. with and into Roberts Properties Residential, L.P. (Holcomb Bridge Merger). [* 3.2.2]

4.2.3 Certificate of Merger filed with the Georgia Secretary of State on May 16, 1995, merging Roberts Properties Plantation Trace, L.P. with and into Roberts Properties Residential, L.P. (Plantation Trace Merger). [* 3.2.3]

4.2.4 Certificate of Merger filed with the Georgia Secretary of State on September 27, 1995, merging Roberts Properties-St. Simons, L.P. with and into Roberts Properties Residential, L.P. (Windsong Merger). [* 3.2.4]

4.2.5 Certificate of Merger filed with the Georgia Secretary of State on March 21, 1996, merging Roberts Properties Bentley Place, L.P. with and into Roberts Properties Residential, L.P. (Bentley Place Merger). [Incorporated by reference to Exhibit 4.2.5 from our quarterly report on Form 10-QSB for the quarter ended June 30, 1996.]

4.2.6 Certificate of Merger filed with the Georgia Secretary of State on June 26, 1996, merging The Crestmark Club, L.P. with and into Roberts Properties Residential, L.P. (Crestmark Merger). [Incorporated by reference to Exhibit 4.2.6 from our quarterly report on Form 10-QSB for the quarter ended June 30, 1996.]

4.2.7 Certificate and Articles of Merger filed with the Georgia Secretary of State on April 1, 1997 merging Roberts Properties Management, L.L.C. with and into Roberts Properties Residential, L.P. [Incorporated by reference to Exhibit 4.2.7 from our current report on Form 8-K dated April 1, 1997.]

*Material Agreements with Affiliates:*

10.1.1 Construction Administration Agreement between Roberts Residential, L.P. and Roberts Properties, Inc. (Charlotte). [Incorporated by reference to Exhibit 10.17.02 from our quarterly report on Form 10-Q for the quarter ended June 30, 2000.]

10.1.2 Construction Administration Agreement between Roberts Residential, L.P. and Roberts Properties, Inc. (Corporate Office Building). [Incorporated by reference to Exhibit 10.20.5 from our quarterly report on Form 10-Q for the quarter ended September 30, 2001.]

10.1.3 Construction Administration Agreement between Roberts Residential, L.P. and Roberts Properties, Inc. (Addison Place Shops). [Incorporated by reference to Exhibit 10.21.3 from our quarterly report on Form 10-Q for the quarter ended September 30, 2001.]

10.1.4 Design and Development Agreement between Roberts Properties Residential, L.P. and Roberts Properties, Inc. dated June 15, 2001 (Northridge). [Incorporated by reference to Exhibit 10.1.17 from our annual report on Form 10-K for the year ended December 31, 2001.]

10.1.5 Construction Agreement between Roberts Properties Residential, L.P. and Roberts Properties Construction, Inc. (Northridge). [Incorporated by reference to Exhibit 10.1.18 from our quarterly report on Form 10-Q for the quarter ended March 31, 2003.]

| | |
|---|---|
| 10.1.6 | Office Lease between Roberts Properties Residential, L.P. and Roberts Properties, Inc. dated November 23, 2004. |
| 10.1.7 | Office Lease between Roberts Properties Residential, L.P. and Roberts Properties Construction, Inc. dated November 23, 2004. |
| 10.1.8 | Sales Contract dated December 29, 2004 between Roberts Properties Residential, L.P. and Roberts Properties Peachtree Parkway, L.P. [Incorporated by reference to Exhibit 10.1 from our current report on Form 8-K dated January 5, 2005.] |
| 10.1.9 | Tenants-In-Common Agreement between Georgianna Jean Valentino and Roberts Properties Peachtree Parkway, L.P., assumed by Roberts Properties Residential, L.P. on December 29, 2004. [Incorporated by reference to Exhibit 10.2 from our current report on Form 8-K dated January 5, 2005.] |
| 10.1.10 | Restrictive Covenant by Roberts Properties Peachtree Parkway, L.P., assumed by Roberts Properties Residential, L.P. on December 29, 2004. [Incorporated by reference to Exhibit 10.3 from our current report on Form 8-K dated January 5, 2005.] |
| 10.1.11 | Sales Contract dated January 19, 2005 between Roberts Properties Residential, L.P. and Roberts Properties Peachtree Dunwoody, LLC. [Incorporated by reference to Exhibit 10.1 from our current report on Form 8-K dated January 21, 2005.] |
| 10.1.12 | Restrictive Covenant by Roberts Properties Peachtree Dunwoody, LLC, assumed by Roberts Properties Residential, L.P. on January 20, 2005. [Incorporated by reference to Exhibit 10.2 from our current report on Form 8-K dated January 21, 2005.] |
| 10.1.13 | Determination of Executive Officer Salaries for 2005 and Bonuses for 2004. [Incorporated by reference to our current report on Form 8-K dated March 14, 2005.] |
| | *Addison Place Financing Documents:* |
| 10.2.1 | Promissory Note executed by Roberts Properties Residential, L.P. in favor of The Prudential Insurance Company of America, dated October 25, 1999, in the original principal amount of $9,500,000 (Addison Place Townhomes). [Incorporated by reference to Exhibit 10.14.04 from our annual report on Form 10-K for the year ended December 31, 1999.] |
| 10.2.2 | Deed to Secure Debt and Security Agreement executed by Roberts Properties Residential, L.P. in favor of The Prudential Insurance Company of America, dated October 25, 1999, and related collateral documents (Addison Place Townhomes). [Incorporated by reference to Exhibit 10.14.05 from our annual report on Form 10-K for the year ended December 31, 1999.] |
| 10.2.3 | Guaranty executed by Roberts Realty Investors, Inc. in favor of The Prudential Insurance Company of America, dated October 25, 1999 (Addison Place Townhomes). [Incorporated by reference to Exhibit 10.14.06 from our annual report on Form 10-K for the year ended December 31, 1999.] |

10.3.1 Promissory Note executed by Roberts Properties Residential, L.P. in favor of First Union National Bank, dated May 3, 2000, in the original principal amount of $22,500,000 (Addison Place Apartments). [Incorporated by reference to Exhibit 10.14.09 from our quarterly report on Form 10-Q for the quarter ended June 30, 2000.]

10.3.2 Deed to Secure Debt, Security Agreement and Assignment of Leases and Rents Agreement executed by Roberts Properties Residential, L.P. in favor of First Union National Bank, dated May 3, 2000 (Addison Place Apartments). [Incorporated by reference to Exhibit 10.14.10 from our quarterly report on Form 10-Q for the quarter ended June 30, 2000.]

*Ballantyne Place Financing Documents:*

10.4.1 Construction Loan Agreement executed by Roberts Properties Residential, L.P. in favor of AmSouth Bank, dated February 21, 2002 (Ballantyne Place construction loan). [Incorporated by reference to Exhibit 10.4.1 from our quarterly report on Form 10-Q for the quarter ended March 31, 2002.]

10.4.2 Promissory Note executed by Roberts Properties Residential, L.P. in favor of AmSouth Bank, dated February 21, 2002 in the original principal amount of $24,000,000 (Ballantyne Place construction loan). [Incorporated by reference to Exhibit 10.4.2 from our quarterly report on Form 10-Q for the quarter ended March 31, 2002.]

10.4.3 Deed of Trust, Security Agreement, and Assignment of Rents and Leases executed by Roberts Properties Residential, L.P. in favor of AmSouth Bank, dated February 21, 2002 (Ballantyne Place construction loan). [Incorporated by reference to Exhibit 10.4.3 from our quarterly report on Form 10-Q for the quarter ended March 31, 2002.]

10.4.4 Guaranty Agreement executed by Roberts Realty Investors, Inc. in favor of AmSouth Bank, dated February 21, 2002 (Ballantyne Place construction loan). [Incorporated by reference to Exhibit 10.4.4 from our quarterly report on Form 10-Q for the quarter ended March 31, 2002.]

*Peachtree Parkway / Peachtree Dunwoody Financing Documents*

10.5.1 Promissory Note in the principal amount of $20,411,550, dated December 29, 2004, executed by Roberts Properties Residential, L.P. in favor of Wachovia Bank, National Association. [Incorporated by reference to Exhibit 10.4 from our current report on Form 8-K dated January 5, 2005.]

10.5.2 Deed to Secure Debt, Security Agreement and Assignment of Leases and Rents dated December 29, 2004 made by Roberts Properties Residential, L.P. in favor of Wachovia Bank, National Association. [Incorporated by reference to Exhibit 10.5 from our current report on Form 8-K dated January 5, 2005.]

10.5.3 Unconditional Guaranty of Payment and Performance dated December 29, 2004 made by Roberts Realty Investors, Inc. in favor of Wachovia Bank, National Association. [Incorporated by reference to Exhibit 10.6 from our current report on Form 8-K dated January 5, 2005.]

10.5.4 First Consolidated Amendatory Agreement dated January 19, 2005 among Roberts Properties Residential, L.P., Roberts Realty Investors, Inc., and Wachovia Bank, National Association. [Incorporated by reference to Exhibit 10.3 from our current report on Form 8-K dated January 21, 2005.]

*Community Sales*[1]

10.6 Sales Contract dated April 26, 2004 between Roberts Properties Residential, L.P. and Colonial Realty Limited Partnership for the sale of the Preston Oaks community, with First Amendment thereto dated May 21, 2004. [Incorporated by reference to Exhibit 2.1 from our quarterly report on Form 10-Q for the quarter ended June 30, 2004.]

10.6.2 Schedule of material differences between Sales Contract and Amendment to Sales Contract for Preston Oaks apartment community and Sales Contracts and Amendment to Sales Contracts for Bradford Creek, River Oaks, Plantation Trace and Veranda Chase apartment communities. [Incorporated by reference to Exhibit 2.2 from our quarterly report on Form 10-Q for the quarter ended June 30, 2004.]

10.7 Sales Contract dated May 24, 2004, by and between Roberts Properties Residential, L.P. and Wellington Development, L.C., with First, Second and Third Amendments thereto dated June 15, July 1, and July 12, 2004, respectively. [Incorporated by reference to Exhibit 2.1 from our current report on Form 8-K dated August 10, 2004.]

*Preston Oaks Financing Documents:* [1]

10.8.1 Multifamily Note executed by Roberts Properties Residential, L.P. in favor of Primary Capital Advisors LC, dated February 1, 2001, in the original principal amount of $12,700,000 (Preston Oaks). [Incorporated by reference to Exhibit 10.1.3 from our quarterly report on Form 10-Q for the quarter ended March 31, 2001.]

10.8.2 Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement executed by Roberts Properties Residential, L.P. in favor of Primary Capital Advisors LC, dated February 1, 2001 (Preston Oaks). [Incorporated by reference to Exhibit 10.1.4 from our quarterly report on Form 10-Q for the quarter ended March 31, 2001.]

*Highland Park Financing Documents:* [1]

10.9.1 Multifamily Note executed by Roberts Properties Residential, L.P. in favor of Primary Capital Advisors LC, dated November 21, 2002, in the original principal amount of $10,000,000 (Highland Park). [Incorporated by reference to Exhibit 10.3.1 from our annual report on Form 10-K for the year ended December 31, 2002.]

10.9.2 Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement executed by Roberts Properties Residential, L.P. in favor of Primary Capital Advisors LC, dated November 21, 2002 (Highland Park). [Incorporated by reference to Exhibit 10.3.2 from our annual report on Form 10-K for the year ended December 31, 2002.]

10.9.3 Replacement Reserve Agreement executed by Roberts Properties Residential, L.P. in favor of Primary Capital Advisors LC, dated November 21, 2002 (Highland Park). [Incorporated by reference to Exhibit 10.3.3 from our annual report on Form 10-K for the year ended December 31, 2002.]

*River Oaks Financing Documents:*[1]

L.J. Melody & Company immediately assigned the River Oaks loan and the following related documents to the Federal Home Loan Mortgage Corporation (Freddie Mac).

10.10.1 Multifamily Note executed by Roberts Properties Residential, L.P. in favor of L.J. Melody & Company, dated August 21, 2003, in the original principal amount of $10,750,000 (River Oaks). [Incorporated by reference to Exhibit 10.4.1 from our quarterly report on Form 10-Q for the quarter ended September 30, 2003.]

10.10.2 Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement executed by Roberts Properties Residential, L.P. in favor of L.J. Melody & Company, dated August 21, 2003 (River Oaks). [Incorporated by reference to Exhibit 10.4.2 from our quarterly report on Form 10-Q for the quarter ended September 30, 2003.]

10.10.3 Replacement Reserve Agreement executed by Roberts Properties Residential, L.P. in favor of L.J. Melody & Company, dated August 21, 2003 (River Oaks). [Incorporated by reference to Exhibit 10.4.3 from our quarterly report on Form 10-Q for the quarter ended September 30, 2003.]

10.10.4 Guaranty executed by Roberts Realty Investors, Inc. in favor of L.J. Melody & Company, dated August 21, 2003 (River Oaks). [Incorporated by reference to Exhibit 10.4.4 from our quarterly report on Form 10-Q for the quarter ended September 30, 2003.]

*Plantation Trace Financing Documents:* [1]

10.11.1 Promissory Note executed by Roberts Properties Residential, L.P. in favor of The Prudential Insurance Company of America, dated September 29, 1998, in the original principal amount of $11,900,000 (Plantation Trace). [Incorporated by reference to Exhibit 10.07.04 from our quarterly report on Form 10-Q for the quarter ended September 30, 1998.]

10.11.2 Deed to Secure Debt and Security Agreement executed by Roberts Properties Residential, L.P. in favor of The Prudential Insurance Company of America, dated September 29, 1998, and related collateral documents (Plantation Trace). [Incorporated by reference to Exhibit 10.07.05 from our quarterly report on Form 10-Q for the quarter ended September 30, 1998.]

10.11.3 Limited Guaranty executed by Roberts Realty Investors, Inc. in favor of The Prudential Insurance Company of America, dated September 29, 1998 (Plantation Trace). [Incorporated by reference to Exhibit 10.07.06 from our quarterly report on Form 10-Q for the quarter ended September 30, 1998.]

*Bradford Creek Financing Documents:* [1]

10.12.1 Real Estate Note executed by Roberts Properties Residential, L.P. in favor of Nationwide Life Insurance Company, dated June 1, 1998, in the original principal amount of $8,400,000 (Bradford Creek). [Incorporated by reference to Exhibit 10.8.6 from our quarterly report on Form 10-Q for the quarter ended June 30, 1998.]

10.12.2 Deed to Secure Debt and Security Agreement executed by Roberts Properties Residential, L.P. in favor of Nationwide Life Insurance Company of America, dated June 1, 1998, and related collateral documents (Bradford Creek). [Incorporated by reference to Exhibit 10.8.7 from our quarterly report on Form 10-Q for the quarter ended June 30, 1998.]

10.12.3 Guaranty between Roberts Realty Investors, Inc. and Nationwide Life Insurance Company of America, dated June 1, 1998 (Bradford Creek). [Incorporated by reference to Exhibit 10.8.8 from our quarterly report on Form 10-Q for the quarter ended June 30, 1998.]

*Veranda Chase (formerly Old Norcross) Financing Documents:* (1)

10.13.1 Promissory Note executed by Roberts Realty Residential, L.P. in favor of Compass Bank, dated April 25, 2001, in the original principal amount of $17,000,000 (Veranda Chase). [Incorporated by reference to Exhibit 10.16.4 from our quarterly report on Form 10-Q for the quarter ended June 30, 2001.]

10.13.2 Construction Loan Agreement executed by Roberts Properties Residential, L.P. in favor of Compass Bank, dated April 25, 2001 (Veranda Chase). [Incorporated by reference to Exhibit 10.16.5 from our quarterly report on Form 10-Q for the quarter ended June 30, 2001.]

*St. Andrews at the Polo Club Financing Documents:* (1)

10.14.1 Promissory Note executed by Roberts Properties Residential, L.P. in favor of State Farm Life Insurance Company, dated November 6, 2001 in the original principal amount of $21,000,000 (St. Andrews at the Polo Club). [Incorporated by reference to Exhibit 10.13.1 from our annual report on Form 10-K for the year ended December 31, 2001.]

10.14.2 Mortgage and Security Agreement executed by Roberts Realty Residential, L.P. in favor of State Farm Life Insurance Company, dated November 6, 2001 (St. Andrews at the Polo Club). [Incorporated by reference to Exhibit 10.13.2 from our annual report on Form 10-K for the year ended December 31, 2001.]

10.14.3 Assignment of Rents and Lease executed by Roberts Realty Residential, L.P. in favor of State Farm Life Insurance Company, dated November 6, 2001 (St. Andrews at the Polo Club). [Incorporated by reference to Exhibit 10.13.3 from our annual report on Form 10-K for the year ended December 31, 2001.]

10.14.4 Guaranty Agreement (Rental Achievement) executed by Roberts Realty Investors, Inc. in favor of State Farm Life Insurance Company, dated November 6, 2001 (St. Andrews at the Polo Club). [Incorporated by reference to Exhibit 10.13.4 from our annual report on Form 10-K for the year ended December 31, 2001.]

10.14.5 Guaranty Agreement (Carve out) executed by Roberts Realty Investors, Inc. in favor of State Farm Life Insurance Company, dated November 6, 2001 (St. Andrews at the Polo Club). [Incorporated by reference to Exhibit 10.13.5 from our annual report on Form 10-K for the year ended December 31, 2001.]

*Other Exhibits:*

| | |
|---|---|
| 21 | Subsidiaries of the Registrant |
| 23.1 | Independent Auditors' Consent |
| 24.1 | Power of Attorney (contained on the signature page hereof). |
| 31 | Certifications of Charles S. Roberts and Greg M. Burnett pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 | Certifications of Charles S. Roberts and Greg M. Burnett pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 but is instead furnished as provided by applicable rules of the Securities and Exchange Commission. |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBERTS REALTY INVESTORS, INC.

By: /s/ Charles S. Roberts
Charles S. Roberts, Chairman of the Board,
Chief Executive Officer and President

Date: March 23, 2005

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Charles S. Roberts and Greg M. Burnett, and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report (Form 10-K) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Charles S. Roberts<br>Charles S. Roberts | Chairman of the Board, Chief Executive Officer and President | March 23, 2005 |
| /s/ Greg M. Burnett<br>Greg M. Burnett | Secretary, Treasurer, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | March 23, 2005 |
| /s/ Charles R. Elliott<br>Charles R. Elliott | Director | March 23, 2005 |
| /s/ Dennis H. James<br>Dennis H. James | Director | March 23, 2005 |
| /s/ Wm. Jarell Jones<br>Wm. Jarell Jones | Director | March 23, 2005 |
| /s/ Ben A. Spalding<br>Ben A. Spalding | Director | March 23, 2005 |
| /s/ James M. Goodrich<br>James M. Goodrich | Director | March 23, 2005 |

## SUBSIDIARIES OF THE REGISTRANT

The only subsidiary of Roberts Realty Investors, Inc. is Roberts Properties Residential, L.P., a Georgia limited partnership (the "operating partnership") of which Roberts Realty is the sole general partner and in which Roberts Realty owns a 73.8% ownership interest as of March 21, 2005. The operating partnership does business under its legal name, although its various multifamily apartment communities are generally known by the names identified in the body of this annual report on Form 10-K.

Exhibit 23.1

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in Registration Statement No. 333-82453 of Roberts Realty Investors, Inc. on Form S-3 of our report dated March 22, 2005 appearing in this Annual Report on Form 10-K of Roberts Realty Investors, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 22, 2005

Exhibit 31

**Certification**

I, Charles S. Roberts, certify that:

1. I have reviewed this annual report on Form 10-K of Roberts Realty Investors, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant' internal control over financial reporting.

March 23, 2005
Date

/s/ Charles S. Roberts
CHARLES S. ROBERTS
President and Chief Executive Officer
(principal executive officer)

**Certification**

I, Greg M. Burnett, certify that:

1. I have reviewed this annual report on Form 10-K of Roberts Realty Investors, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant' internal control over financial reporting.

March 23, 2005
Date

/s/ Greg M. Burnett
GREG M. BURNETT
Chief Financial Officer
(principal financial and accounting officer)

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Roberts Realty Investors, Inc. (the "Company") on Form 10-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles S. Roberts, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

| March 23, 2005 | /s/ Charles S. Roberts |
|---|---|
| Date | CHARLES S. ROBERTS |

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Roberts Realty Investors, Inc. (the "Company") on Form 10-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Greg M. Burnett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

| March 23, 2005 | /s/ Greg M. Burnett |
|---|---|
| Date | GREG M. BURNETT |

# Notes to Financial Highlights

See Notes (2), (3), and (6) below for explanations of how we calculate Net Operating Income, Funds From Operations, and Operating Revenues (including Discontinued Operations), respectively, and why we believe they provide useful information to investors. All amounts below are in thousands, except share and per share amounts.

**Reconciliation of Net Operating Income to Net Income**

| | 2004 | 2003 |
|---|---|---|
| Total operating revenues | $ 5,577 | $ 4,892 |
| Property operating expenses(1) | 2,611 | 1,703 |
| Net operating income(2) | 2,966 | 3,189 |
| Interest expense | (2,889) | (2,003) |
| General and administrative expenses | (1,708) | (2,072) |
| Depreciation and amortization expense | (2,619) | (1,795) |
| Interest income | 294 | 77 |
| Loss on disposal of assets | (1) | (3) |
| Legal settlement | 340 | — |
| Amortization of deferred financing costs | (142) | (149) |
| Gain on sale of real estate assets | 102 | 77 |
| Minority interest of unitholders | 1,011 | 783 |
| Income from discontinued operations | 39,632 | 4,586 |
| Net income | $36,986 | $ 2,690 |

**Reconciliation of Net Income to Funds from Operations and of Net Income per Share to Funds From Operations per Share**

| | 2004 | 2003 |
|---|---|---|
| Net income | $ 36,986 | $ 2,690 |
| Minority interest of unitholders — continuing operations | (1,011) | (783) |
| Minority interest of unitholders — discontinued operations | (427) | (630) |
| Loss on disposal of assets — continuing operations | 1 | 3 |
| Loss on disposal of assets — discontinued operations | 9 | 8 |
| Gain on sale of assets — continuing operations | (102) | (77) |
| Gain on sale of assets — discontinued operations | (40,658) | (6,174) |
| Depreciation expense — continuing operations | 2,619 | 1,795 |
| Depreciation expense — discontinued operations | 1,921 | 5,184 |
| Funds from operations(3) | $ (662) | $ 2,016 |
| Weighted average common shares — basic | 5,280,064 | 5,171,748 |
| Weighted average common shares — diluted (effect of operating partnership units) | 7,220,658 | 7,223,727 |
| Net income per share(4) | $ 7.01 | $ 0.52 |
| Funds from operations per share(5) | $ (0.09) | $ 0.28 |

**Reconciliation of Total Operating Revenues to Operating Revenues (including Discontinued Operations)**

| | 2004 | 2003 |
|---|---|---|
| Total operating revenues | $ 5,577 | $ 4,892 |
| Revenues from discontinued operations(6) | 6,478 | 15,553 |
| Operating Revenues (included Discontinued Operations) | $ 12,055 | $ 20,445 |

*(Footnotes are on following page)*

(1) Property operating expenses are comprised of personnel, utilities, real estate taxes, insurance, maintenance, landscaping, marketing, and property administration expenses.

(2) Net operating income is equal to total property operating revenues minus property operating expenses. Net operating income is a widely recognized term in the real estate industry, and we believe it provides useful information to investors regarding our results of operations because it explains the contribution of our rental operations to our overall financial results.

(3) Funds From Operations, or FFO, is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of property and non-recurring items, plus real estate related depreciation and amortization. We believe that FFO is an important measure of operating performance and that FFO provides useful information to investors because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare one equity REIT with another on the basis of operating performance. We compute FFO in accordance with the current NAREIT definition, which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to those other REITs. FFO does not represent amounts available for management's discretionary use for payment of capital replacement or expansion, debt service obligations, property acquisitions, development and distributions or other commitments and uncertainties. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that to gain a clear understanding of our operating results, FFO should be evaluated in conjunction with net income (determined in accordance with GAAP).

(4) Net income per share is calculated using weighted average common shares — basic.

(5) FFO per share is calculated using weighted average common shares — diluted.

(6) On June 2, 2004, we sold five of our Atlanta apartment communities — Bradford Creek, Plantation Trace, Preston Oaks, River Oaks, and Veranda Chase. On July 29, 2004, we sold our St. Andrews at the Polo Club community in Palm Beach County, Florida. On August 3, 2003, we sold our Highland Park community. The results of operations of the six properties sold in 2004 are included in Discontinued Operations in the accompanying financial statements in accordance with SFAS No. 144, and the results of operations of Highland Park are included in Discontinued Operations in 2003. We believe that Operating Revenues (including Discontinued Operations) provides useful information to investors for evaluating historical revenue trends.

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## SHAREHOLDER INFORMATION

OFFICERS

Charles S. Roberts
President and Chief Executive Officer

Greg Burnett
Treasurer and Chief Financial Officer

Michael A. Quinlan
Vice President, Secretary and Controller

BOARD OF DIRECTORS

Charles S. Roberts
Chairman of the Board

Charles R. Elliott
Former Chief Financial Officer

Dennis H. James
Managing Director
[illegible] Melody & Company

Wm. Jarell Jones
Attorney and Certified Public Accountant

Ben A. Spalding
Private Investor

James M. Goodrich
Private Investor

CORPORATE HEADQUARTERS

Roberts Realty Investors, Inc.
[illegible]50 Northridge Parkway, Suite 302
Atlanta, Georgia 30350
Telephone: (770) 394-6000

PRIMARY BANKING RELATIONSHIPS

Compass Bank
15 South 20th Street
Birmingham, Alabama 35233

Wachovia Bank, N.A.
191 Peachtree Street
Atlanta, Georgia 30303

TRANSFER AGENT

Wachovia Bank, N.A.
Shareholder Services
1525 West W.T. Harris Boulevard
Charlotte, North Carolina 28288-1153
Telephone: (800) 829-8432

SECURITIES COUNSEL

Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street, Suite 1400
Atlanta, Georgia 30309

GENERAL COUNSEL

Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Parkway, Suite 600
Atlanta, Georgia 30339

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
191 Peachtree Street, N.E., Suite 1500
Atlanta, Georgia 30303

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, August 16, 2005 at 10:00 a.m. at the
Westin Atlanta North
Seven Concourse Parkway
Atlanta, Georgia 30328

This annual report contains forward-looking statements within the meaning of the securities laws. Although the company believes the expectations reflected in the forward-looking statements are based on reasonable assumptions, the company's actual results could differ materially from those anticipated in the forward-looking statements. Certain factors that might cause such a difference include, but are not limited to, the following: occupancy rates and rents have been and may continue to be adversely affected by local economic and market conditions in Atlanta; the company's markets may become overbuilt with multifamily apartments; construction costs of a new community may exceed original estimates; construction and lease-up of the company's new communities and other properties may not be completed on schedule; financing for some of the company's new projects may not be available or, if available, may not be on favorable terms; and the overall U.S. economy or the company's markets may suffer from new terrorist attacks or the fear that they will occur.



CREATING COMMUNITIES FOR SUPERIOR LIFESTYLES™

ROBERTS REALTY INVESTORS, INC.
50 NORTHRIDGE PARKWAY, SUITE 302, ATLANTA, GEORGIA 30350, (770) 394-6000